Form 20-F
period 2026-06-30
Braiin Ltd
filed 2026-11-12
CIK 2076975

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______

Commission file number: 001-43079

BRAIIN LIMITED

(Exact name of Registrant as specified in its charter)

Australia

(Jurisdiction of incorporation or organization)

283 Rokeby Road, Subiaco, Western Australia 6008

(Address of principal executive offices)

Jay Stephenson, Chief Financial Officer

Telephone: +61 412 474 180

E-mail: jay@braiin.com

283 Rokeby Road, Subiaco, Western Australia 6008

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares	BRAI	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 206,088,228 ordinary shares outstanding as of June 30, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☒          Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to “Braiin”, the “Company”, the “Group”, “we”, “us” and “our” are to Braiin Limited and its consolidated subsidiaries. All references to “ordinary shares” are to the Company’s ordinary shares, no par value.

The Company’s consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and are presented in United States dollars. References to “$”, “US$” and “dollars” are to United States dollars, references to “A$” are to Australian dollars, and references to other currencies are as stated.

The Company’s fiscal year ends on June 30. References to fiscal 2026, fiscal 2025 and fiscal 2024 are to the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

On November 10, 2025 the Company effected a 4:1 subdivision of its ordinary shares, and on April 28, 2026 a further 3:1 subdivision. Unless otherwise stated, all share numbers in this annual report are presented on a post-subdivision basis and comparative share numbers have been restated accordingly. Per-share prices relating to issuances before April 28, 2026, including the reference price of $10.17 per share used for the shares issued on February 11 and 12, 2026, are presented as stated in the relevant agreements on a pre-April 28, 2026 subdivision basis and are equivalent to approximately $3.39 per ordinary share on a post-subdivision basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are all statements other than statements of historical fact, and include statements about the Group’s future results of operations and financial position, business plan and strategy, future revenue, timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated products and prospects. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. They can generally be identified by words such as “anticipate”, “believe”, “contemplate,” “continue,” “could,” “estimate,” “expect”, “intend”, “may”, “plan”, “potential,” “predict,” “project”, “should”, “target,” and “will”, although not every forward-looking statement contains those words. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

●	the implementation of the Company’s business model and strategic plans for its business, product, services and technology;

●	the Company’s commercialization and marketing capabilities and strategy;

●	the Company’s competitive position;

●	the scope of protection that the Company is able to establish and maintain for intellectual property rights covering its products, services and technology;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which the Company estimates its existing cash and cash equivalents will be sufficient to fund its future operating expenses and capital expenditure requirements; and

●	the impact of new or existing laws and regulations on the Company’s business and strategy.

Forward-looking statements involve known and unknown risks and uncertainties, and actual results may differ materially from those expressed or implied.

Forward-looking statements speak only as at the date of this annual report and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, those described in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report generally. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect the management of the Company’s beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this annual report, and while management believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements included in this annual report have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. They are presented in United States dollars, which is the presentation currency of the Group, and cover the years ended June 30, 2026, 2025 and 2024. The functional currency of the Company is the Australian dollar, and the Group’s operations have nine functional currencies.

The businesses acquired on February 12, 2026 are included in the results of the Group from that date. The results for the year ended June 30, 2026 are accordingly not comparable with the comparative years. Certain figures in this annual report have been rounded, so the sum of the figures in a column or a row may not agree to the total shown.

This annual report includes Adjusted EBITDA, a financial measure that is not defined by IFRS Accounting Standards. Its definition, the reasons management uses it, its limitations and a reconciliation to loss for the year are set out at Item 5.A.

MARKET AND INDUSTRY DATA

This annual report contains market, industry and economic data. Unless otherwise indicated, information concerning the Company’s industry and the markets in which it operates, including its general expectations, market position, market opportunity, and market size, is based on the knowledge and experience of the Company’s management in the markets in which the Company operates, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, the Company’s customers, trade and business organizations, and other contacts in the markets in which the Company operates and which were not commissioned by the Company. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from the Company’s internal research. The Company has not independently verified the third-party data and does not guarantee its accuracy or completeness. Estimates involve assumptions and limitations, and undue reliance should not be placed on them.

In presenting this information, the Company has made certain assumptions that it believes to be reasonable based on such data and other similar sources and on its knowledge of, and its experience to date in, the markets in which it operates. While the Company believes the estimated market and industry data included in this annual report is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Item 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by the Company. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

The Company owns or otherwise has rights to the trademarks, including those mentioned in this annual report, used in conjunction with the operation of its business. This annual report includes the Company’s own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other entities, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this annual report may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and tradenames. The Company does not intend its use or display of other entities’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of the Company by, any other entities.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable. This item is required only in a registration statement.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable. This item is required only in a registration statement.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable in an annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable in an annual report.

D. Risk Factors

An investment in the ordinary shares involves a high degree of risk. Investors should consider the risks described below, together with the other information in this annual report, including the consolidated financial statements and the related notes. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks not presently known, or that the Company currently considers immaterial, may also impair the Group’s business. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those described below.

Summary of Risk Factors

The following is a summary of the risks described below and should be read together with the full description of each risk that follows.

Risks relating to our financial condition and capital requirements

● Our ability to continue as a going concern depends on refinancing our borrowings and raising further capital.

● We have a history of losses and may never achieve or sustain profitability.

● Our borrowings are secured over substantially all of our assets, and a default could result in the loss of those assets.

● The Advaitha Note Purchase Agreement contains trigger thresholds that may accelerate our obligations.

● Our principal lender is a director and a related party, which may give rise to conflicts and limit the protections available to us.

● We will need additional capital, and issuing equity will dilute existing shareholders.

Risks relating to the acquisitions and their integration

● Goodwill may become impaired.

● We may not realize the benefits expected from the acquisitions.

● We have deferred and contingent obligations to the vendors of the acquired businesses.

● The acquired businesses may have liabilities that were not identified in due diligence.

● We depend on the founders and managers of the businesses we acquired.

● Future acquisitions, partnerships, joint ventures or other strategic transactions may not be successful and may adversely affect our business, financial condition or results of operations.

Risks relating to our business and industry

● If we do not effectively manage our growth and the rapid diversification of our business, our business may be adversely affected.

● We depend on a small number of customers and the loss of any of them would materially affect our revenue.

● Our contracted pipeline may not convert into revenue, and non-binding memoranda of understanding and letters of intent may not result in binding contracts.

● A significant part of our assets is trade receivables and we are exposed to credit risk.

● We depend on a limited number of technology vendors and distributors.

● We bid for work on fixed prices and may not deliver within our estimates.

● Rapid technological change, including in artificial intelligence and autonomous systems, may render our offerings less competitive.

● Generative and agentic artificial intelligence in our products may produce inaccurate, biased or unintended outputs or actions and expose us to liability and reputational harm.

● Our use of open source software may subject us to claims or require us to disclose our proprietary source code.

● Our work for government, defense and critical infrastructure customers exposes us to procurement, security and export control requirements.

● A cybersecurity incident could disrupt our operations and those of our customers.

● We may be unable to protect our intellectual property.

● Uncertainty regarding intellectual property rights in AI-generated outputs and training data may adversely affect our business.

● We depend on key personnel.

● We are subject to data protection and privacy laws in every market in which we operate.

● Regulation of artificial intelligence is developing and may restrict our products.

● Aviation and drone regulation may restrict our operations.

● Our AgTech operations are exposed to agricultural market cycles, climate change, extreme weather, and environmental, health and safety laws, including those governing pesticides.

● Our CXaaS and PropTech businesses depend on client usage volumes, partner relationships and regulated end markets.

● Our insurance may not be adequate.

● We may become subject to litigation.

● Natural disasters, pandemics, war, terrorism and other catastrophic events could disrupt our operations.

Risks relating to our international operations

● We operate through subsidiaries and a branch in eleven countries and are exposed to the legal, tax and political conditions of each.

● Geopolitical tensions, tariffs, sanctions and trade restrictions may increase our costs and disrupt our supply chain.

● Local ownership requirements mean we do not wholly own several operating entities.

● Restrictions on the movement of funds may prevent us from accessing cash held in subsidiaries.

● We are exposed to currency movements across nine functional currencies.

● We are subject to anti-bribery, sanctions and anti-money laundering laws in multiple jurisdictions.

● We are subject to export and import controls that may restrict sales of our technologies and expose us to penalties.

● Transfer pricing and tax positions across the Group may be challenged.

Risks relating to regulation and financial reporting

● We have identified material weaknesses in our internal control over financial reporting, which we are in the process of remediating.

● Our previously reported financial information may be restated.

● We will become subject to the internal control reporting requirements of Section 404 and will cease to be an emerging growth company, and our compliance costs will increase.

● We are an emerging growth company and a foreign private issuer, and the reduced disclosure available to us may make our ordinary shares less attractive.

● We may be a passive foreign investment company, which would have adverse United States tax consequences for United States holders.

● Evolving government regulation and environmental, social and governance requirements may increase our costs and expose us to reputational risk.

● Australian dividend withholding tax and imputation rules may affect returns to United States holders.

Risks relating to our ordinary shares

● Our founder controls a majority of our voting power and his interests may differ from those of other shareholders.

● Our ordinary shares have a limited trading history and their price may be volatile.

● Sales of ordinary shares after lock-up expiry could depress the market price.

● We do not intend to pay dividends.

● We may fail to satisfy the continued listing requirements of Nasdaq.

● It may be difficult for investors to enforce judgments against us or our directors.

● Australian law imposes different requirements on shareholder derivative actions, which may limit shareholders’ ability to bring claims.

● Australian takeover provisions may discourage a change of control.

● If securities analysts do not publish research about us, or publish adverse research, the price of our ordinary shares could decline.

General risk factors

● Adverse economic, inflationary, interest rate and capital markets conditions could harm our business and the market price of our ordinary shares.

● We incur significant costs as a result of operating as a public company in the United States.

● We may become the target of securities class action litigation.

Risk factors

Risks relating to our financial condition and capital requirements

Our ability to continue as a going concern depends on refinancing our borrowings and raising further capital.

For the year ended June 30, 2026 the Group recorded a loss after tax of $24,656,361 and net cash outflow from operating activities of $4,632,389. At June 30, 2026 the Group held cash and cash equivalents of $5,667,180 and had net current liabilities of $22,039,756. The financial statements have been prepared on a going concern basis, which assumes that the Group will be able to realize its assets and discharge its liabilities in the normal course of business.

The secured promissory notes issued to Streeterville Capital, LLC mature on February 12 and March 10, 2027, with approximately $10,181,000 payable at maturity. Under the Note Purchase Agreement dated February 11, 2026 with Advaitha Pty Ltd (the “Advaitha Note Purchase Agreement”), as varied by the Deed of Variation and Set-Off dated March 12, 2026 among the Company, Advaitha Pty Ltd and Mr Chetan (Neil) Saligrama as trustee for the Saligrama Family Trust (the “Deed of Variation and Set-Off”), $9,600,000 of principal was scheduled to amortize over the three months from December 2026 to February 2027, and interest over the original term of that facility was $1,267,200. Under a Deed of Extension dated November 3, 2026, the maturity of the $9,600,000 of principal outstanding under the Advaitha Note Purchase Agreement has been extended by twelve months to February 11, 2028, with interest of $115,200 a month (14.4% per annum) payable monthly in arrears and the principal repayable in three monthly instalments from December 11, 2027 to February 11, 2028; see “Item 5.B. Liquidity and Capital Resources—Going concern and capital requirements.” The terms of the Advaitha Note Purchase Agreement and the Deed of Variation and Set-Off are described at “Item 7.B. Related Party Transactions.”

Meeting these obligations when they fall due depends on generating operating cash flows from the acquired businesses, refinancing or extending our borrowings as they fall due, and raising further debt or equity. The Company’s directors have assessed the Group’s cash flow forecasts and financing plans for the twelve months from the date the financial statements were authorized for issue and have concluded that the going concern basis of preparation is appropriate and that there is no material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern; see Note 2.5 to the financial statements. That assessment depends on assumptions about operating cash flows, refinancing and the availability of further funding that may not be realized. Refinancing may not be available on acceptable terms, or at all, particularly given our recent losses, and any refinancing may be at higher cost, impose additional restrictions or be dilutive to shareholders. If those assumptions are not realized, we may be required to curtail operations or dispose of assets on unfavorable terms, and investors could lose all or part of their investment.

We have a history of losses and may never achieve or sustain profitability.

The Group recorded losses in each of the three years ended June 30, 2026. We expect to continue to incur significant expenses as we integrate the acquired businesses, service our borrowings and meet the costs of operating as a listed company in the United States. We may not generate sufficient revenue or margin to achieve profitability, and if we do, we may not sustain it.

We intend to continue to develop our technology and to invest in the acquired businesses. Successful implementation of this strategy may require significant expenditures before any substantial associated revenue is generated, and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Our growth may not be sustainable and depends on our ability to retain existing customers, attract new customers, expand our product offerings and increase revenue from both new and existing customers.

Our borrowings are secured over substantially all of our assets, and a default could result in the loss of those assets.

First-priority security interests have been granted over the assets of the Company, Braiin LLC, Raptor300 Inc, Connect Simple Pty Ltd and VIS Networks Private Limited, over the intellectual property of those entities under an Intellectual Property Security Agreement, over equity interests in specified subsidiaries under a Pledge Agreement, and guarantees have been given by subsidiaries. If an event of default occurs, the secured parties may enforce against those assets, which would have a material adverse effect on the Group and could leave shareholders with no recovery.

The Advaitha Note Purchase Agreement contains trigger thresholds that may accelerate our obligations.

The Deed of Variation and Set-Off reduced the major trigger threshold under the Advaitha Note Purchase Agreement from 25 percent to 20 percent and the minor trigger from 10 percent to 5 percent. Events outside our control, including movements in the price or trading volume of the ordinary shares, may cause a trigger to occur, accelerating our payment obligations at a time when we are not able to meet them.

An acceleration of our obligations under the Advaitha Note Purchase Agreement, or a default under any of our other borrowings, could, depending on the terms of our other financing arrangements, give rise to defaults under those arrangements and permit the relevant lenders to enforce their security. In addition, the existence of these trigger thresholds may itself limit our flexibility to undertake transactions, including equity issuances, that could affect the price or trading volume of the ordinary shares.

Our principal lender is a director and a related party, which may give rise to conflicts and limit the protections available to us.

Advaitha Pty Ltd is a vehicle of the Saligrama Family Trust, the family trust of Mr Chetan (Neil) Saligrama, who is a director of the Company and a substantial shareholder. Borrowings from a related party may not be negotiated on the same terms as would be agreed with an unrelated lender, and the interests of that lender may not align with the interests of other shareholders in an enforcement or restructuring scenario. His interests as lender may conflict with his duties as a director and with the interests of other shareholders, particularly in any renegotiation, enforcement or restructuring.

We will need additional capital, and issuing equity will dilute existing shareholders.

We expect to require additional funding to meet our obligations, integrate the acquired businesses and pursue our strategy. Additional equity financing would dilute existing shareholders, may be at a discount to the market price, and may carry rights senior to the ordinary shares. Additional debt financing may impose operating and financial restrictions. Capital may not be available when needed on acceptable terms. The Company has also committed to equity awards of $5,150,000 in aggregate that have not yet been granted, expects to adopt an equity incentive plan, and may issue shares to satisfy deferred consideration. Each issue will dilute existing shareholders.

Risks relating to the acquisitions and their integration

Goodwill may become impaired.

At June 30, 2026 goodwill of $228,990,580 represented approximately 84 percent of our total assets. We are required to test goodwill for impairment at least annually. A deterioration in the performance of an acquired business, a change in market conditions affecting the price a market participant would pay for an acquired business, or a sustained fall in the market price of the ordinary shares relative to our net assets could result in a material impairment charge. Pending completion of the purchase price allocations for the acquisitions, no intangible assets other than software of $6,312 of the Mirragin group have been recognized separately from goodwill. At June 30, 2026 the recoverable amount of each cash-generating unit to which goodwill is allocated, determined as fair value less costs of disposal by reference to the prices paid in the arm’s-length acquisitions of February 12, 2026, exceeded its carrying amount, but by limited margins: a reduction in fair value of 2.6% for the VIS group, 0.2% for Vega or 1.4% for Connect Simple would, in isolation, cause the recoverable amount to equal the carrying amount.

We may not realize the benefits expected from the acquisitions.

The acquisitions brought together businesses in network infrastructure and managed services, unmanned systems consulting and training, and telecommunications connection services, operating through subsidiaries and a branch in eleven countries. Integration requires the alignment of systems, controls, reporting calendars and cultures. We may fail to retain key personnel, customers or supplier relationships of the acquired businesses, and the anticipated revenue, cost and cross-selling benefits may not be achieved, or may take longer and cost more than expected.

We have deferred and contingent obligations to the vendors of the acquired businesses.

At June 30, 2026 deferred consideration of $6,719,772 was recognized within current other financial liabilities and a further $4,000,602 within non-current other financial liabilities. We have also agreed to acquire the remaining 20.30 percent interest in VIS Networks Private Limited and VIS Global PTE Ltd. These payments compete with our other obligations for the same cash. If we do not meet them when they fall due we may be in breach of the relevant agreements, and the vendors may have remedies against us, including in the local courts of India and Singapore.

The acquired businesses may have liabilities that were not identified in due diligence.

We acquired businesses operating in jurisdictions with different legal, tax and regulatory regimes and different accounting practices. Due diligence may not have identified all liabilities, including tax assessments, employment entitlements, customer claims, regulatory breaches or unrecorded commitments. The indemnities obtained from the vendors, including the indemnity given by Relms Consolidated Pty Ltd and Mr Rob Sutton in favor of Vega, may be insufficient, unenforceable or time-limited.

We depend on the founders and managers of the businesses we acquired.

The value of the acquired businesses rests substantially on relationships held by their founders and senior managers with customers, vendors and staff. Many of those individuals hold shares in the Company and may realize them as lock-up and escrow restrictions lapse. If they leave, we may lose the revenue and capability we acquired.

Future acquisitions, partnerships, joint ventures or other strategic transactions may not be successful and may adversely affect our business, financial condition or results of operations.

Acquisitions, partnerships and joint ventures are part of our growth strategy, and we expect to continue to evaluate strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying suitable targets, may face competition for acquisitions from other potential acquirers, and may not be able to complete transactions at acceptable valuations or on other acceptable terms. We may need to borrow money or issue equity or debt securities to finance acquisitions, and the terms of those financings may be adverse to us and dilutive to shareholders.

Businesses we acquire may not perform as well as expected or may be more difficult or expensive to integrate and manage than expected. Acquisitions outside our current operating jurisdictions involve additional risks, including managing geographically separated organizations, systems and facilities, integrating personnel with diverse business backgrounds and cultures, complying with foreign regulatory requirements, and protecting intellectual property in some foreign countries. Any acquisition may also divert management’s attention and resources, expose us to unforeseen liabilities and additional cybersecurity vulnerabilities, require regulatory or other approvals that may be delayed or refused, and result in non-cash impairment charges. If we pursue a particular transaction, we may also limit our ability to enter into other transactions that could help us achieve our strategic objectives.

Risks relating to our business and industry

If we do not effectively manage our growth and the rapid diversification of our business, our business may be adversely affected.

We have experienced significant growth through the acquisitions and have rapidly diversified from a small technology company into a group operating across network infrastructure and managed services, unmanned systems, telecommunications connection services, AgTech, CXaaS and PropTech. To manage this growth, we must continue to expand our information technology, financial, operating and administrative systems and controls, and manage headcount, capital and processes efficiently across numerous jurisdictions. The execution of multiple simultaneous strategic initiatives places significant strain on our management, personnel, operations, technology systems, financial resources, internal controls and reporting functions.

If our systems and processes do not keep pace with our growth, we may be unable to provide accurate, timely and reliable reports on our financial and operating results, and our systems may not prevent or detect all errors, omissions or fraud. A failure to scale and preserve our culture may impair our ability to recruit and retain personnel. There can be no assurance that any of our new products or business lines will achieve market acceptance, generate sufficient revenue or become profitable, and any failure to manage this complexity could adversely affect our business, financial condition, results of operations and prospects.

We depend on a small number of customers and the loss of any of them would materially affect our revenue.

Revenue of $2,961,548 was derived from Tech Mahindra Limited, a customer of our VIS segment, which contributed 10 percent or more of the Group’s revenue for the year. Our contracts are generally terminable on notice or on the expiry of their term, and are not always renewed. The loss of a major customer, a reduction in its spending, or a failure to renew, would have a material adverse effect on our revenue and margins.

Our contracted pipeline may not convert into revenue, and non-binding memoranda of understanding and letters of intent may not result in binding contracts.

We have executed long-term contracts for our AI/ML-powered services amounting to approximately $35.9 million over a five-year term and have entered into non-binding memoranda of understanding representing approximately $112.0 million in additional potential contract value. Binding contracts may not generate the expected revenue, and non-binding memoranda of understanding and letters of intent may not result in executed agreements as a result of, among other things, changes in customer priorities, financial constraints, regulatory changes, force majeure events or a failure to obtain necessary approvals. The conversion of our pipeline into recognized revenue depends on successful customer deployment, integration, onboarding and ongoing platform adoption. Any failure to convert our pipeline into revenue, or the loss of planned customers or projects, could have a material adverse effect on our business, reputation, financial condition, results of operations and prospects.

A significant part of our assets is trade receivables and we are exposed to credit risk.

At June 30, 2026 the Group held trade receivables of $13,362,314, net of a loss allowance of $2,692,727, and unbilled receivables of $1,097,268. Payment terms in some of our markets are long and collection can be slow. Failure by one or more significant customers to pay would reduce our cash flows at a time when we have substantial obligations falling due.

We depend on a limited number of technology vendors and distributors.

Our systems integration and managed services businesses resell and support hardware, software and subscriptions sourced from a small number of global vendors and their distributors. The loss of a vendor authorization, a change in vendor channel terms or margin structure, or a disruption to supply, would affect our ability to deliver and the profitability of the work we win.

We bid for work on fixed prices and may not deliver within our estimates.

A material part of our revenue is recognized over time on projects, including installation, implementation and managed services engagements. If we underestimate the cost or duration of a project, or if scope changes are not agreed and paid for, we may incur losses on that contract and may be required to recognize those losses immediately.

Rapid technological change, including in artificial intelligence and autonomous systems, may render our offerings less competitive.

Our markets are subject to rapid change in technology, standards and customer expectations. We may not have the capital or the personnel to develop or acquire competing capability in time. Competitors with greater resources may bring products to market faster or at lower cost.

Hyperscalers and large technology platforms may incorporate AI capabilities into broader products and services, commoditize functionality that we offer, or use their scale to reduce prices. Changes in sensor availability, battery technology or certification requirements could render our existing aerial units obsolete, and customers may prefer more established or lower-cost alternatives, particularly during economic downturns. A failure to keep pace with technological change could result in revenue shortfalls, lost market share or higher customer churn.

Our work for government, defense and critical infrastructure customers exposes us to procurement, security and export control requirements.

Nisus supplies Australian government, defense and emergency services customers, and Mirragin operates in defense and critical infrastructure. That work may require security clearances for personnel, facility accreditation, and compliance with Australian defense export controls, including the Defence Trade Controls Act 2012 (Cth). Failure to obtain or maintain a clearance or an authorization, or a breach of an export control, could result in loss of contracts, penalties or exclusion from future procurement. Government customers may also reduce budgets, delay awards or terminate for convenience.

A cybersecurity incident could disrupt our operations and those of our customers.

We operate network infrastructure and managed services for customers and hold customer data. A successful attack on our systems, or on systems we manage, could interrupt service, expose confidential information, expose us to claims and regulatory action, and damage relationships in markets where our credibility as a supplier of network and security services is the basis on which we are engaged.

We face external threats from sophisticated cybercriminals, state-sponsored actors and hacktivists, as well as insider threats arising from disgruntled employees, inadequate access controls or negligent behavior. The techniques used to obtain unauthorized access to systems, disable or degrade services or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched. Widely available AI tools may increase the sophistication, frequency and scale of ransomware, malware, denial-of-service and social engineering attacks, and adversaries may target our machine learning models, training data, prompts and APIs through data poisoning, model manipulation and other adversarial techniques. These attacks may occur on our systems or on those of our third-party service providers and partners.

Any actual or perceived security breach could harm our reputation, interrupt our operations, result in the improper disclosure of data and violations of privacy and other laws, subject us to regulatory investigations, fines and contractual penalties, require significant remediation costs and divert management’s attention. We may also be required to make public disclosure of cybersecurity incidents under the SEC’s cybersecurity disclosure rules and applicable foreign laws. Although we maintain insurance coverage, it may be insufficient to protect us against all losses arising from a security breach, and we expect our costs of protecting against these threats to increase over time. There can be no assurance that our security measures, assessments or incident response plans will prevent or adequately mitigate a breach.

We may be unable to protect our intellectual property.

We rely on patents, trademarks, trade secrets, confidentiality arrangements and contractual protections. Applications may not proceed to grant, granted rights may be challenged or circumvented, and protection in some jurisdictions in which we operate is weaker than in others. Third parties may also assert that our products or services infringe their rights, and defending such claims is costly and diverting.

Our proprietary technology and trade secrets could be lost through misappropriation or breach of confidentiality and license agreements, and competitors may independently develop technologies that are substantially equivalent or superior to ours. As we grow, we will seek to protect our intellectual property in an increasing number of countries, a process that can be expensive and may not be successful, and noncompliance with procedural requirements could result in the abandonment or lapse of registrations. Individuals and groups may also acquire patents and other intellectual property for the purpose of asserting infringement claims to extract settlements. If a claim against us succeeds, we may be required to pay substantial damages or royalties, obtain a license that may not be available on acceptable terms, modify our products or cease offering them, and announcements regarding the progress of any litigation could cause the market price of the ordinary shares to decline.

Uncertainty regarding intellectual property rights in AI-generated outputs and training data may adversely affect our business.

Ownership of AI-generated content, inventions, source code and other outputs may be uncertain, particularly where third-party models, contractors or customer data are involved. Training or fine-tuning AI systems on third-party data may expose us to copyright, trade secret, privacy or other claims, and required licenses may be unavailable or costly. AI model components may be subject to open-source or other license terms that impose attribution, disclosure or other obligations that we may not identify or satisfy. Changes in legislation, court decisions or regulatory interpretations may limit our ability to claim ownership of, license or enforce rights in outputs, training data and proprietary algorithms.

We depend on key personnel.

We depend on Mr Natraj Balasubramanian, our founder, as Chief Executive Officer and on a small number of senior executives and technical personnel, including the founders and managers of the acquired businesses. The loss of any of them, or a failure to recruit and retain qualified engineers in competitive labor markets, would affect our ability to deliver and to execute our strategy.

We are subject to data protection and privacy laws in every market in which we operate.

Our businesses hold customer, employee and end-user data and manage networks for customers. We are subject to the Privacy Act 1988 (Cth) and the Australian Privacy Principles, the Digital Personal Data Protection Act 2023 in India, the UK General Data Protection Regulation, and equivalent regimes in the other jurisdictions in which we operate, several of which restrict cross-border transfers of personal data. Compliance is costly and the regimes differ. A breach may result in penalties, orders, claims and reputational harm.

Regulation of artificial intelligence is developing and may restrict our products.

Our analytics and autonomy products use machine learning models. The European Union Artificial Intelligence Act and emerging regimes elsewhere impose obligations by reference to risk classification, transparency, data governance and human oversight. Compliance may require us to modify our products, restrict the markets in which we can sell them, or increase our costs, and the requirements may change after we have committed development resources.

In the United States, state and local authorities, including in Utah, Colorado and California, have enacted, proposed or may enact laws addressing AI transparency, automated decision-making, consumer notice, consent and impact assessments, and requirements may differ or conflict across Australia, the United States, the European Union, India and the other jurisdictions in which we operate. We may need to establish, maintain and document responsible AI governance processes, including risk assessments, human oversight, testing, monitoring, incident management and vendor controls. Failure to comply could result in fines, restrictions on our products or required changes to our systems.

Generative and agentic artificial intelligence in our products may produce inaccurate, biased or unintended outputs or actions and expose us to liability and reputational harm.

Generative and agentic AI systems may hallucinate or produce biased, incomplete, inaccurate or unpredictable outputs, and autonomous or semi-autonomous AI agents may take unauthorized, erroneous or irreversible actions, including through connected applications, APIs, customer systems or operational workflows. Identity, authentication and access-control processes may not adequately distinguish AI agents from human users. We may rely on third-party AI models, platforms and data, and defects, outages, limited transparency or changes to model terms could impair performance and reduce our control.

Our board and management may not establish or maintain adequate oversight, escalation procedures or accountability for the AI systems used in our products, services and operations, and our AI policies and governance frameworks may be incomplete, inconsistently applied or ineffective. Actual or perceived failures in the responsible deployment of AI could result in customer disputes, contractual claims, litigation, regulatory scrutiny, negative publicity and loss of customer trust.

Our use of open source software may subject us to claims or require us to disclose our proprietary source code.

We use, and may in the future use, software and model components licensed under open source or similar licenses. Open source licensors generally do not provide warranties or protection against infringement claims, and open source code and training data may be subject to data poisoning, hidden functionality or other attacks. If we combine our proprietary software with open source software in a certain manner, we could be required under certain licenses to release our source code to the public, which would allow competitors to create similar offerings with less effort. Few courts have interpreted open source licenses, and claims of noncompliance could result in litigation, require us to purchase costly licenses or require us to re-engineer our software.

Aviation and drone regulation may restrict our operations.

Our autonomous aerial operations require approvals covering airspace access, beyond visual line of sight flight, chemical application and operator certification, and those approvals differ by jurisdiction and may be withdrawn or made more onerous. A loss of certification, or a restriction on autonomous operation or on aerial chemical application, would directly affect our ability to deliver services.

Our AgTech operations are exposed to agricultural market cycles, climate change and extreme weather.

Demand for our AgTech services depends on the condition of the agricultural industry, which is affected by volatile commodity and input prices, weather and field conditions, agricultural inventories, domestic and international demand, farm subsidies and government trade policies. Climate change and extreme weather, including heat, drought, flooding, wildfire and severe storms, may disrupt agricultural operations, reduce demand for our services or make deployments more difficult, and seasonal variability may limit the windows in which outdoor autonomous systems can be deployed, reducing utilization or increasing operating and maintenance costs. Insurance for field operations may be unavailable, insufficient or costly.

Compliance with, or violation of, environmental, health and safety laws, including those governing pesticides, and product liability claims could result in significant costs.

Our aerial application services are subject to international, national, state and local laws governing the registration, handling and application of pesticides and other chemicals. The cancellation of a registration, or the withdrawal of a product from the market, could adversely affect our services, and we may be unable to prevent violations by end users. Products we apply or distribute could be alleged to cause injury to the environment, people or animals, and we may face product liability claims or need to recall products. The costs of compliance, noncompliance, investigation, remediation or defending civil or criminal proceedings could have a material adverse effect on our reputation, financial position, results of operations and cash flows.

Our CXaaS and PropTech businesses depend on client usage volumes, partner relationships and regulated end markets.

Revenue from our CXaaS business is often linked to client usage volumes, such as call traffic or the number of active agents, and economic downturns, client restructuring, pilot-based procurement or shifts in service models may reduce usage and revenue. The CXaaS market is intensely competitive, and competitors may offer aggressive pricing, bundling or free trials that pressure us to discount or increase customer acquisition costs. Subscription models may require upfront investment before revenue is recognized, and churn, renewal uncertainty and long sales cycles may make revenue less predictable.

Our PropTech platform operates across regulated verticals, including energy retail and home insurance, in jurisdictions such as Australia, the United Kingdom and the United States, each with distinct rules on pricing transparency, switching and customer data. Its revenue depends substantially on commissions and referral fees from a relatively small number of high-volume partners and on the volume of property transactions, which may decline with adverse economic conditions, higher interest rates or changes in housing policy. Changes to partner commercial terms, partner insolvency, regulatory caps on commissions, or errors in our recommendation algorithms could result in lost revenue, refund claims, regulatory complaints and reputational harm.

Our insurance may not be adequate.

We maintain insurance, including directors’ and officers’ liability cover, at levels we consider appropriate for a group of our size. That cover may prove inadequate for the enlarged Group, may exclude particular claims, and the cost of maintaining it as a listed company may increase. Work for defense, emergency services and critical infrastructure customers may give rise to claims that conventional professional indemnity and public liability cover excludes or limits, and cover for autonomous systems and for cyber events in managed services is a developing market and may be unavailable, capped, or priced at a level we do not consider commercial.

We may become subject to litigation.

Litigation is costly and diverting regardless of outcome, and an adverse result could be material. Our insurance may not cover a claim, may be insufficient, or may become more costly or unavailable.

In addition, companies whose securities have experienced price volatility have often been subject to securities class action litigation, and the nature of our products, including those used in defense, intelligence, critical infrastructure and autonomous applications, may give rise to novel claims relating to privacy, civil liberties, trespass and similar matters. Any claim, regardless of its merit, could result in negative publicity, harm our reputation, divert management’s attention and cause the market price of the ordinary shares to decline.

Natural disasters, pandemics, war, terrorism and other catastrophic events could disrupt our operations, and our business continuity plans may not adequately protect us.

Our operations are subject to interruption by natural disasters, fire, power shortages, telecommunications failures, public health crises and other events beyond our control, as well as war, acts of terrorism, labor activism and geopolitical unrest. Because we operate network infrastructure and managed services for customers, such an event could cause lengthy service interruptions, breaches of data security, loss of critical data, contractual claims and reputational harm, and could disrupt the businesses of our customers, partners and suppliers. Our business continuity and disaster recovery plans may not be sufficient, and our insurance may not cover all resulting losses.

Risks relating to our international operations

We operate through subsidiaries and a branch in eleven countries and are exposed to the legal, tax and political conditions of each.

The Group operates in Australia, India, Singapore, the United States, Oman, the United Arab Emirates, Malaysia, the United Kingdom, the Netherlands, Sri Lanka and the Philippines. We are exposed to changes in law, licensing and foreign ownership requirements, political instability, differing employment regimes, and the difficulty of supervising operations across time zones from a small corporate center. Inflation, interest rates, supply chain disruption, regional conflict and trade restrictions in those markets may also cause customers to delay or reduce technology spending, lengthen sales cycles and extend payment terms.

Geopolitical tensions, tariffs, sanctions and trade restrictions may increase our costs and disrupt our supply chain.

Significant political, trade and regulatory developments, including tariffs and changes in United States federal policy, are difficult to predict. United States–China trade tensions, tariffs and technology export controls may increase the cost or limit the availability of drone, sensor, battery, communications and other hardware components used in our operations, and geopolitical instability, including conflicts such as those between Russia and Ukraine and in the Middle East, sanctions, transportation constraints or supplier failures may disrupt our supply chain, delay deployments, increase costs or require us to redesign or source substitute components. Political tensions may also reduce trade, investment and technology exchange between major economies and adversely affect global economic conditions and financial markets.

Local ownership requirements mean we do not wholly own several operating entities.

Our interests in the Oman and United Arab Emirates entities are 54 percent and 60 percent respectively, reflecting local ownership requirements, and several other subsidiaries are not wholly owned. We may not be able to control distributions, strategy or the disposal of those businesses without the agreement of local holders, and disputes with them could disrupt operations.

Restrictions on the movement of funds may prevent us from accessing cash held in subsidiaries.

Cash generated in India, Oman, the United Arab Emirates and the Philippines may be subject to exchange control, withholding tax, statutory reserve or approval requirements before it can be remitted to the Company. Our obligations fall due principally at the parent, so a restriction on upstreaming funds could leave the Company without the means to meet them even where the Group as a whole is generating cash.

We are exposed to currency movements across nine functional currencies.

Our reporting currency is the United States dollar while most revenue and costs arise in other currencies. For the year ended June 30, 2026 the exchange loss on translating foreign operations taken to other comprehensive income was $7,980,043. We do not hedge these exposures. Movements in exchange rates will continue to affect reported revenue, results and net assets.

An increase in the value of the United States dollar could increase the real cost of our products to customers in markets where we sell in dollars, and a weaker dollar could increase the cost of local operating expenses and capital expenditures. Because a substantial part of our obligations is denominated in United States dollars while our cash flows arise principally in other currencies, adverse movements could also reduce the funds available to meet those obligations.

We are subject to anti-bribery, sanctions and anti-money laundering laws in multiple jurisdictions, and non-compliance could subject us to criminal and civil liability.

We are subject to the United States Foreign Corrupt Practices Act of 1977, the United States domestic bribery statute contained in 18 U.S.C. § 201, the United States Travel Act, the USA PATRIOT Act, the Australian foreign bribery offences, the United Kingdom Bribery Act 2010, applicable sanctions regimes and other anti-bribery and anti-money laundering laws in the countries in which we operate. These laws are interpreted broadly and prohibit us from authorizing, offering or providing improper payments or benefits to recipients in the public or private sector. Our operations in the Middle East, South Asia and South-East Asia, our dealings with government, defense and state-affiliated customers, and our use of third-party contractors, partners and agents heighten these risks, and we may be held liable for the activities of those third parties even if we do not authorize them.

Our compliance program is at an early stage relative to the scale of the enlarged Group, and there can be no assurance that our employees, representatives, contractors, partners or agents will comply with these laws at all times. Noncompliance could result in whistleblower complaints, investigations, disgorgement, significant fines, civil and criminal penalties, debarment from government contracting, the loss of export privileges and reputational harm, and responding to any investigation would likely divert management’s attention and result in significant costs.

We are subject to export and import controls that may restrict sales of our technologies and expose us to penalties.

Exports of our technologies must comply with the export, import, customs and trade laws of the jurisdictions in which we operate, including Australia, the United States and India, which may overlap or conflict. Changes in our technologies, in applicable laws, or in the countries, governments, persons or technologies targeted by those laws may delay the introduction of our products in international markets or prevent their export to certain countries or persons altogether. If we fail to comply, we and certain of our employees could be subject to substantial civil or criminal penalties, including the loss of export or import privileges.

Transfer pricing and tax positions across the Group may be challenged.

The Group has significant intra-group trading, including the supply of resources and services between entities in India, Singapore, the Middle East and Australia. Tax authorities may challenge our transfer pricing, our permanent establishment positions or the availability of tax losses, and any adjustment, interest or penalty could be material.

Risks relating to regulation and financial reporting

We have identified material weaknesses in our internal control over financial reporting, which we are in the process of remediating.

In connection with the preparation and audit of our consolidated financial statements for the year ended June 30, 2026, the following material weaknesses in our internal control over financial reporting were identified:

(1) the Group’s internal control over financial reporting framework, including entity-level controls and financial close controls, was not adequately designed, formally documented, or consistently evidenced. These deficiencies affected the control environment, risk assessment, and monitoring activities and resulted in control gaps across key financial close processes, including account reconciliations, journal entry reviews, account analyses, and approval controls. Certain controls were incomplete or not performed timely, contributing to repeated year-end journal entry corrections;

(2) the Group lacks sufficient financial reporting resources with the appropriate experience to consistently meet applicable financial reporting, internal control, and reporting requirements, particularly across newly acquired entities. Limited staffing and lack of segregation of duties also result in significant reliance on the Chief Financial Officer and central finance team; and

(3) the Group has not fully integrated its expanded operations into a consistent internal control framework, resulting in gaps in the governance, information systems, monitoring activities, and oversight of acquired entities.

These material weaknesses include the two material weaknesses identified before the direct listing, which related to the lack of a formally implemented and documented system of internal control over financial reporting and the lack of sufficient accounting personnel with knowledge and experience of SEC and PCAOB reporting. The year ended June 30, 2026 was the Group’s first financial year as a consolidated group. The acquisitions completed on February 12, 2026, four and a half months before the year end, brought into the Group businesses in eleven countries, each with its own accounting systems, reporting calendar and local reporting framework, and the financial statements for the year were the first prepared and audited on a group basis.

We have begun to implement measures intended to remediate these material weaknesses, which are described in Item 15. The material weaknesses had not been remediated at June 30, 2026. A material weakness will not be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that they are operating effectively.

The acquisitions completed on February 12, 2026 brought into the Group accounting systems, processes and personnel in eleven countries. Our internal control over financial reporting must operate effectively across those businesses, and our reporting depends on the consolidation of entities with different systems and reporting calendars.

If we fail to remediate these material weaknesses, fail to maintain effective internal control over financial reporting, or identify additional material weaknesses in future, we may be unable to report our results accurately or on time, we may be required to restate previously issued financial statements, investors may lose confidence in our reporting, and we may face regulatory action or delisting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken, and are continuing to implement, will be sufficient to remediate the material weaknesses or to prevent additional material weaknesses in future, or that our internal controls will meet all standards applicable to companies with publicly traded securities.

Our previously reported financial information may be restated.

The accounting for the acquisitions is provisional, and the Group consolidates entities reporting under different local frameworks, in nine currencies, using accounting systems that are not integrated. The conversion of those records to IFRS Accounting Standards and their consolidation involves manual processes, and errors may not be detected on a timely basis. Reported figures may therefore be corrected in a later period. A restatement would harm our credibility with investors, may require an amended filing, and may attract regulatory attention.

We will become subject to the internal control reporting requirements of Section 404 and will cease to be an emerging growth company, and our compliance costs will increase.

This annual report does not include a management report on internal control over financial reporting in reliance on the transition period available to newly public companies. From our second annual report we will be required to provide that report. While we remain an emerging growth company we are exempt from the auditor attestation requirement, but that exemption will end, and compliance will require investment in personnel, systems and documentation. We will cease to be an emerging growth company on the earliest of (i) the last day of the fiscal year in which our total annual gross revenues are $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the first sale of our ordinary shares under an effective registration statement under the Securities Act, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period, and (iv) the date on which we become a large accelerated filer under Rule 12b-2 under the Exchange Act. From that date the exemptions we rely on, including the exemption from auditor attestation on internal control, will no longer be available.

We are an emerging growth company and a foreign private issuer, and the reduced disclosure available to us may make our ordinary shares less attractive.

As an emerging growth company we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act and from certain rules of the Public Company Accounting Oversight Board, including any requirement for mandatory audit firm rotation or for a supplement to the auditor’s report. As a foreign private issuer we are exempt from the proxy rules, we report semi-annually rather than quarterly, and we may follow Australian practice in lieu of certain Nasdaq corporate governance requirements. Investors may find our ordinary shares less attractive as a result of receiving less information, or information less frequently, than for a domestic issuer. We may also lose foreign private issuer status, which would materially increase our reporting costs.

In addition, we follow certain Australian home country practices in lieu of Nasdaq corporate governance requirements, including with respect to executive sessions of independent directors, disclosure of third-party director and director nominee compensation, shareholder approval of certain issuances of securities, including issuances of 20 percent or more of our outstanding ordinary shares and the establishment or material amendment of equity compensation arrangements, and the composition and charter of our compensation committee, which may afford less protection to shareholders than is accorded to investors in a domestic United States issuer. See “Item 6.C. Board Practices” and “Item 16G. Corporate Governance.”

We determine our foreign private issuer status annually as of the last business day of our second fiscal quarter. We would lose that status if more than 50 percent of our outstanding voting securities were held by United States residents and the majority of our executive officers or directors were United States citizens or residents, more than 50 percent of our assets were located in the United States, or our business were administered principally in the United States. Future equity issuances, acquisitions or changes in our shareholder base could increase this risk. If we lose foreign private issuer status, we would be required to comply with the reporting requirements applicable to United States domestic issuers, could be required to report under United States generally accepted accounting principles, and would incur significantly higher legal, accounting and other costs.

We may be a passive foreign investment company, which would have adverse United States tax consequences for United States holders.

A non-United States corporation is a passive foreign investment company for a taxable year if a specified proportion of its income is passive income or of its assets produce passive income. The determination depends on the composition of our income and assets, tested quarterly by fair value, and our balance sheet changed fundamentally on February 12, 2026. If we are treated as a passive foreign investment company for any year in which a United States holder holds ordinary shares, that holder may be subject to adverse tax consequences and additional reporting.

We will be a passive foreign investment company for any taxable year in which at least 75 percent of our gross income is passive income or at least 50 percent of the value of our assets, determined on a quarterly average basis, is attributable to assets that produce or are held for the production of passive income, including cash. Because the value of our goodwill may fluctuate with our market capitalization, a decline in the price of the ordinary shares could increase the risk of passive foreign investment company classification. Adverse consequences may include increased tax on disposition gains and excess distributions, interest charges and the loss of preferential rates on dividends, and generally continue to apply even if we cease to be a passive foreign investment company unless a timely election is made. A mark-to-market election may be available only if the ordinary shares are regularly traded, and we do not expect to provide the information necessary for a qualified electing fund election. United States holders should consult their own tax advisors.

Evolving government regulation and environmental, social and governance requirements may increase our costs and expose us to reputational risk.

We are subject to general business laws as well as laws specifically governing the internet, e-commerce, electronic devices, consumer protection, telecommunications and the commercial operation of unmanned aerial vehicles, and unfavorable changes could reduce demand for our services and increase our costs. Sustainability reporting requirements and expectations, including those associated with the International Sustainability Standards Board, the SEC’s climate-related disclosure rules, which have been stayed pending judicial review, and Australian mandatory climate reporting, may evolve, conflict across jurisdictions or require costly systems and controls. The energy consumption associated with training and operating AI models and data infrastructure may increase our costs or expose us to stakeholder scrutiny, and any failure or perceived failure to meet stakeholder expectations or our public commitments could harm our reputation and business.

Australian dividend withholding tax and imputation rules may affect returns to United States holders.

Australia operates a dividend imputation system under which dividends may be franked to the extent of Australian tax paid on company profits. Fully franked dividends are not subject to Australian dividend withholding tax, but unfranked dividends that are not declared to be conduit foreign income are subject to withholding at a rate of up to 30 percent, which may be reduced to 15 percent for United States residents entitled to benefits under the Australia–United States double taxation convention, or to 5 percent for qualifying companies holding 10 percent or more of the voting power. Although we do not anticipate paying dividends, the treatment of any future dividend will depend on the extent to which it is franked and whether the holder is entitled to treaty benefits.

Risks relating to our ordinary shares

Our founder controls a majority of our voting power and his interests may differ from those of other shareholders.

Mr Balasubramanian holds approximately 59.5 percent of the ordinary shares on issue. He is able to control the outcome of most matters submitted to shareholders, including the election of directors and the approval of significant transactions, and could prevent or delay a change of control that other shareholders consider favorable. We are a controlled company for the purposes of the Nasdaq corporate governance rules and could elect to rely on the associated exemptions in future.

Our ordinary shares have a limited trading history and their price may be volatile.

Our ordinary shares have traded on The Nasdaq Global Market only since February 12, 2026 and trading volumes have been limited. The price of the ordinary shares may be volatile, may be affected by factors unrelated to our performance, and investors may be unable to sell at or above the price they paid.

The market for our ordinary shares may be less active or liquid than the markets for securities of more established companies, and limited trading volume may increase volatility and make it difficult for shareholders to sell their shares at desired prices. Factors that could cause the price to fluctuate include variations in our results of operations, announcements relating to our financing arrangements, acquisitions or customers, changes in analyst estimates, the expiry of lock-up restrictions, and general market, economic and political conditions.

Sales of ordinary shares after lock-up expiry could depress the market price.

The resale of 68,696,076 ordinary shares has been registered under the Securities Act, and shares issued as consideration for the acquisitions, under the VIS subscription agreement and for services are subject to lock-up or escrow arrangements of six, twelve and twenty-four months from February 12, 2026. As those restrictions lapse, a substantial number of shares may become available for sale. Sales, or the perception that sales may occur, could cause the market price to fall.

We do not intend to pay dividends.

We have never paid a dividend and do not expect to do so in the foreseeable future. Investors should not rely on an investment in the ordinary shares to provide income, and any return will depend on appreciation in the price of the shares.

We may fail to satisfy the continued listing requirements of Nasdaq.

Continued listing requires compliance with minimum bid price, market value, shareholder equity and corporate governance standards. Our losses, our net current liability position and the volatility of our share price mean we may fail to meet one or more of those standards. Delisting would reduce liquidity, impair our ability to raise capital and could reduce the value of the ordinary shares.

It may be difficult for investors to enforce judgments against us or our directors.

The Company is incorporated in Australia and a majority of its directors and officers, and most of its assets, are located outside the United States. It may not be possible to serve process within the United States, or to enforce in Australia a judgment of a United States court, including one predicated on the civil liability provisions of the United States federal securities laws.

There is doubt as to the enforceability in Australia, in original actions or in actions to enforce judgments of United States courts, of civil liabilities predicated on the United States federal securities laws. Awards of punitive damages may also be unenforceable in Australia, as Australian courts may treat such awards as penal in nature.

Australian law imposes different requirements on shareholder derivative actions, which may limit shareholders’ ability to bring claims.

Under the Corporations Act 2001 (Cth) (the “Corporations Act”), a shareholder seeking to bring a derivative action on behalf of the Company must obtain leave of the court, which requires the shareholder to demonstrate, among other things, that the Company itself is unlikely to bring the proceedings, that the shareholder is acting in good faith, and that granting leave is in the best interests of the Company. These requirements differ from, and may be more restrictive than, those under United States law, and our shareholders may therefore have more limited ability to protect their interests than shareholders of a company incorporated in the United States.

Australian takeover provisions may discourage a change of control.

Chapter 6 of the Corporations Act prohibits an acquisition that takes a person’s voting power above 20 percent, other than in permitted ways, and acquisitions by foreign persons may require approval under the Foreign Acquisitions and Takeovers Act 1975 (Cth). These provisions may deter a transaction that shareholders would otherwise consider favorable, including one at a premium to the market price.

Changes to the foreign investment regime administered by the Foreign Investment Review Board, including changes in screening thresholds or national security review criteria, could further restrict investment in the Company, and any approval may be subject to conditions or delay. Our founder’s controlling shareholding may also deter or prevent a change of control.

If securities analysts do not publish research about us, or publish adverse research, the price of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on research published by securities analysts. We have limited analyst coverage. If coverage is not initiated, is discontinued, or is unfavorable, the price and trading volume of the ordinary shares could decline.

General risk factors

Adverse economic, inflationary, interest rate and capital markets conditions could harm our business and the market price of our ordinary shares.

Our business depends on customer spending on technology, which may decline in periods of economic uncertainty, inflation or high interest rates. Volatility in the capital and credit markets could also make it more difficult or costly for us to refinance our borrowings or raise additional capital when needed, which is of particular importance given the maturities described under “—Risks relating to our financial condition and capital requirements.” Inflation may also increase our labor and operating costs, which we may not be able to pass on to customers under fixed-price contracts. In addition, a shutdown of the United States federal government could delay the SEC’s review of any registration statement we may file and impair our ability to access the United States capital markets.

We incur significant costs as a result of operating as a public company in the United States.

As a company listed on Nasdaq and subject to the Exchange Act and the Sarbanes-Oxley Act, as well as to Australian corporate and securities laws, we incur significant legal, accounting, insurance and other expenses that we did not incur as a private company, and these costs will increase as we cease to be an emerging growth company. These obligations require substantial management attention and may divert resources from the operation of our business.

We may become the target of securities class action litigation.

Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. Any such litigation, regardless of its merit, could result in substantial costs, divert management’s attention and resources, and harm our reputation, and an adverse outcome could have a material adverse effect on our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate details
Legal and commercial name	Braiin Limited

Australian Company Number	660 713 093

IRS Employer Identification Number	98-1850021

Date and place of incorporation	July 4, 2022, Australia

Legal form	Public company limited by shares, incorporated under the Corporations Act 2001 (Cth)

Registered office and principal place of business	283 Rokeby Road, Subiaco, Western Australia 6008

Telephone	+61 412 474 180

Website	www.braiin.com

Agent for service in the United States	Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168

SIC code	7374

Development of the business

Braiin Limited was incorporated in Australia pursuant to the Corporations Act on July 4, 2022.

Prior to Braiin’s formation in July 2022, the principal activities of Braiin were carried out by Raptor300 Inc. (“Raptor300”). Our founder and Chief Executive Officer, Natraj Balasubramanian, established Raptor300 in 2015, which served as the foundational technology entity. On July 26, 2022 the Company acquired all of the outstanding equity of Raptor300, a Delaware company which holds the core intellectual property underpinning the Group’s autonomous aerial robotics. That acquisition was accounted for as a reverse acquisition of a non-operating entity. On October 31, 2022 the Company acquired from Flamingo AI the patent for a semi-supervised question answering machine, United States patent 10,650,818.

Braiin LLC, a Delaware company, was incorporated on June 6, 2023 as an organic expansion of the Group.

The Company began generating revenue on February 12, 2026 through the businesses acquired on that date. Performance under its binding long-term contracts has not yet commenced; see “Contracted revenue and order book” in Item 4.B.

Nasdaq direct listing and completion of the acquisitions

The Company registered the resale of 68,696,076 ordinary shares under the Securities Act (Registration No. 333-291410). The ordinary shares commenced trading on the Nasdaq Global Market under the symbol BRAI on February 12, 2026 by way of direct listing. Maxim Group LLC acted as financial adviser. The Company received no proceeds from the listing.

Completion of four acquisitions was conditional on effectiveness of the registration statement, and all four completed on February 12, 2026:

Entity	Interest	Agreement	Consideration per the agreements
VIS Networks Private Limited	79.70%	Amended and Restated Heads of Agreement, December 4, 2025, and a separate Heads of Agreement of the same date	$24,000,000 in cash, staged as $12,000,000 at completion, $7,200,000 at the first anniversary and $4,800,000 at the second anniversary.

Connect Simple Pty Ltd	100%	Share Sale Agreement, December 8, 2025, with Gomazz Pty Ltd as trustee for the Georgiou Family Trust	$98,000,000 in ordinary shares at $10.17 per share, subject to a 12-month lock-up

Vega Global Technologies Pty Ltd	100%	Heads of Agreement, December 10, 2025	$82,606,096 in ordinary shares and $2,393,904 in cash

Nisus Australia Pty Ltd and Nisus Payroll Pty Ltd (acquired by Vega)	100%	Restated Share Sale Agreement, December 5, 2025, with Ni Family Investments Pty Ltd and Xiaolong Ni	A$3,000,000 in cash and $3,160,000 in Vega shares at $10.17 per share

Mirragin RAS Consulting Pty Ltd (acquired by Vega)	100%	Share Sale Agreement, December 5, 2025, with Relms Consolidated Pty Ltd as trustee for the Sutton Family Trust	353,982 fully paid ordinary shares of Vega and A$550,000 in cash

Separately from the agreements for the acquisition of the VIS group, on February 6, 2026 the Company entered into a subscription agreement with certain shareholders and employees of VIS Networks Private Limited, under which, on February 12, 2026, it issued 4,382,603 ordinary shares (13,147,809 ordinary shares after the 3:1 subdivision effected on April 28, 2026). The shares are subject to voluntary escrow, as to one half for 12 months and as to the other half for 24 months from issue.

At June 30, 2026 the Group comprised the Company, 22 subsidiaries and a branch in the Philippines. The subsidiaries are Raptor300 Inc. and Braiin LLC, incorporated and organized, respectively, in the State of Delaware, United States; Raptor Sri Lanka 300 Pvt. Ltd., incorporated in Sri Lanka; VIS Networks Private Limited, incorporated in India, which operates the branch in the Philippines; VIS Global PTE Ltd, incorporated in Singapore, and its subsidiaries VISNET Global SDN BHD (Malaysia), VIS Networks UK Limited (United Kingdom), VIS Global Digital Solutions LLC (Oman), VIS Global Inc (United States), Visnet Technologies LLC (United Arab Emirates), VIS Global Pty Ltd (Australia) and VIS Global EU B.V. (Netherlands); Vega Global Technologies Pty Ltd and its subsidiaries Mirragin RAS Consulting Pty Ltd, Mirragin Consultants Pty Ltd, Mirragin Project Isidore Pty Ltd, Project Isidore Pty Ltd, Nisus Australia Pty Ltd and Nisus Payroll Pty Ltd, all incorporated in Australia; and Connect Simple Pty Ltd, incorporated in Australia, and its subsidiaries Connect Easy Ltd (United Kingdom) and ConnectEasy Inc (Delaware, United States). The Company’s interest in each subsidiary is set out at Note 38 to the financial statements. There has been no change in the composition of the Group from June 30, 2026 to October 30, 2026, the latest practicable date.

The Company is a foreign private issuer as defined in Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act. The Company is also an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended.

The Company’s commercial website address is www.braiin.com and investor relations website address is ir.braiin.com. Information contained on or accessible through our website is not a part of this annual report, and the inclusion of the website addresses herein is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company’s filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

Capital expenditure and divestitures

The Group’s capital expenditure, being cash purchases of property, plant, equipment and intangible assets, was $160,953 in the year ended June 30, 2026, nil in the year ended June 30, 2025 and $885 in the year ended June 30, 2024. The Group made no divestitures in any of those years.

The Group’s non-current assets increased substantially during the year ended June 30, 2026, but that increase arose almost entirely through the acquisitions completed on February 12, 2026 rather than through capital expenditure. The assets acquired in those transactions included property, plant and equipment of $1,621,997, investment property of $4,096,400 and intangible assets of $6,312, a total of $5,724,709, together with goodwill of $237,624,573. Pending completion of the purchase price allocations, no intangible assets other than that software have been recognized separately from goodwill.

The cash component of the consideration for the acquisitions, net of cash acquired, was $9,156,879, funded from the proceeds of the secured promissory notes issued to Streeterville Capital, LLC and of the Advaitha Note Purchase Agreement. The balance of the consideration was satisfied by the issue of ordinary shares and by deferred consideration. Other than these acquisitions, the Group has had no principal capital expenditures or divestitures since July 1, 2023, and none is in progress as of the date of this annual report. During the year ended June 30, 2026 and the current fiscal year to the date of this annual report, there have been no public takeover offers by third parties for the Company’s ordinary shares and no public takeover offers by the Company for the shares of another company.

B. Business Overview

Overview

Braiin is an Australian technology company that applies proprietary and patented artificial intelligence and machine learning technologies to generate actionable insights across three verticals: agriculture technology, customer experience and employee experience as a service, and property technology. The Group’s platforms are built on a single technology architecture for data ingestion, insight generation and automation, which allows capability developed in one vertical to be deployed across the others.

Following the acquisitions completed on February 12, 2026, the Group operates through subsidiaries in Australia, India, Singapore, Malaysia, the United Kingdom, Oman, the United Arab Emirates, the Netherlands, Sri Lanka and the United States, and through a branch in the Philippines.

Agriculture technology

The Group’s agriculture technology platform combines autonomous aerial robots, machine learning analytics and internet of things integration to provide real-time insight into crop health, irrigation, soil condition, pest detection, yield prediction and weather risk.

The aerial robots produce two- and three-dimensional maps from hyperspectral, multispectral, light detection and ranging and thermal sensors, and can identify hydration, insect and herbicide issues seven to ten days before they are visible to the human eye. The spraying aircraft cover two to three hectares per hour carrying fifty kilograms of chemical, operating at up to fifteen times the speed of manual spraying while using less chemical and removing human exposure to pesticide.

The analytics layer uses EfficientNet, ResNet-50, YOLOv8 and long short-term memory models for image recognition, anomaly detection, weather forecasting and yield prediction. The enterprise resource planning platform provides end-to-end farm management covering inventory, financial tracking, crop scheduling and weather risk mitigation, and feeds insights back into the aerial fleet for automated resource allocation, spraying and harvesting.

The underlying technology stack comprises TensorFlow and PyTorch for machine learning, OpenCV and Google Earth Engine for spectral imaging, AWS SageMaker for cloud model training, and AWS Greengrass and Apache Kafka for edge computing and real-time analytics.

Mirragin RAS Consulting Pty Ltd, acquired through Vega, is an Australian consulting and technology firm specializing in the deployment of aerial robotics, autonomous systems and machine learning solutions for mission-critical applications across agriculture, defense, emergency response and industrial operations.

Vega Global Technologies Pty Ltd owns a portfolio of ten unmanned systems invention disclosures, which consolidate into seven invention families: modular role-swap payloads with digital-twin release gating; secure multi-link command-and-control orchestration; autonomous swarm coordination with an artificial intelligence mission layer; edge artificial intelligence payload optimization; autonomous navigation in environments where satellite navigation is denied; an air-logistics orchestrator and compliance engine; and a predictive airworthiness digital twin. The inventions were developed by shareholders of Vega over approximately two years before the acquisition and are at the design and architecture stage of development. They are dual-use, with commercial applications in agriculture, logistics, infrastructure inspection and mining, and defense applications in intelligence, surveillance and reconnaissance and medical evacuation support. Their revenue is expected to be earned through Mirragin and Nisus, which provide the route to market. Advancing them through prototyping, software implementation and testing will require further investment.

Contracted revenue and order book

At June 30, 2026 and at the date of this annual report, the Group held binding long-term contracts representing approximately $35,930,000 of contracted revenue over a five-year term, of which no amount was recognized as revenue in the year ended June 30, 2026. The Group is also party to non-binding memoranda of understanding representing a further $111,980,000. Neither amount changed between June 30, 2026 and the date of this annual report. The contracts and memoranda of understanding remain in place; performance has not yet commenced, and the Group expects to commence performance under the binding contracts in the first calendar quarter of 2027.

$	At January 2026	Recognized in fiscal 2026	Unrecognized at June 30, 2026	At the filing date
Binding long-term contracts	35,930,000	–	35,930,000	35,930,000
Non-binding memoranda of understanding	111,980,000	–	111,980,000	111,980,000
Total	147,910,000	–	147,910,000	147,910,000

No revenue was recognized under the binding long-term contracts in the year ended June 30, 2026, and the contracted amount of $35,930,000 is not included in the remaining performance obligations disclosed at Note 31 to the financial statements. The memoranda of understanding are not enforceable and are not contracts with customers under IFRS 15. Revenue under the binding contracts will be recognized over the five-year term from commencement of performance.

The memoranda of understanding are not binding and impose no obligation on either party. No assurance can be given that any of them will result in a contract, or that any contract will be performed on the terms or over the period presently contemplated.

Customer experience and employee experience as a service

VIS Networks Private Limited, incorporated in India and headquartered in Bangalore, is a global provider of unified communications, contact center solutions, video conferencing, audio-visual systems and artificial intelligence powered customer engagement tools. It operates through subsidiaries in Singapore, Malaysia, the United Kingdom, Oman, the United Arab Emirates, Australia, the United States and the Philippines.

The Group’s customer experience platform integrates cloud-based customer relationship management, workforce management and contact center technology. It applies speech recognition, sentiment analysis, intelligent call routing and behavioral analytics to every customer and agent interaction to generate predictive insight and next-best-action recommendations. The offering spans design and consulting, products and platforms, services and digital orchestration, cloud integration, and analytics and automation.

The Company holds United States patent 10,650,818 for a semi-supervised question answering machine, granted on May 12, 2020 and expiring on November 12, 2027, which it applies in this vertical.

Nisus Australia Pty Ltd, acquired through Vega, provides data science, cybersecurity and secure communication solutions to Australian government agencies, defense, emergency services and enterprise clients, together with secure hardware and mobility solutions. Nisus is based in Canberra.

Property technology

Connect Simple Pty Ltd, incorporated in Australia on December 1, 2023 with its registered office in Melbourne, operates an artificial intelligence powered, white-labelled platform that simplifies residential service delivery and billing. It has operations in Australia, New Zealand, the United Kingdom and the United States.

The platform automates the connection of electricity, gas, broadband, insurance and other essential services at the point of a property transaction, and provides ongoing bill tracking and payment. Its proprietary optical character recognition engine scans uploaded utility bills, extracts usage, supply charges, tariff structures and billing periods, and matches that data in real time against a panel of service providers to identify better-value options.

Revenue is earned principally through commission on referrals. The business is embedded in tenancy applications, bond deposit processes and conveyancing platforms, and in Australia and New Zealand operates with more than fifty integrated real estate and property platforms. It has secured exclusive distribution relationships with underwriters for contents insurance, landlord protection and home warranty products.

Markets

Revenue by category of activity and geographic market

$	Fiscal 2026	Fiscal 2025	Fiscal 2024
Network infrastructure and managed services — India	15,342,760	–	–
Network infrastructure and managed services — international	5,967,585	–	–
Unmanned systems consulting, training and workforce services	3,952,099	–	–
Telecommunications connection services	444,318	–	–
Corporate and technology	145,885	–	–
Total revenue	25,852,647	–	–

By type of good or service, revenue comprised the sale of equipment of $10,073,165, software licences and subscriptions, presented net as agent, of $269,316, annual maintenance and warranty support of $5,461,976, managed, professional and workforce services of $9,603,872 and telecommunications connection services of $444,318.

$	Fiscal 2026	Fiscal 2025	Fiscal 2024
India	15,342,760	–	–
Singapore, Malaysia, Oman, the United Arab Emirates, the United Kingdom, the United States and the Philippines	5,967,585	–	–
Australia	4,542,302	–	–
Total revenue	25,852,647	–	–

The Group recognized no revenue in the years ended June 30, 2025 and June 30, 2024. All revenue recognized in fiscal 2026 arises from the businesses acquired on February 12, 2026 and covers the period from that date to June 30, 2026.

Sources of market and industry data

Market and industry data in this annual report is derived from the following sources: Gartner, Inc., Gartner Forecasts India IT Spending to Exceed $176 Billion in 2026 (November 18, 2025); Gartner, Inc., Gartner Forecasts Worldwide IT Spending to Grow 13.5% in 2026, Totaling $6.31 Trillion (April 22, 2026); Australian Government Department of Defence, 2026 National Defence Strategy and 2026 Integrated Investment Program (April 16, 2026); Grand View Research, Inc., Real Estate Software Market Size, Share & Trends Analysis Report By Type, By Deployment, By Application, By Region, And Segment Forecasts, 2026–2033 (March 2026); and Fortune Business Insights, Drone Market Size, Share and Industry Analysis, 2026 to 2034 and Agriculture Drone Market Size, Share and Industry Analysis, 2026 to 2034 (2026).

Competition

In agriculture technology the Group competes with established players and emerging companies applying machine learning, internet of things and drone technology to precision agriculture. In customer experience it competes with providers of artificial intelligence based customer service, voice intelligence and engagement solutions, including traditional customer relationship management and contact center platforms adding artificial intelligence features. In property technology it competes with startups and established software as a service companies applying artificial intelligence to asset management, rental automation and tenant engagement. Many competitors have larger research budgets, established customer bases and deeper capital reserves.

Competitive strengths

●	Integration of aerial robotics, machine learning, internet of things and enterprise resource planning into end-to-end solutions across the acquired businesses.
●	A record of trials and partnerships with industry participants.
●	A management team with experience in technology, data science and emerging markets.
●	A single technology architecture shared across all three verticals.

Growth strategy

●	Continued investment in research and development in machine learning, robotics and software.
●	Geographic expansion in developed markets including the United States, the United Kingdom, Australia and New Zealand, and in emerging markets including India, the United Arab Emirates and Sri Lanka.
●	Cross-selling between divisions.
●	A targeted sales approach built around identified customer pain points.
●	Strategic acquisitions and partnerships with complementary technology companies.

Research and development

Research and development has focused on autonomous aerial robotics, machine learning analytics platforms, voice and speech recognition engines, and enterprise resource planning and utility switching platforms. The Group’s policy emphasizes internal capability building, collaboration with external domain experts, and iterative development informed by customer feedback and pilot deployment, using agile methods and cross-functional development cycles.

Intellectual property

The Group’s business does not depend materially on any single patent or patent application. The Group relies principally on proprietary software, know-how, trade secrets and copyright to protect its technology, including the software platforms of its customer experience and property technology businesses and the unmanned systems technology developed within the Group, together with confidentiality and intellectual property assignment provisions in its arrangements with employees and contractors. The patents and patent applications held by the Group, and their status as at the date of this annual report, are set out below.

Owner	Jurisdiction	Title	Status	Expiry
Raptor300	USA	Unmanned aerial system autonomous tank refilling — application 63/829,259	Pending	—

Raptor300	USA	Unmanned aerial system vectorized spraying system — application 63/830,023	Pending	—

Braiin	USA	Semi-supervised question answering machine — patent 10,650,818, application 16/119,400	Granted May 12, 2020	November 12, 2027

Connect Simple	USA	Energy comparison IP framework — application 1-14951669111	Pending	—

Connect Simple	USA	Connect Easy information technology infrastructure — application 1-14952069191	Pending	—

Connect Simple	USA	PropTech integration IP framework — application 1-14952018321	Pending	—

Vega also owns a portfolio of ten unmanned systems invention disclosures, which consolidate into seven invention families: modular role-swap payloads with digital-twin release gating; secure multi-link command-and-control orchestration; autonomous swarm coordination with an artificial intelligence mission layer; edge artificial intelligence payload optimization; autonomous navigation where satellite navigation is denied; an air-logistics orchestrator and compliance engine; and a predictive airworthiness digital twin. The portfolio is described further under “Agriculture technology” above. No patents are held in respect of it. The portfolio is protected as confidential know-how, and the invention disclosures have been drafted in a form suitable for filing. Vega has deferred patent applications while the designs are finalized, to avoid public disclosure of the inventions, and may file as the technology matures. The portfolio is owned by Vega and was acquired by the Group with Vega on February 12, 2026. In the consolidated financial statements its value is carried within the goodwill recognized on the acquisition of the Vega group, pending completion of the purchase price allocation (Note 37 to the financial statements).

Accounting for the technology and relationships acquired. The technology, software platforms, invention portfolio, customer contracts and customer relationships described in this Item 4.B form part of the businesses acquired on February 12, 2026, and are owned and used by the Group. The consideration paid for those businesses reflects their value. In the consolidated financial statements that value is carried within goodwill of $228,990,580 at June 30, 2026, rather than as separately identified intangible assets, because the purchase price allocations for the acquisitions had not been completed when the financial statements were authorized for issue. IFRS 3 permits the acquirer twelve months from the acquisition date to complete that work. On completion, the assets that meet the criteria for separate recognition will be recognized as intangible assets at their fair value at February 12, 2026, with a corresponding reduction in goodwill, and amortized over their useful lives from that date. See Notes 4, 25 and 37 to the financial statements.

Government regulation

The Group’s operations are subject to aviation regulation in each jurisdiction in which its autonomous aerial robots operate, covering flight paths, chemical spraying, remote operation, airspace access and safety standards; to data privacy and artificial intelligence governance frameworks including the General Data Protection Regulation, the California Consumer Privacy Act, equivalent laws in Australia, India and the United Kingdom, and the European Union Artificial Intelligence Act; and, in the property technology division, to licensing, consumer protection, anti-money laundering and financial services regulation arising from utility switching, embedded finance and digital billing, together with payment processing and cybersecurity standards applying to its digital wallet partner.

Aviation. The Group must hold an approval from the national aviation authority in each country in which its aerial robots operate, including the Civil Aviation Safety Authority (CASA) in Australia and the Directorate General of Civil Aviation in India. A separate approval is generally required for each new country, aircraft type or operating mode. As a result, the timing of the Group’s entry into new markets depends on regulatory approval timetables. In Australia, Mirragin RAS Consulting Pty Ltd holds a Remotely Piloted Aircraft Operator’s Certificate (CASA.ReOC.7365) granted by CASA under regulation 101.335 of the Civil Aviation Safety Regulations 1998, effective from September 5, 2025 to July 31, 2028. The certificate authorizes the operation of multi-rotor remotely piloted aircraft of up to 25 kilograms for aerial work in Australia, subject to the conditions in the certificate, including that each aircraft operated is identified in the holder’s documented practices and procedures. It does not authorize operations into or out of Australia or remote pilot licence training.

Defense export controls. Exports of the Group’s unmanned systems technology to foreign customers or personnel may require permits under the Defence Trade Controls Act 2012 (Cth) and, for technology held by Raptor300 Inc, U.S. export control regulations. These requirements may delay or restrict sales to certain countries. The Group does not currently hold any Australian defence export permits or U.S. export licences. The Group has not yet completed a formal export-control classification of its unmanned systems technology and is therefore unable to confirm whether any permit or licence would have been required for its past exports or transfers of technology.

The Group is also subject to taxation and transfer pricing rules, consumer protection and advertising law, telecommunications regulation, electronic commerce law, environmental regulation of electronic devices and unmanned aerial vehicle operations, and workplace safety and labor law. Certain jurisdictions restrict cross-border data flows, foreign ownership of technology providers, or classify drone and artificial intelligence systems as dual-use or export-controlled.

In India the Group’s activities are subject to the Information Technology Act 2000 and rules made under it. The Group is also subject to the Digital Personal Data Protection Act 2023, which restricts the processing and transfer of personal data.

The Group is subject to data protection regimes in each jurisdiction in which it operates, including the Privacy Act 1988 (Cth) and the Australian Privacy Principles, the United Kingdom General Data Protection Regulation, and equivalent regimes in Singapore, Malaysia, the Philippines, Oman and the United Arab Emirates. It is also subject to sanctions and export control regimes, including Australian autonomous sanctions, and to anti-bribery laws in each jurisdiction, including the Australian foreign bribery offences, the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

Manufacturing

The Group assembles its autonomous aerial robots at its facilities in Sri Lanka, or purchases off-the-shelf aircraft which it optimizes for customer requirements. All components are manufactured by third parties.

Customers and sales cycle

The Group sells to enterprise, government and carrier customers, and to consumers in the telecommunications connection business. Enterprise and government engagements are typically won through competitive tender or panel arrangement and have sales cycles of six to eighteen months. Contracts are typically for terms of one to five years, with managed services engagements generally renewing annually. Consumer connection revenue is transactional and is earned on each completed connection. Consumer connection volumes are higher in the periods of peak residential moving activity, principally December to February and around the end of June, and government revenue may be affected by the timing of government budget cycles. The seasonality of the Group’s business is described under “Seasonality” below.

Seasonality

The Group’s agricultural technology activities are seasonal, following planting and spraying cycles in each market. Government and enterprise procurement in Australia and India is weighted towards the end of the respective fiscal years, June 30 in Australia and March 31 in India. Consumer connection volumes in the property technology business are higher in periods of peak residential moving activity, principally December to February and around the end of June. Managed services and recurring subscription revenue is not materially seasonal. As a result, the Group’s revenue may vary from quarter to quarter.

Suppliers

The systems integration and managed services businesses source hardware, software and subscriptions from a limited number of global technology vendors and their authorized distributors, and depend on maintaining vendor authorizations and accreditations. Components for the Group’s autonomous aerial robots are manufactured by third parties. The Group does not manufacture hardware itself. Prices for these products, and for drone, sensor, battery and communications components, can be volatile and are affected by vendor pricing, exchange rates, tariffs and supply chain conditions.

Distribution channels

The Group sells directly through its own sales and engineering teams in each market, through vendor and distributor channels, through panel and framework arrangements with government customers, and, in the telecommunications connection business, through online comparison and referral channels.

Recent Developments

November 2025 — Forward Stock Split and Equity Placement

In November 2025, the Company completed a 4-for-1 forward stock split of its ordinary shares and a $2,000,000 equity placement.

February 2026 — Nasdaq Listing

On February 12, 2026, the Company’s ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “BRAI” upon completion of the Company’s direct listing.

February 2026 — Acquisition of Connect Simple Pty Ltd

On December 8, 2025, the Company entered into a Share Sale Agreement with Gomazz Pty Ltd as trustee for the Georgiou Family Trust to acquire 100% of the shares of Connect Simple Pty Ltd, expanding into the PropTech vertical with digital utility connections, energy switching and bill management services. Consideration comprises $98,000,000 in ordinary shares at $10.17 per share, subject to a 12-month lock-up. The acquisition was completed on February 12, 2026.

February 2026 — Agreement to Acquire VIS Networks Private Limited

On December 4, 2025, the Company entered into a binding Amended and Restated Heads of Agreement with VIS Networks Private Limited, and a separate Heads of Agreement of the same date with certain VIS Networks shareholders, to acquire the VIS group, comprising VIS Networks Private Limited, VIS Global PTE Ltd and their subsidiaries, expanding into the CXaaS vertical with AI-powered customer/employee experience platforms. Consideration for the acquisition was $24,000,000 in cash, including $12,000,000 at completion, $7,200,000 at the first anniversary of the closing and $4,800,000 at the second anniversary. The acquisition was completed on February 12, 2026, upon which the Company acquired a 79.70% interest in VIS Networks Private Limited and VIS Global PTE Ltd; the Company has agreed to acquire the remaining 20.30% interest.

February 2026 — Launch of ProEval Enterprise

On February 19, 2026, the Company launched ProEval Enterprise, an AI-driven omnichannel performance and workflow intelligence platform designed to deliver real-time scoring, compliance insights, and actionable performance intelligence across enterprise communications and workflows. The platform analyzes voice, chat, email, and structured workflows using proprietary logic-based AI, and is available under a tiered enterprise SaaS licensing model.

March 2026 — Launch of AI-Powered Property Management Platform

On March 11, 2026, the Company commenced the deployment of a new AI-powered property management platform designed to modernize and automate operations across the rental housing ecosystem. The platform introduces intelligent automation across property listings, tenant screening, inspections, maintenance workflows, and financial management, providing property managers and landlords with a unified digital operating system.

April 2026 — Strategic Partnership with Home.cc

On April 2, 2026, the Company entered into an exclusive strategic partnership with Home.cc to build and scale an AI-driven Living Infrastructure platform spanning the global home lifecycle. The partnership introduces “LiveTech,” combining the Company’s AI and unified home wallet capabilities with Home’s orchestration layer, payment rails, and embedded distribution, with an initial launch in the United Kingdom and planned expansion across the United States, ANZ, and Europe.

April 2026 — Three-for-One Forward Stock Split

On April 10, 2026, the Company’s Board of Directors and shareholders approved a three-for-one forward stock split of the Company’s ordinary shares to make shares more accessible to retail investors. Each shareholder of record as of April 27, 2026 received two additional shares for every share held. Trading on a split-adjusted basis commenced at market open on April 29, 2026.

May 2026 — Proposed Acquisition of Home.cc

On May 12, 2026, the Company entered into a non-binding term sheet to advance its proposed acquisition of Home.cc through the acquisition of a 50.1% majority interest in Cumbria Capital Ltd, the parent company of Home.cc. The proposed acquisition remains subject to satisfactory due diligence, negotiation and execution of definitive transaction documents, shareholder approvals, regulatory and Nasdaq approvals, and other customary closing conditions.

May 2026 — Switchcraft Partnership

On May 26, 2026, the Company entered into a strategic partnership with Switchcraft, a UK-based utility and telecom switching infrastructure provider, to integrate embedded utility and telecom switching capabilities across the Company’s UK Living Infrastructure and PropTech ecosystem. Under the agreement, the Company will leverage Switchcraft’s white-labeled API infrastructure to enable users to compare, activate, and manage household services — electricity, gas, broadband, and telecom — directly within the Braiin platform.

May 2026 — New Zealand Market Launch

On May 28, 2026, the Company launched into the New Zealand market with the rollout of its AI-native end-to-end Living Infrastructure platform, designed to digitize and monetize the residential move-in and tenant lifecycle experience. The platform combines tenant onboarding, embedded utility connections, broadband enablement, AI-powered workflows, and recurring household services into a unified digital ecosystem as part of the Company’s broader ANZ expansion strategy.

June 2026 — ClearBank Embedded Banking Infrastructure

On June 2, 2026, the Company deployed Home.cc’s strategic collaboration with ClearBank embedded banking infrastructure into the Company’s Living Infrastructure platform. The integration adds banking-grade payments, real-time payment processing, open banking connectivity, and settlement capabilities to the residential customer journey, positioning the platform at the intersection of embedded banking, financial technology infrastructure, digital payments, and residential commerce.

June 2026 — BillCentral CXaaS Partnership

On June 17, 2026, the Company launched a partnership with BillCentral Pty Ltd, a leading Australian enterprise, to deploy the Company’s full-stack Agentic AI-powered customer experience and call center platform across enterprise operations. The Company expects the partnership to accelerate the commercial rollout of the Company’s enterprise AI product suite across Australia and international markets and create a recurring SaaS revenue model.

July 2026 — Launch of ARIA

On July 13, 2026, the Company released ARIA — the Agentic Real Estate Intelligence and Automation — an AI-native workforce designed specifically for the global real estate industry. ARIA is designed to understand operational objectives, plan required steps, coordinate information across connected systems, and execute underlying workflows while escalating material decisions for human review. The platform targets the global real estate software market, which Grand View Research, Inc. forecasts will reach approximately $32.0 billion by 2033.

July 2026 — Muval Partnership

On July 29, 2026, the Company launched a strategic partnership with Muval, an Australian technology platform for the moving industry, to support Muval’s expansion into the United Kingdom and United States. Under the partnership, the Company will embed additional Agentic AI capabilities into the Muval platform, further automating quoting, lead qualification, customer engagement, referral management, and scheduling. The partnership also connects Muval with the Company’s broader residential technology ecosystem, enabling access to adjacent services including utilities, broadband, insurance and other household products.

C. Organizational Structure

Braiin Limited is the ultimate parent of the Group. Its subsidiaries at June 30, 2026 are listed below. The interest shown is that held by the immediate parent, and the proportion of voting power held is the same as the proportion of ownership interest. The Company’s effective interest in each subsidiary of VIS Global PTE Ltd is the interest shown multiplied by its 79.70 percent interest in VIS Global PTE Ltd.

Entity	Jurisdiction	Interest	Held through
Raptor300 Inc	Delaware, USA	100%	Braiin Limited
Braiin LLC	Delaware, USA	100%	Braiin Limited
Raptor Sri Lanka 300 Pvt. Ltd.	Sri Lanka	100%	Raptor300 Inc.
VIS Networks Private Limited	India	79.70%	Braiin Limited
VIS Global PTE Ltd	Singapore	79.70%	Braiin Limited
VISNET Global SDN BHD	Malaysia	100%	VIS Global PTE Ltd
VIS Networks UK Limited	United Kingdom	83%	VIS Global PTE Ltd
VIS Global Digital Solutions LLC	Oman	54%	VIS Global PTE Ltd
VIS Global Inc	United States	63%	VIS Global PTE Ltd
Visnet Technologies LLC	United Arab Emirates	60%	VIS Global PTE Ltd
VIS Global Pty Ltd	Australia	72.5%	VIS Global PTE Ltd
VIS Global EU B.V.	Netherlands	100%	VIS Global PTE Ltd
VISNET Technologies Pvt Ltd Corp	Philippines	Branch	VIS Networks
Connect Simple Pty Ltd	Australia	100%	Braiin Limited
Vega Global Technologies Pty Ltd	Australia	100%	Braiin Limited
Mirragin RAS Consulting Pty Ltd	Australia	100%	Vega
Mirragin Consultants Pty Ltd	Australia	100%	Vega
Project Isidore Pty Ltd	Australia	60%	Vega
Mirragin Project Isidore Pty Ltd	Australia	100%	Vega
Nisus Australia Pty Ltd	Australia	100%	Vega
Nisus Payroll Pty Ltd	Australia	100%	Vega
Connect Easy Ltd (company number 16514078)	United Kingdom	100%	Connect Simple Pty Ltd
ConnectEasy Inc (number 10198866)	Delaware, USA	100%	Connect Simple Pty Ltd

D. Property, Plants and Equipment

Owned property. VIS Networks Private Limited owns the land and building at No. 419, 100 Feet Road, 4th Block, Koramangala, Bengaluru, India, comprising a building of approximately 22,385 square feet on a site of approximately 9,600 square feet. Approximately 14,000 square feet is leased to a third-party retail tenant under a nine-year lease commencing in 2023, and the balance is vacant. The property is subject to a registered mortgage in favor of Kotak Mahindra Bank Limited, which secures a loan against property made to VIS Networks Private Limited, repayable in monthly instalments over ten years at a floating rate of interest linked to the Reserve Bank of India repo rate. At June 30, 2026, $1,965,820 was outstanding under the loan. Rental income from the property is required to be paid into an account with Kotak Mahindra Bank Limited.

Leased and licensed facilities. The Group’s other principal facilities at the date of this annual report are set out below. Nisus Australia Pty Ltd, Connect Simple Pty Ltd and VIS Global PTE Ltd do not occupy premises. The Group considers its facilities adequate for its current needs. Other than the mortgage over the Bengaluru property described above and the security interests granted under the financing arrangements described in Item 5.B, the Group’s facilities are not subject to any material encumbrance. The Group is not aware of any environmental issues that may affect its utilization of these facilities, and it has no material plans to construct, expand or improve its facilities.

Location	Entity	Use	Occupancy arrangement
283 Rokeby Road, Subiaco, Western Australia	Braiin Limited	Registered office and corporate headquarters	Provided without charge
Level 6, 200 Adelaide Street, Brisbane, Queensland	Mirragin RAS Consulting Pty Ltd	Serviced office	Licence, rolling on three months’ notice from August 31, 2026
30 Park Place, New York, New York	Braiin LLC	United States office, approximately 2,000 square feet	Lease, month to month
No. 94, 2nd Block, Koramangala, Bengaluru, India	VIS Networks Private Limited	Head office	Lease of approximately 280 square metres expiring June 30, 2028
Hosur Road, Kudlu Gate, Bengaluru, India	VIS Networks Private Limited	Warehouse	Lease expiring December 31, 2028
Millennium Plaza, Sector 27, Gurugram, India	VIS Networks Private Limited	Office	Lease expiring March 31, 2027
Sahid Nagar, Bhubaneswar, India	VIS Networks Private Limited	Branch office	Lease expiring March 31, 2030
Kotturpuram, Chennai, India	VIS Networks Private Limited	Managed office	Licence expiring July 31, 2027
Hyderabad, India	VIS Networks Private Limited	Business centre office	Services agreement expiring July 3, 2027

Raptor Sri Lanka 300 Pvt. Ltd. carries out the assembly of autonomous aerial robots in Sri Lanka.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

On February 12, 2026 the Company acquired the VIS group, comprising VIS Networks Private Limited, VIS Global PTE Ltd and their subsidiaries; the Vega group, comprising Vega Global Technologies Pty Ltd, which on the same date acquired the Mirragin and Nisus businesses; and Connect Simple Pty Ltd. On the same date the Company’s ordinary shares commenced trading on The Nasdaq Global Market. Before the acquisitions the Group had no significant revenue-generating operations. The results for fiscal 2026 include the acquired businesses only from February 12, 2026, approximately four and a half months of trading, and are not comparable with fiscal 2025 or fiscal 2024.

The acquisitions have been accounted for using the acquisition method. The acquisitions have been accounted for provisionally. The purchase price allocations had not been finalized at the date the financial statements were authorized for issue. The identifiable assets acquired and liabilities assumed are recognized at provisional amounts, being management’s best estimate of their fair values at February 12, 2026 on the information available. Those amounts start from the balance sheet of each acquired entity at February 12, 2026, adjusted where that information showed that fair value differed from carrying amount, including the measurement of trade receivables net of lifetime expected credit losses, of the investments of VIS Networks Private Limited at fair value and of its work in progress at nil. No intangible assets have been recognized separately from goodwill other than software of $6,312 of the Mirragin group. At the acquisition date the Group recognized goodwill of $237,624,573, which includes the value of the intangible assets of the acquired businesses. The Group will complete the accounting within the measurement period of twelve months from the acquisition date permitted by IFRS 3 and will adjust the provisional amounts retrospectively, recognizing separately from goodwill any intangible assets identified, together with the related deferred tax and amortization from the acquisition date. See Notes 4 and 37 to the financial statements.

Results of operations

The following table summarizes the Group’s consolidated results for the years ended June 30, 2026, 2025 and 2024.

$	Fiscal 2026	Fiscal 2025	Fiscal 2024
Revenue	25,852,647	–	–
Other income	213,587	–	–
Cost of materials and services	(16,305,410)	–	–
Employee benefits expense	(8,521,383)	–	–
Professional services	(2,863,088)	(792,020)	(1,030,920)
Depreciation and amortization	(186,173)	(113,370)	(148,313)
Share-based payments	(14,313,666)	–	–
Other operating expenses	(6,597,656)	(750,461)	(447,918)
Operating loss	(22,721,142)	(1,655,851)	(1,627,151)
Finance costs, net of finance income	(1,858,036)	(317,103)	(82,755)
Share of profit of equity-accounted investments	36,688	–	–
Loss on loss of control of subsidiary	–	–	(5,469)
Loss before income tax	(24,542,490)	(1,972,954)	(1,715,375)
Income tax expense	(113,871)	–	–
Loss for the year	(24,656,361)	(1,972,954)	(1,715,375)

A discussion of the Group’s results of operations for fiscal 2025 compared with fiscal 2024 has been omitted from this annual report. That discussion is included under “Braiin’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the years ended June 30, 2025 and 2024” in the Company’s final prospectus dated February 2, 2026, filed with the SEC on February 2, 2026 pursuant to Rule 424(b)(4) as part of the Company’s registration statement on Form F-1 (Registration No. 333-291410).

Revenue

Revenue for fiscal 2026 was $25,852,647, against nil in fiscal 2025 and fiscal 2024. Substantially all of it was earned by the businesses acquired on February 12, 2026: network infrastructure and managed services in India contributed $15,342,760 and internationally $5,967,585, unmanned systems consulting, training and workforce services $3,952,099, and telecommunications connection services $444,318. Revenue comprised the sale of equipment of $10,073,165, software licences and subscriptions, presented net as agent, of $269,316, annual maintenance and warranty support of $5,461,976, managed, professional and workforce services of $9,603,872 and telecommunications connection services of $444,318.

Had the acquisitions been completed on July 1, 2025, Group revenue for fiscal 2026 would have been approximately $78,292,678 and the loss for the year approximately $24,050,775. These pro forma amounts are unaudited and are not included in the financial statements. They do not reflect the amortization of any intangible assets that may be recognized on completion of the purchase price allocations and are not necessarily indicative of the results that would have been achieved.

Operating expenses

Cost of materials and cost of services were $16,305,410, or 63 percent of revenue, and relate to the hardware, software, subscriptions and subcontracted resources supplied in the network infrastructure, managed services and workforce businesses. Employee benefits expense of $8,521,383 relates principally to the workforce of the acquired businesses.

Share-based payments of $14,313,666 arose on ordinary shares issued to Maxim Group and other advisers, and provided to the broker of the vendors of Mirragin RAS Consulting Pty Ltd, for services in connection with the direct listing and the acquisitions. The shares were measured at $10.17 per share, the price at which an unrelated investor subscribed for shares for cash on February 11, 2026. The charge relates to those specific adviser awards for the direct listing and the acquisitions, which are not expected to recur. Professional services of $2,863,088 (fiscal 2025: $792,020; fiscal 2024: $1,030,920) include the legal, accounting and advisory costs of the listing and the acquisitions, which are also not expected to recur at that scale.

Depreciation and amortization was $186,173 (fiscal 2025: $113,370; fiscal 2024: $148,313). It comprised depreciation of property, plant and equipment and right-of-use assets of $155,948 (fiscal 2025: $83,145; fiscal 2024: $148,313) and amortization of software and related licences of $30,225 (fiscal 2025: $30,225; fiscal 2024: nil). The increase from fiscal 2025 arose in the VIS businesses, whose depreciation from February 12, 2026 was $149,297. Depreciation and amortization of the Braiin corporate segment decreased to $36,876 from $113,370, as depreciation decreased to $6,651 from $83,145 while amortization was unchanged.

Administrative and other expenses were $3,571,971 (fiscal 2025: $725,875; fiscal 2024: $268,307). The increase reflects the inclusion of the acquired businesses from February 12, 2026 and part of the listing and acquisition-related costs.

Impairment losses on financial assets of $734,011 are expected credit losses on the trade receivables of the VIS businesses. They arose principally on bringing those receivables onto the Group’s provisioning policy at June 30, 2026.

Remeasurement of financial items was a loss of $941,199. It comprises the loss of $987,972 on the conversion of the Braiin LLC and Raptor300 Inc SAFE notes, less a net gain of $46,773 on other financial assets.

The net foreign exchange loss of $1,350,475 (fiscal 2025: $24,586; fiscal 2024: $4,225) arose on monetary items held in currencies other than the functional currency of the Group entity concerned.

Finance costs, income tax and loss for the year

Finance costs were $2,015,909 (fiscal 2025: $317,103; fiscal 2024: $82,755). The increase reflects the $17,900,000 borrowed in fiscal 2026, principally to fund the cash consideration for the acquisitions. Finance costs comprise interest on borrowings and notes of $1,554,299, principally on the Streeterville promissory notes and the Advaitha Note Purchase Agreement. They also include the non-cash unwinding of the discount on the VIS deferred consideration of $445,940. Finance income of $157,873 was interest earned principally by the VIS businesses.

Income tax expense was $113,871, comprising current tax of $432,192 on the taxable profits of acquired subsidiaries and current tax of $226,202 in respect of a prior year of VIS Networks Private Limited, less a deferred tax benefit of $544,523. No tax benefit has been recognized on the losses of the Company, and the share-based payments are not deductible. The reconciliation to the prima facie tax benefit is set out at Note 12 to the financial statements.

The loss for the year was $24,656,361 (fiscal 2025: $1,972,954; fiscal 2024: $1,715,375), of which $24,366,196 is attributable to owners of the Company and $290,165 to non-controlling interests. The basic and diluted loss per share was $0.1512.

Adjusted EBITDA

The loss for the year under IFRS Accounting Standards was $24,656,361. Management also uses Adjusted EBITDA, a measure not prescribed by IFRS Accounting Standards, to assess the operating performance of the Group and of the businesses acquired on February 12, 2026. Adjusted EBITDA is loss for the year before income tax, finance costs, finance income and depreciation and amortization, adjusted to exclude share-based payments, fair value losses on financial instruments, net foreign exchange gains and losses, listing and transaction costs, and the loss on loss of control of a subsidiary. Share-based payments of $14,313,666 arose on ordinary shares issued to advisers for services in connection with the direct listing and the acquisitions; they are non-cash, and management does not expect awards of that kind to recur. Only those adviser awards are excluded. Share-based compensation to directors and officers is expected to be a recurring cost of the Group: the Company has committed to equity awards of $5,150,000 that will be granted once an equity incentive plan is adopted (see Item 6.B), and the expense on those awards and on any later awards will not be excluded from Adjusted EBITDA. Fair value losses on financial instruments of $941,199, principally the loss on conversion of the SAFE notes, are included in the remeasurement of financial items of $1,063,659 and arise from the Group’s financing rather than its trading. The impairment of trade receivables of $122,460, also included in that line, is not excluded. Net foreign exchange losses of $1,350,475 arise principally on the retranslation of balances held by Group entities in currencies other than their functional currency; they will recur while those balances are held, but depend on exchange rates rather than operating performance. Listing and transaction costs of $3,640,118 are the costs of the direct listing and of the acquisitions completed on February 12, 2026; costs of this kind may arise again on future acquisitions. Management considers that excluding these items shows the trading performance of the businesses more clearly from period to period. They are real costs of the Group, and Adjusted EBITDA should be read together with the loss for the year.

Adjusted EBITDA includes the impairment losses on financial assets of $734,011 recognized in the year, arising principally on bringing the trade receivables of the acquired businesses onto the Group’s provisioning policy at June 30, 2026. The loss allowance of $1,971,919 on the receivables acquired was recognized at the acquisition date and is reflected in goodwill, not in the result for the year. Adjusted EBITDA uses revenue as reported under IFRS Accounting Standards, and no adjustment is made to revenue in calculating it. Reported revenue includes only services performed from February 12, 2026: $1,752,576 invoiced after that date for services performed before it was included in the balances acquired, and $1,002,470 of services performed but not invoiced at June 30, 2026 was recognized as revenue.

Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should not be considered in isolation or as a substitute for loss for the year or for net cash used in operating activities. It excludes significant costs, including depreciation and amortization and the Group’s finance costs, and other companies may calculate similarly titled measures differently. The following table reconciles loss for the year, the most directly comparable measure under IFRS Accounting Standards, to Adjusted EBITDA.

$	Fiscal 2026	Fiscal 2025	Fiscal 2024
Loss for the year	(24,656,361)	(1,972,954)	(1,715,375)
Income tax expense	113,871	–	–
Finance costs	2,015,909	317,103	82,755
Finance income	(157,873)	–	–
Depreciation and amortization	186,173	113,370	148,313
EBITDA	(22,498,281)	(1,542,481)	(1,484,307)
Share-based payments	14,313,666	–	–
Fair value losses on financial instruments	941,199	–	175,386
Net foreign exchange loss	1,350,475	24,586	4,225
Listing and transaction costs	3,640,118	–	–
Loss on loss of control of subsidiary	–	–	5,469
Adjusted EBITDA	(2,252,823)	(1,517,895)	(1,299,227)

Management also uses Adjusted EBITDA on a pro forma basis, as if the acquisitions completed on February 12, 2026 had occurred on July 1, 2025. Pro forma Adjusted EBITDA is calculated from the unaudited pro forma loss for the year of $24,050,775 set out under “Revenue” above, which includes the results of the acquired businesses from July 1, 2025, and is adjusted for the same items as Adjusted EBITDA, together with the following amounts recognized by the acquired businesses for the period from July 1, 2025 to February 12, 2026, before they were owned by the Group: income tax, finance costs, depreciation and amortization, losses on disposal of investments they held and transaction costs they incurred in connection with the acquisitions. It does not reflect the amortization of any intangible assets that may be recognized on completion of the purchase price allocations, and is not indicative of the results that would have been achieved had the acquisitions occurred on July 1, 2025, or of future results. The following table reconciles the unaudited pro forma loss for the year to pro forma Adjusted EBITDA.

$	Fiscal 2026
Pro forma loss for the year (unaudited)	(24,050,775)
Income tax	113,871
Finance costs, net of finance income	1,858,036
Depreciation and amortization	186,173
Income tax, finance costs and depreciation and amortization of the acquired businesses, July 1, 2025 to February 12, 2026	1,089,043
Share-based payments	14,313,666
Fair value losses on financial instruments	941,199
Net foreign exchange loss	1,350,475
Listing and transaction costs	3,640,118
Loss on disposal of investments held by the acquired businesses, July 1, 2025 to February 12, 2026	427,718
Transaction costs incurred by the acquired businesses in connection with the acquisitions, July 1, 2025 to February 12, 2026	337,609
Pro forma Adjusted EBITDA	207,133

Segment results

The Group has four reportable segments, described at Note 6 to the financial statements. The results of the three segments comprising the acquired businesses are for the period from February 12, 2026 to June 30, 2026 and include no amortization of acquired intangible assets other than on software of $6,312 of the Mirragin group, no other intangible assets having been recognized separately from goodwill pending completion of the purchase price allocations.

$	Revenue	Operating result	Result for the period
Braiin corporate	145,885	(22,099,141)	(23,952,171)
VIS	21,310,345	(1,443,710)	(1,323,854)
Vega	3,952,099	768,104	566,059
Connect Simple	444,318	53,605	53,605
Total	25,852,647	(22,721,142)	(24,656,361)

Braiin corporate carries the share-based payments for services, the listing and acquisition costs, the finance costs of the Group’s borrowings and the deferred consideration. In the post-acquisition period VIS recorded an operating loss of $1,443,710, and Vega and Connect Simple recorded operating profits of $768,104 and $53,605 respectively.

Foreign currency

The Group reports in United States dollars and operates in nine functional currencies. The exchange loss on translating foreign operations recognized in other comprehensive income was $7,980,043, giving a total comprehensive loss for the year of $32,627,576. The loss arises principally on the goodwill and net assets of the acquired businesses, which are carried in Australian dollars and Indian rupees, both of which weakened against the United States dollar between February 12, 2026 and June 30, 2026. The Group does not hedge these exposures. See Item 11.

Governmental policies

Governmental economic, fiscal, monetary and political policies that have affected, or could materially affect, the Group’s operations or investments by United States shareholders include monetary policy in Australia and India, which affects the exchange rates of the Australian dollar and Indian rupee and the cost of the Group’s variable rate borrowings; exchange control, withholding tax and dividend distribution rules in India, Oman, the United Arab Emirates and the Philippines, which affect the remittance of cash to the Company; Australian and United States defense, export control and procurement policy; tariffs and trade restrictions affecting hardware components; and the regulation of aviation, data protection and artificial intelligence described at Item 4.B, “Government regulation.”

B. Liquidity and Capital Resources

At June 30, 2026 the Group held cash and cash equivalents of $5,667,180 (June 30, 2025: $110,779) and had net current liabilities of $22,039,756. During fiscal 2026 the Group’s principal sources of funds were borrowings of $17,900,000, the issue of ordinary shares for cash of $4,999,877 and the cash held by the businesses acquired.

$	Fiscal 2026	Fiscal 2025	Fiscal 2024
Net cash used in operating activities	(4,632,389)	(1,174,241)	(663,380)
Net cash used in investing activities	(9,525,522)	(24,000)	(885)
Net cash from financing activities	19,774,241	711,606	20,336
Net increase / (decrease) in cash and cash equivalents	5,616,330	(486,635)	(643,929)
Cash and cash equivalents at the beginning of the year	110,779	577,518	1,202,698
Effect of exchange rate changes	(59,929)	19,896	18,749
Cash and cash equivalents at the end of the year	5,667,180	110,779	577,518

Net cash used in operating activities was $4,632,389, reflecting receipts from customers of $33,401,342 against payments to suppliers and employees of $37,801,842, together with interest received of $157,873 and income taxes paid of $389,762, and includes the cash costs of the listing and the acquisitions. Net cash used in investing activities was $9,525,522, comprising the acquisition of subsidiaries of $9,156,879, net of cash and cash equivalents acquired of $4,986,058, purchases of property, plant, equipment and intangible assets of $160,953, and investments, deposits and loans to external parties of $207,690. Net cash from financing activities was $19,774,241, comprising proceeds from borrowings of $17,900,000 and from the issue of shares of $4,999,877, less repayments of borrowings of $2,190,392, the principal element of lease payments of $66,655 and interest paid of $868,589.

Indebtedness and other financial liabilities

At June 30, 2026 current borrowings were $23,331,928, including promissory notes of $18,443,032, short-term bank borrowings of $2,252,236 and long-term bank borrowings of $1,714,361 presented as current, and current other financial liabilities were $12,027,726, including deferred consideration on the VIS acquisition of $6,719,772. The long-term bank borrowings are the loan against property to VIS Networks Private Limited from Kotak Mahindra Bank Limited, which is repayable in monthly instalments over ten years from 2022. They are presented as current because the terms of sanction allow the bank to withdraw the facility at any stage without notice, so that at June 30, 2026 the Group did not have the right to defer settlement for at least twelve months after the reporting date. The classification does not arise from any breach of covenant or default. The Group had no non-current borrowings, and non-current other financial liabilities were $4,049,447, comprising deferred consideration of $4,000,602 and security deposits of $48,845.

The two secured promissory notes issued to Streeterville Capital, LLC bear interest at a coupon of 9 percent per annum compounding daily, are repayable in a single amount at maturity on February 12 and March 10, 2027, and are secured over substantially all of the assets of the Company and certain subsidiaries. Approximately $10,181,000 is payable at maturity, against a carrying amount at amortized cost of $8,662,042 at June 30, 2026. The notes must be prepaid by 5% of the proceeds of any fundraising or financing transaction completed while they are outstanding, and any prepayment, repayment or acceleration before maturity requires payment of the interest that would have accrued to maturity. The terms of the notes are summarized at Item 10.C. Under the Advaitha Note Purchase Agreement, as varied by the Deed of Variation and Set-Off, $9,600,000 of principal was scheduled to amortize over the three months from December 2026 to February 2027; the contractual amount payable under the facility on those terms, including interest, was $10,521,600, and its carrying amount at amortized cost at June 30, 2026 was $9,780,990. Under the Deed of Extension dated November 3, 2026 described below, the maturity of the facility was extended to February 11, 2028, with the principal repayable in three monthly instalments from December 11, 2027 to February 11, 2028. The deferred consideration for the VIS acquisition is payable in cash instalments of $7,200,000 in February 2027 and $4,800,000 in February 2028. The bank borrowings of the VIS India sub-group, comprising short-term borrowings of $2,252,236 and the loan against property from Kotak Mahindra Bank Limited, bear interest at variable rates. The facilities are described at Note 33 to the financial statements.

The following table analyzes the Group’s financial liabilities by contractual maturity at June 30, 2026 on an undiscounted basis, before giving effect to the Deed of Extension dated November 3, 2026.

$	Not later than 1 year	Later than 1 year	Total
Trade payables	9,152,649	–	9,152,649
Streeterville promissory notes	10,181,177	–	10,181,177
Advaitha note purchase agreement	10,521,600	–	10,521,600
Convertible notes	8,621	–	8,621
Bank and other borrowings	4,882,027	–	4,882,027
Other financial liabilities	12,507,954	4,848,845	17,356,799
Lease liabilities	104,714	270,788	375,502
Total	47,358,742	5,119,633	52,478,375

Going concern and capital requirements

Before giving effect to the Deed of Extension dated November 3, 2026, the Group had obligations of approximately $20.7 million under the Streeterville notes and the Advaitha facility, and deferred consideration of $7.2 million, falling due in the twelve months after June 30, 2026, against cash and cash equivalents of $5,667,180. Its ability to meet those obligations depends on generating operating cash flows from the acquired businesses, refinancing or extending its borrowings, and raising further debt or equity.

Having regard to the matters described at Note 2.5 to the financial statements, including cash flow forecasts for the twelve months from the date on which the financial statements were authorized for issue and the committed financing, the directors have concluded that the going concern basis of preparation is appropriate and that no material uncertainty exists.

Committed and contemplated funding. At the date of this annual report, the Group’s committed sources of funding comprise:

(a) a Deed of Extension dated November 3, 2026 with Advaitha Pty Ltd, a related party, which extends the maturity of the $9,600,000 of principal outstanding under the note purchase agreement with Advaitha by twelve months, to February 11, 2028, and replaces its repayment schedule: interest of $115,200 a month (14.4% per annum) is payable monthly in arrears and the principal is repayable in three monthly instalments from December 11, 2027 to February 11, 2028. The non-payment of the instalments previously due from December 2026 to February 2027 is not an event of default, and the existing security continues to apply;

(b) a secured promissory note dated November 3, 2026 issued to Advaitha Pty Ltd, a related party, under which $10,200,000 is to be advanced to the Company on February 1, 2027, secured on the same terms as the Advaitha Note Purchase Agreement and bearing interest at 14.4% per annum, with the principal and accrued interest repayable on February 1, 2028; and

(c) loans totalling $14,000,000 from independent third-party lenders under binding loan agreements dated November 4, 2026 and November 2, 2026, bearing interest at 14.4% per annum and unsecured, which the lenders are irrevocably and unconditionally committed to advance: $5,500,000 on January 1, 2027 and $8,500,000 on February 1, 2027, each repayable with accrued interest twelve months after it is advanced, on January 1, 2028 and February 1, 2028 respectively.

No amount had been drawn under the facilities described in (b) and (c) at the date of this annual report. The loans described in (c) are unsecured and are not subject to any condition precedent. Other financing referred to in the Group’s forecasts, including the refinancing or extension of the Streeterville notes, the equity facility for which the Company has entered into a term sheet, and any further issue of equity or debt securities, is contemplated but not committed, and there is no assurance that it will be obtained on acceptable terms or at all. Other than the undrawn facilities of $24,200,000 described above, the Group has no material unused sources of liquidity.

Short-term and long-term requirements. In the twelve months following the date of this annual report, the Group’s principal cash requirements are the repayment of the Streeterville notes of approximately $10.2 million in February and March 2027, interest of $115,200 a month under the Advaitha Note Purchase Agreement, the VIS deferred consideration instalment of $7.2 million in February 2027, and working capital. Beyond that period, the Group’s principal requirements are the repayment of the $9.6 million of principal under the Advaitha Note Purchase Agreement in three monthly instalments from December 2027 to February 2028, the repayment of the amounts to be advanced under the secured promissory note described in (b) and the loans described in (c), with accrued interest, in January and February 2028, the VIS deferred consideration instalment of $4.8 million in February 2028, the repayment of long-term bank borrowings and lease liabilities, and continued investment in its technology.

In the Company’s opinion, its working capital is sufficient for its present requirements, being the twelve months following the date of this annual report. At June 30, 2026 the Group had net current liabilities of $22,039,756, including the Streeterville notes and the Advaitha facility. In forming that opinion, the Company has taken into account the extension of the Advaitha note purchase agreement by twelve months under the Deed of Extension dated November 3, 2026, the undrawn facilities of $24,200,000 described under “Committed and contemplated funding” above, and the operating cash flows of the acquired businesses, as described at Note 2.5 to the financial statements.

The Group had no material commitments for capital expenditure at June 30, 2026 and no off-balance sheet arrangements. It does not use derivative financial instruments. Cash is held principally in the functional currency of the entity holding it, and the transfer of funds from subsidiaries in some jurisdictions may be subject to exchange control, withholding tax or approval requirements.

Restrictions on transfers from subsidiaries.

Our subsidiaries’ ability to transfer funds to the Company is subject to the following restrictions:

●	Dividends by VIS Networks Private Limited may be paid only out of profits under the Indian Companies Act 2013. They are subject to Indian withholding tax of 20 percent plus surcharge and cess, reduced to 15 percent on dividends paid to the Company under the double taxation agreement between India and Australia.
●	Remittances of profits by the Philippine branch of VIS Networks Private Limited are subject to Philippine branch profit remittance tax of 15 percent.
●	VIS Global Digital Solutions LLC (Oman) must transfer 10 percent of its net profit to a statutory reserve until the reserve reaches one-third of its share capital.
●	Visnet Technologies LLC (United Arab Emirates) must transfer 5 percent of its net profit to a statutory reserve until the reserve reaches 50 percent of its share capital.
●	Distributions by the subsidiaries of VIS Global PTE Ltd that are not wholly owned require the agreement of their other shareholders: VIS Networks UK Limited (83 percent), VIS Global Digital Solutions LLC (54 percent), VIS Global Inc (63 percent), Visnet Technologies LLC (60 percent) and VIS Global Pty Ltd (72.5 percent).
●	The security arrangements with Streeterville Capital, LLC and Advaitha Pty Ltd restrict the transfer of assets by the grantors to Group entities that are not grantors.

At June 30, 2026, $1,785,534 of the Group’s cash and cash equivalents was held by subsidiaries subject to those restrictions. The Company does not expect these restrictions to affect its ability to meet its cash obligations.

The Group’s treasury activities are managed by the Chief Financial Officer under policies approved by the Board of Directors. Their objectives are to maintain sufficient liquidity to meet the Group’s obligations as they fall due and to preserve capital. Surplus cash is held in bank deposits and in the equity securities and mutual funds described at Item 11. The Group’s borrowings bear interest at fixed rates, other than the bank borrowings of the VIS India sub-group, and the Group does not use financial instruments for hedging purposes.

C. Research and Development, Patents and Licenses, etc.

During fiscal 2024 and fiscal 2025, the Company’s research and development focused on autonomous aerial robotics, AI and machine-learning analytics, voice and speech recognition, and enterprise resource planning and utility-switching platforms. Its policies emphasized internal capability building, collaboration with external domain experts, and iterative development informed by customer feedback and pilot deployments, using agile methods and cross-functional development. The Group’s research and development focus and policy for fiscal 2026 are described at Item 4.B, “Research and development.”

Intangible assets increased from $58,386 at June 30, 2025 to $196,593 at June 30, 2026, reflecting additions of $161,190 and software of $6,312 acquired with the Mirragin group, less amortization of $30,225, together with exchange differences of $930. Pending completion of the purchase price allocations, no intangible assets other than that software have been recognized separately from goodwill on the acquisitions completed on February 12, 2026. The value of the technology, intellectual property and customer relationships of the businesses acquired is carried within goodwill until the purchase price allocations are completed; they are described at Item 4.B.

D. Trend Information

The Group’s results for fiscal 2026 include the acquired businesses only from February 12, 2026. Fiscal 2026 is therefore not comparable with fiscal 2025 or fiscal 2024 and does not represent a full year of the Group as presently constituted. The first full year of contribution from the acquired businesses will be fiscal 2027.

The most significant trends and uncertainties known to management are the conversion of the order book and pipeline described at Item 4.B and of the remaining performance obligations disclosed in the financial statements; continued demand for network infrastructure, systems integration, managed services and unmanned systems in the Group’s principal markets; the requirement to refinance, repay or extend the promissory notes maturing in February and March 2027; the cost of operating as a listed company; and movements in the nine currencies in which the Group operates.

The business developments announced during May and June 2026 are described at Item 4.B, “Recent Developments.” Since June 30, 2026 the Company has launched ARIA and entered into the Muval partnership, each described at Item 4.B, “Recent Developments.” There have been no other material developments or known trends since June 30, 2026.

Industry trends in the Group’s principal markets are, in management’s view, favorable to its network infrastructure, systems integration and unmanned systems activities, although there is no assurance that the Group will benefit from them:

Enterprise technology spending. Gartner forecasts information technology spending in India of $176.3 billion in 2026, an increase of 10.6 percent on 2025, with spending on data center systems forecast to grow by 20.5 percent and on information technology services by 11.1 percent. Worldwide, Gartner forecasts information technology spending of $6.31 trillion in 2026, an increase of 13.5 percent, led by data center systems. The VIS businesses, which operate in these markets, earned 83 percent of Group revenue in fiscal 2026.

Defense and government demand for uncrewed and autonomous systems. The Australian Government’s 2026 National Defence Strategy and Integrated Investment Program, released in April 2026, provide for investment of A$12 billion to A$15 billion in uncrewed and autonomous systems over the decade to 2035–36, and prioritize counter-uncrewed air systems and resilient satellite communications. That program is relevant to the defense and government work of Mirragin and Nisus and to Vega’s technology portfolio. The Group has no contract under it.

Commercial drones. Fortune Business Insights estimates the global drone market at $91.9 billion in 2025, growing to $210.3 billion by 2034 at a compound annual rate of 9.6 percent, and the agricultural drone market at $4.4 billion in 2025, growing to $18.0 billion by 2034.

The share-based payment charge of $14,313,666 on the adviser awards for the listing and the acquisitions, and the professional costs of those transactions, recognized in fiscal 2026 are not expected to recur at that scale. This does not apply to share-based compensation generally: the Company has committed to equity awards to directors and officers and expects to make further awards under an equity incentive plan.

E. Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the amounts reported. The estimates and judgements with the most significant effect on the amounts recognized are set out below and at Note 4 to the financial statements.

There were no material changes in critical accounting estimates during fiscal 2026. The estimates set out below relating to the acquisitions, the measurement of ordinary shares issued at $10.17 per share, goodwill impairment and deferred tax arose for the first time in fiscal 2026 as a result of the acquisitions completed on February 12, 2026. The provisional amounts recognized for the acquisitions may be adjusted retrospectively within the twelve-month measurement period permitted by IFRS 3 when the purchase price allocations are completed, as described below and at Note 37 to the financial statements.

Accounting for the acquisitions completed on February 12, 2026. The identification of the accounting acquirer, the measurement of the ordinary shares issued as consideration at $10.17 per share, the attribution of the remaining 20.30 percent of the VIS businesses to the owners of the parent rather than to non-controlling interests, the measurement of non-controlling interests at their proportionate share of the identifiable net assets of the acquirees, and the attribution, for financial reporting purposes, of the value of the ordinary shares subscribed for by shareholders of VIS Networks Private Limited to the consideration for the VIS group. Those 4,382,603 ordinary shares (13,147,809 ordinary shares after the 3:1 subdivision effected on April 28, 2026) were issued on February 12, 2026 under a subscription agreement. Measured at $10.17 per share they transferred value of $44,564,937. The subscription was open only to shareholders of the acquiree (IFRS 3.B50(a)), was conditional on the same registration as the acquisition and was completed on the acquisition date (IFRS 3.B50(c)); the shares vested on issue and their release from lock-up does not depend on continued employment (IFRS 3.B55(a)). The value is therefore attributed to the exchange for the VIS group (IFRS 3.37 and IFRS 3.51–52), and is not treated as remuneration for post-combination services (IFRS 3.B54–B55) or as a distribution. The acquisitions have been accounted for provisionally. The purchase price allocations had not been finalized at the date the financial statements were authorized for issue. The identifiable assets acquired and liabilities assumed are recognized at provisional amounts, being management’s best estimate of their fair values at February 12, 2026 on the information available. Those amounts start from the balance sheet of each acquired entity at February 12, 2026 and are adjusted where that information showed that fair value differed from carrying amount; the remaining assets and liabilities, principally monetary items, are recognized at their carrying amounts. No intangible assets have been recognized separately from goodwill other than software of $6,312 of the Mirragin group. On completion, any intangible assets identified will be recognized separately from goodwill, together with the related deferred tax, and amortized from the acquisition date, which will increase the depreciation and amortization charge for fiscal 2026 and subsequent years.

Impairment of goodwill. Goodwill of $228,990,580 at June 30, 2026 was tested for impairment on a fair value less costs of disposal basis, by reference to the prices paid in the arm’s-length acquisitions of February 12, 2026 together with the non-controlling interests at that date, rolled forward to June 30, 2026 for the time value of money at the U.S. dollar risk-free rate of 4.7% per annum, less costs of disposal estimated from the acquisition-related costs incurred on the acquisitions, of 1.03% for the VIS group, 0.27% for Vega and 0.23% for Connect Simple. The recoverable amount exceeded the carrying amount by $1,684,804 for the VIS group, $154,166 for Vega and $1,379,748 for Connect Simple. A reduction in fair value of 2.6%, 0.2% and 1.4% respectively would, in isolation, cause the recoverable amount to equal the carrying amount. The goodwill of the VIS group was tested at the level of the VIS group, which is the VIS operating segment and the level at which that goodwill is monitored for internal management purposes. See Notes 6 and 26 to the financial statements.

Fair value of ordinary shares issued at $10.17 per share. The charge has been measured at $10.17 per share, the price at which the Company last raised funds, being the price at which an unrelated investor subscribed for shares for cash on February 11, 2026. The same price is used for all ordinary shares issued on February 11 and 12, 2026, as consideration for the acquisitions, under the subscription agreement and for services; the Company’s shares had no quoted price before their admission to The Nasdaq Global Market on February 12, 2026. The consideration shares and the subscription shares are subject to lock-up arrangements of up to twenty-four months. The lock-ups are contractual undertakings by the holders that would not pass to a market participant acquiring the shares, so no discount for lack of marketability has been applied. A price 10 percent lower would have reduced the consideration transferred and goodwill by $22,500,165 and the amounts recognized for services settled in shares by $1,482,338.

Recoverability of deferred tax assets. Deferred tax assets are recognized only to the extent it is probable that future taxable profits will be available; IFRS does not use a valuation allowance. At June 30, 2026 the Group recognized deferred tax assets of $1,306,713, all in the VIS entities, comprising tax losses of VIS Networks Private Limited of $622,848 and deductible temporary differences, principally on the loss allowance on trade receivables of $580,369. Of the total, $764,224 was held by those entities at the acquisition date. The principal positive evidence is the history of taxable profits of VIS Networks Private Limited and the forecast profitability of the VIS businesses; the principal negative evidence is the tax losses incurred in fiscal 2026. Deferred tax assets have not been recognized on Australian unused tax losses of $5,614,050 and deductible temporary differences of $2,286,397, because the Australian entities have a history of losses and it is not probable that future taxable profit will be available against which they can be used. See Note 12 to the financial statements.

Revenue recognized over time, including the measurement of progress and the identification of performance obligations in multi-element arrangements.

Lease term and the incremental borrowing rate applied in measuring lease liabilities.

Classification of the promissory notes and the SAFE instruments as liabilities or equity, and their subsequent measurement.

Going concern, which is addressed at Note 2.5 to the financial statements and at Item 5.B.

Identification of cash-generating units and the assumptions used in measuring their fair value less costs of disposal for impairment testing, including the prices paid in the acquisitions, their roll-forward to the reporting date and the costs of disposal.

Accounting standards issued but not yet effective. IFRS 18 Presentation and Disclosure in Financial Statements is effective for annual periods beginning on or after January 1, 2027 and will apply to the Group from the year ending June 30, 2028. It will reorganize the statement of profit or loss into operating, investing and financing categories with required subtotals, require disclosure of management-defined performance measures with a reconciliation to the most comparable IFRS subtotal, and require further disaggregation of administrative and other expenses and of other financial liabilities. It will not change the amounts recognized, net assets or cash flows. The Group is assessing whether the contingent features of its promissory notes fall within the amendments to IFRS 9 and IFRS 7 effective for annual periods beginning on or after January 1, 2026. IFRS 19 will not affect the consolidated financial statements. No other standard issued but not yet effective is expected to have a material effect. See Note 3 to the financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets out the directors and senior management of the Company.

Name	Position	Age
Natraj Balasubramanian	Founder, Chief Executive Officer and Executive Director	55
Viswanatha Chetan (Neil) Saligrama	President, Chief Operating Officer and Director	47
Ragur Kuppuswamy Padmanabhan(1)(2)(3)(4)	Independent Non-Executive Director	66
Dr Usha Chundru Murphy(1)(2)(3)(4)	Independent Non-Executive Director	52
Stephen Christopher Buehler(1)(2)(4)	Independent Non-Executive Director	48
Jay Stephenson	Chief Financial Officer and Company Secretary	60
Rohit Jhamb	Chief Business Officer	62
Samir Pandey	Chief Strategy Officer	44

(1)	Independent director under the applicable rules of Nasdaq, as affirmatively determined by Braiin’s Board of Directors.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

(4)	Member of the nominating and corporate governance committee.

Changes to the Board during the year

The composition of the Board changed on February 12, 2026, being the date on which the Company’s ordinary shares commenced trading on the Nasdaq Global Market. On that date the three independent directors were appointed and Mr Stephenson and Mr Jhamb ceased to hold office as directors. Neither ceased to be an officer: Mr Stephenson has served as Chief Financial Officer since July 2022 and Mr Jhamb as Chief Business Officer since July 2025, and each continues in that office.

Name	Date	Change
Ragur Kuppuswamy Padmanabhan	February 12, 2026	Appointed independent non-executive director
Dr Usha Chundru Murphy	February 12, 2026	Appointed independent non-executive director
Stephen Christopher Buehler	February 12, 2026	Appointed independent non-executive director
Jay Stephenson	February 12, 2026	Ceased to be a director; continues as Chief Financial Officer, a role held since July 2022
Rohit Jhamb	February 12, 2026	Ceased to be a director; continues as Chief Business Officer, a role held since July 2025
Samir Pandey	April 1, 2026	Appointed Chief Strategy Officer

The letters of appointment of the three independent directors were executed on April 7 and April 8, 2026 and countersigned between April 7 and April 15, 2026, in each case recording that board membership commenced effective February 12, 2026. Mr Stephenson’s employment letter, executed on April 7, 2026, is effective from February 12, 2026; it records the terms on which he continues as Chief Financial Officer following the listing rather than an appointment to that office, which he has held since July 2022.

Biographies

Natraj Balasubramanian — Chief Executive Officer and Director

Mr Balasubramanian, 55, has served as Chief Executive Officer and a director of the Company since its inception in July 2022. Before that he was Chief Executive Officer of Raptor300 Inc from its founding in 2015 until its acquisition by the Company in July 2022. Since 2021 he has also served as a director of Flamingo AI, an artificial intelligence company focused on enterprise solutions.

Before founding Raptor300 Inc, Mr Balasubramanian was the founder and Chief Executive Officer of Clerysys Inc, a software as a service and information technology solutions provider headquartered in the United States with operations across India, the Philippines, Thailand and Vietnam. Under his leadership from 2005 to 2012 Clerysys grew into an internationally recognized enterprise technology firm, from which he exited in 2012. He has held leadership and advisory roles in a number of early stage ventures focused on developing disruptive technologies and creating new market categories.

Mr Balasubramanian holds a Master of Business Administration from the Symbiosis Institute of Management Studies in Pune, India, and completed the Advanced Management Program at Harvard Business School. The Board considers that his executive leadership experience and his expertise in building and scaling technology enterprises are the particular qualifications and skills that led it to conclude that he should serve as a director.

Viswanatha Chetan (Neil) Saligrama — President, Chief Operating Officer and Director

Mr Saligrama, 47, has served as President, Chief Operating Officer and a director of the Company since July 2025. He has also served as Chief Executive Officer of Compare & Connect, one of Australia’s leading platforms for bill management and utility connection services, since its inception in October 2014. He has also served as Chief Executive Officer of Your Porter since July 2020, and was Chief Executive Officer of Thought World Pty Ltd, a marketing and customer acquisition services business, from July 2011 to October 2022. Under his leadership Compare & Connect completed several strategic acquisitions and entered into joint ventures, including one with Australia’s largest real estate and brokerage group, and expanded operations into New Zealand. He led the integration of property technology customer relationship management platforms across the property sector in Australia, with a focus on data-driven decision making and automation.

Mr Saligrama holds a Bachelor’s degree in Instrumentation and Electronics Engineering from BMS College of Engineering, Bengaluru, awarded in 2001, and a Master’s degree in Electronics from RMIT University, Melbourne, completed in 2004. The Board considers that his expertise in fundraising and in building and scaling technology enterprises are the particular qualifications and skills that led it to conclude that he should serve as a director.

Ragur Kuppuswamy Padmanabhan — Independent Non-Executive Director

Mr Padmanabhan, 66, has served as Chief Executive Officer and Executive Director of Maidee Agro and Infrastructure Private Limited since November 2020. He has been a Founder and Director of the Sustainable and Vedic Agriculture Network Foundation since January 20, 2024, and an Additional Director of Novo Epay India Private Limited since July 22, 2025. He served as Honorary Treasurer of The Bombay Presidency Golf Club Limited from 2020 to 2022.

Mr Padmanabhan has extensive experience in financial regulation, law enforcement and public administration. From 2011 to 2016 he held senior leadership roles at the Securities and Exchange Board of India, where he led the Investigations, Information Technology, Market Intermediaries and Supervision, and Internal Vigilance functions. During that period he was involved in regulatory reforms relating to initial public offerings, insider trading and forensic audits, oversaw the integration of commodities intermediaries following the merger of the Forward Markets Commission with SEBI, and represented SEBI on committees of the International Organization of Securities Commissions.

Before joining SEBI he held senior policing positions with the Government of Maharashtra, including Additional Director General of Police (Traffic) for the State of Maharashtra from 2016 to 2018, Commissioner of Police for Pimpri–Chinchwad from 2018 to 2019, and Additional Commissioner of Police (South Region), Mumbai from 2008 to 2010. He held vigilance and security leadership roles at the Maharashtra Housing and Area Development Authority from 2010 to 2011 and Air India Limited from 2005 to 2008, and served on a United Nations peacekeeping mission in Kosovo from 2001 to 2002.

The Board considers that Mr Padmanabhan’s service as an officer of the Indian Police Service from 1991 to 2019, and the administrative and executive positions he held during that service, together with his experience of financial regulation at the Securities and Exchange Board of India, are the particular qualifications and skills that led it to conclude that he should serve as a director.

Mr Padmanabhan holds a Bachelor of Science from the University of Madras and a Postgraduate Diploma in Mass Communication from the Indian Institute of Mass Communication, New Delhi. Other than the positions noted above, he has held no directorships in publicly held companies within the past five years.

Dr Usha Chundru Murphy — Independent Non-Executive Director

Dr Murphy, 52, is a board-certified diagnostic radiologist and healthcare executive with more than twenty years of clinical and leadership experience, focused on musculoskeletal imaging, healthcare operations and the integration of artificial intelligence in diagnostic imaging.

Since June 2024 Dr Murphy has served as Chairman of Diagnostic Imaging for Contra Costa County, where she oversees radiology services across a full-service hospital and nine outpatient imaging centers and is responsible for departmental operations, strategic growth initiatives, budgeting, capital equipment procurement, vendor contract negotiation and technology integration. Since May 2025 she has also served on the AGFA HealthCare Clinical Advisory Board, advising on picture archiving and communication systems and artificial intelligence workflow integration. From 2018 to June 2024 she practiced as a musculoskeletal radiologist with Bay Imaging Consultants in Walnut Creek, California.

Earlier in her career Dr Murphy served as Musculoskeletal Section Chief and Associate Program Director of Residency at NYC Health + Hospitals/Harlem Hospital and held an academic appointment as an Assistant Professor in the Columbia University Department of Radiology. She previously practiced as a musculoskeletal radiologist at Maimonides Medical Center and as a diagnostic radiologist and partner at Imaging Partners Medical Group in San Francisco.

The Board considers that Dr Murphy’s experience of strategic growth initiatives and the expansion of services in a multi-site organization, her Master of Business Administration from Harvard Business School with a focus on operations, her experience of technology optimization and the integration of artificial intelligence for revenue growth, and her proficiency in operational budgeting, capital equipment purchasing and contract negotiation, are the particular qualifications and skills that led it to conclude that she should serve as a director.

Dr Murphy received her Doctor of Medicine from Temple University School of Medicine and a Master of Business Administration from Harvard Business School. Her postgraduate training includes a Diagnostic Radiology Residency at Beth Israel Medical Center and a Musculoskeletal Imaging Fellowship at Maimonides Medical Center. She is a Diplomate of the American Board of Radiology and a member of the American College of Radiology and the Radiological Society of North America. She has held no directorships in publicly listed companies during the past five years.

Stephen Christopher Buehler — Independent Non-Executive Director

Mr Buehler, 48, is the founder and managing member of Astra Ventures Investment Partners LLC, an investment management and advisory business serving high-net-worth individuals and institutional accounts, a role he has held since January 2020. In that capacity he acts as an investment adviser and manager with executive responsibility for investment and advisory activities. His leadership of Astra Ventures Investment Partners LLC has been his principal occupation during the past five years.

Mr Buehler previously spent nearly a decade at Blackstone, where he served as Managing Director and Chief Operating Officer of a business initiative focused on high-net-worth investors, working across investments, portfolio management and strategic initiatives. Earlier in his career he held roles at Arthur Andersen and KPMG, including as a Senior Manager in assurance and advisory. Mr Buehler brings more than twenty-five years of experience across business operations and strategy, corporate acquisitions, and accounting and financial governance. He has substantial financial oversight expertise, including an understanding of generally accepted accounting principles, internal control over financial reporting and audit committee functions, gained through education and through experience supervising finance and accounting functions. He received a Master of Business Administration in Finance, Management and Strategy from the Kellogg School of Management at Northwestern University and holds a Bachelor of Business Administration and a Bachelor of Accountancy from Mississippi State University. He has held no directorships in publicly held companies in the past five years.

Jay Stephenson — Chief Financial Officer and Company Secretary

Mr Stephenson, 60, has served as Chief Financial Officer of the Company since July 2022. He served as a director of the Company until February 12, 2026.

He has been the owner and a director of Forest House Accountants and Advisors since September 2016. He served as Chief Financial Officer of Evolution Energy Minerals Limited from March 2024 to April 2025 and as a director of Wolfstar Group Corporate Advisory from August 2002 to September 2016. He has served as a non-executive director of Traka Resources Limited since July 2024, and served as a non-executive director of Stonehorse Energy Limited from July 2011 to June 2025, of Dragon Mountain Gold from February 2011 to June 2025, of Strategic Minerals Corp NL from August 2009 to March 2021, and as a director of Fiji Kava Limited from December 2018 to August 2020.

Mr Stephenson holds a Master of Business Administration from the Edinburgh Business School at Heriot-Watt University and is a Chartered Accountant, a Fellow of CPA Australia, a Fellow of the Governance Institute of Australia, a member of the Australian Institute of Company Directors, and a member of Chartered Professional Accountants and Certified Management Accountants in Canada.

Rohit Jhamb — Chief Business Officer

Mr Jhamb, 62, has served as Chief Business Officer of the Company since July 2025 and served as a director of the Company until February 12, 2026. He has been a senior commander of Air India since January 2023 and was joint general manager of Air India from January 2020 to January 2023. He remains an employee of Air India but no longer performs flight duties as a commander or any other duties for Air India. He is committed full time to his role with the Company, and the Board believes his employment with Air India does not restrict that role or give rise to any conflict.

Mr Jhamb has worked in the aviation industry for over three decades with a focus on technology and innovation, and for the past three years his primary focus has been the integration of unmanned aerial systems into the commercial market. His operational experience includes managing more than 100 employees at Air India in large-scale aeronautical integration platforms and unmanned aerial system operations. He is a pilot and has logged over 10,000 hours of commercial flying and unmanned aerial system operations domestically and internationally. He has been involved in all stages of farming in India, giving him direct experience of crop management which he applies to the Group’s aerial approach to agricultural management.

Mr Jhamb holds a Higher Secondary Certificate and an Airline Transport Pilot License issued by the Directorate General of Civil Aviation, India, with type ratings on Airbus and Boeing wide-body commercial aircraft.

Samir Pandey — Chief Strategy Officer

Mr Pandey, 44, has served as Chief Strategy Officer of the Company since April 1, 2026. He is a finance professional with over seventeen years of experience across corporate finance, entrepreneurship, mergers and acquisitions, and strategic advisory, and holds a Master of Business Administration from the University of Oxford.

Mr Pandey has worked on both the buy side and the sell side of the investment landscape, across corporate strategy, deal origination, private equity fundraising, structured finance and end-to-end merger and acquisition execution. During his entrepreneurial career he scaled a frozen desserts company from $1 million to $8 million in revenue within three years and exited to Cure Foods, an Indian food technology company. Over his career he has executed transactions exceeding $1.25 billion, including a number above $175 million, spanning private equity investments and exits, strategic acquisitions and debt raises.

Family Relationships

Ms Roni Laserson, Head of Investor Relations, is the spouse of Mr Natraj Balasubramanian, the Chief Executive Officer and a director. Her employment is described at Item 7.B. Other than that relationship, there are no family relationships among any of Braiin’s directors, executive officers or senior management. There is no arrangement or understanding with major shareholders, customers, suppliers or others under which any director or member of senior management was selected.

B. Compensation

As a foreign private issuer the Company is permitted to disclose compensation of directors and senior management on an aggregate basis, unless individual disclosure is required in its home jurisdiction or is otherwise publicly disclosed by the Company. The Company is not listed on the Australian Securities Exchange and the remuneration report requirements of section 300A of the Corporations Act 2001 (Cth) do not apply to it. Compensation is accordingly disclosed on an aggregate basis.

Compensation arrangements

The compensation arrangements of the directors and senior management in effect at the date of this annual report are summarized below.

Name	Annual base salary	Equity award	Other terms
Natraj Balasubramanian	$850,000	Restricted stock units with an aggregate grant date fair value of $3,000,000, vesting 25% on the first anniversary of grant and the remainder in equal quarterly installments over the following three years	Chief Executive Officer since 2022. Employment letter effective April 7, 2026 and executed April 8, 2026. No annual cash bonus for fiscal 2026. One-time transaction success fee of $850,000. Twelve months’ base salary on termination without Cause. Governed by the law of the State of New York.
Chetan (Neil) Saligrama	$1	None	Salary of $1 per year at his election. No service agreement.
Jay Stephenson	$275,000	Restricted stock units with an aggregate grant date fair value of $1,100,000, vesting 25% on the first anniversary of grant and the remainder in equal quarterly installments over the following three years	Total target compensation approximately $1,375,000. No annual cash bonus for fiscal 2026. Six months’ base salary on termination without Cause. Governed by the law of Western Australia.
Rohit Jhamb	$1	None	Salary of $1 per year at his election. No service agreement.
Samir Pandey	$130,000	To be determined by the Board or the Compensation Committee	No annual cash bonus for fiscal 2026. Six months’ base salary on termination without Cause. Governed by the law of India.
Stephen Christopher Buehler	–	$250,000 in equity, to be issued within a reasonable time following April 7, 2026 and vesting on the first anniversary of issuance	Expense reimbursement. Indemnification agreement and D&O insurance.
Dr Usha Chundru Murphy	–	$250,000 in equity, on the same terms	Expense reimbursement. Indemnification agreement and D&O insurance.
Ragur Kuppuswamy Padmanabhan	–	$250,000 in equity, on the same terms	Expense reimbursement. Indemnification agreement and D&O insurance.

Mr Saligrama and Mr Jhamb have each elected to receive a base salary of $1 per year. Mr Stephenson received no remuneration from the Group between July 1, 2025 and February 11, 2026 and was remunerated from February 12, 2026 under the employment letter described above.

The employment letter of Mr Balasubramanian is effective April 7, 2026 and was executed on April 8, 2026. In addition to base salary and the restricted stock unit award it provides for a one-time transaction-related success fee of $850,000 in recognition of his role in the direct listing, the acquisitions, the raising of approximately $24 million of debt and equity financing and related corporate activity. The timing and mechanics of payment are determined by the Board or the Compensation Committee, which may defer payment of all or part of the fee for up to eighteen months following the effective date and may pay it in installments having regard to the Company’s cash flow and financial condition. The letter also provides that the Company and Mr Balasubramanian will discuss in good faith, within four weeks of the effective date, whether to implement further compensation or benefit arrangements. Those discussions, and the timing and mechanics of payment of the success fee, have been deferred to be determined at a later date. At the date of this annual report no further compensation or benefit arrangements had been agreed or implemented, and no part of the success fee had been paid.

The three independent directors are each entitled to $250,000 in equity, giving an aggregate director equity award of $750,000. Together with the restricted stock unit awards described above, the aggregate equity committed by the Company but not yet granted at the date of this annual report is $5,150,000. None receives a cash fee. Their letters of appointment are dated April 7, 2026 (Dr Murphy and Mr Buehler) and April 8, 2026 (Mr Padmanabhan), and were countersigned on April 7, April 8 and April 15, 2026, respectively.

Aggregate compensation

	2026 $	2025$
Short-term employee benefits	658,874	283,243
Post-employment benefits	12,130	—
Other long-term benefits	—	—
Termination benefits	—	—
Share-based payments	—	—
Total	671,004	283,243

The figures above are the key management personnel compensation at Note 43 of the financial statements (2024: $97,033). In the comparative years Mr Balasubramanian was paid by the Group under contract and Mr Stephenson was paid as a contractor.

Pension, retirement and similar benefits

The Group contributes to statutory superannuation and equivalent arrangements in the jurisdictions in which it operates. The total amount set aside or accrued by the Group to provide pension, retirement or similar benefits for directors and senior management during the year was $12,130, being Australian superannuation guarantee contributions.

Service contracts

Mr Balasubramanian is employed at will under an employment letter governed by the law of the State of New York. On termination by the Company without Cause, other than for death or disability, he is entitled to accrued but unpaid base salary, reimbursement of unreimbursed business expenses and continued payment of his then-current base salary for twelve months following termination, subject to execution and non-revocation of a release of claims. He is subject to non-solicitation and non-competition restrictions for twelve months following termination and assigns to the Company all work product and intellectual property created in connection with his employment.

Mr Stephenson and Mr Pandey are each employed at will and are each entitled, on termination by the Company without Cause other than for death or disability, to accrued but unpaid base salary, reimbursement of unreimbursed business expenses and continued payment of base salary for six months following termination, subject to execution and non-revocation of a release of claims. Mr Stephenson is additionally entitled to accrued but unused annual leave as required under Australian law. “Cause” is defined in each agreement as fraud, dishonesty, wilful misconduct, material breach of Company policy or of the agreement, conviction of a felony, or material failure to perform duties following written notice and a reasonable opportunity to cure.

The letters of appointment of the independent directors provide for service at will until resignation or removal and contain no termination benefit. The treatment of any equity award on termination of board service is governed by the terms of the equity incentive plan and the applicable award agreement.

Mr Saligrama and Mr Jhamb do not have service agreements with the Company or any of its subsidiaries and are not entitled to any benefit on the termination of their employment.

C. Board Practices

Terms of office

The directors do not have fixed terms of office. Directors may be elected at each annual general meeting and, subject to any express contractual terms applicable to executive directors, serve until they retire, their office is automatically vacated, or they are removed by ordinary resolution of shareholders. A director’s office is automatically vacated if the director, among other things, ceases to be a director by virtue of the Corporations Act, becomes bankrupt or insolvent, becomes prohibited from being a director by reason of an order made under the Corporations Act, becomes of unsound mind, resigns by notice in writing to the Company, is removed by shareholders, or is absent for more than six months without the permission of the directors from meetings of the directors held during that period. Under clause 14.2 of the Company’s constitution, at each annual general meeting one-third of the directors, or if their number is not a multiple of three the number nearest to one-third (rounded upwards), retire by rotation and are eligible for re-election. The directors to retire are those who have been longest in office since their last election and, as between persons who became directors on the same day, those to retire are determined by lot. No director, other than a managing director, may hold office for more than three years, or beyond the third annual general meeting following his or her appointment, whichever is longer, without submitting for re-election. A managing director does not retire by rotation (clause 18.4), but if more than one managing director has been appointed, only one, nominated by the directors, is excluded from retirement by rotation. A director appointed by the Board to fill a casual vacancy or as an addition to the Board holds office only until the next annual general meeting and is then eligible for election (clause 14.4). The period during which each director has served is set out at Item 6.A.

Board composition and independence

The Board comprises five directors, of whom three are independent: Mr Padmanabhan, Dr Murphy and Mr Buehler. Mr Balasubramanian and Mr Saligrama hold executive office and are not independent. Each of the independent directors satisfies the requirements for an independent director within the meaning of the Nasdaq listing rules and the independence criteria in Rule 10A-3 under the Exchange Act.

The Company is incorporated under the laws of Australia. Its governing documents consist of its constitution, and it has implemented a corporate governance framework that the Company developed by reference to the practices of companies listed on the Australian Securities Exchange. The framework is not based on the guidelines of any particular body.

The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933. As a foreign private issuer, the Company is permitted to follow Australian corporate governance practice (“home country practice”) in lieu of certain corporate governance requirements of the Nasdaq listing rules, including the following:

●	The Company relies on an exemption from the Nasdaq requirement that independent directors meet regularly in executive sessions. The Corporations Act does not require the independent directors of an Australian company to hold such executive sessions.

●	The Company relies on an exemption from the Nasdaq requirement to disclose third-party director and director nominee compensation. The Corporations Act does not have a similar requirement.

●	The Company follows home country practice in lieu of the Nasdaq requirement to obtain shareholder approval for certain issuances of securities, including issuances of 20% or more of its outstanding ordinary shares and the establishment or material amendment of equity compensation arrangements. Under the Corporations Act and the Company’s constitution, the Board may issue shares without shareholder approval.

●	The Company follows home country practice in lieu of the Nasdaq requirements relating to the composition and charter of the compensation committee. The Corporations Act does not require an Australian company to maintain a compensation committee or prescribe its composition or charter.

The Company is also a “controlled company” within the meaning of the Nasdaq listing rules because Mr Balasubramanian, its founder and Chief Executive Officer, controls approximately 59.52% of the Company’s combined voting power. As a controlled company, the Company is permitted to elect not to comply with certain Nasdaq corporate governance requirements, including the requirements that a majority of the Board be independent and that the compensation and nominating and corporate governance committees be composed entirely of independent directors. Although the Company qualifies for these exemptions, it does not currently intend to rely on them.

Committees

Committee	Chair	Members	Meetings held in FY2026
Audit	Stephen Christopher Buehler	Mr Buehler, Dr Murphy, Mr Padmanabhan	1
Compensation	Dr Usha Chundru Murphy	Dr Murphy, Mr Padmanabhan	1
Nominating and Corporate Governance	Ragur Kuppuswamy Padmanabhan	Mr Padmanabhan, Dr Murphy, Mr Buehler	–

As a foreign private issuer, under the listing requirements and rules of Nasdaq, the Company is not required to have independent directors on its Board, except that its audit committee is required to consist fully of independent directors, subject to certain phase-in schedules.

In light of the Company’s size and nature, the Board considers that its current size is a cost-effective and practical method of directing and managing the Company. As the Company’s activities develop in size, nature and scope, the size of the Board, the formation of Board committees and the implementation of additional corporate governance policies and structures will be reviewed.

The audit committee oversees the Company’s accounting and financial reporting processes. Its responsibilities include appointing, retaining and determining the compensation of the independent auditors; approving audit services and pre-approving permitted non-audit services; discussing the scope and plan of the audit; reviewing at least annually the qualifications, performance and independence of the auditors; reviewing the auditors’ reports on critical accounting policies and practices and all other material written communications with management; resolving disagreements between management and the auditors on financial controls or financial reporting; reviewing and recommending all related party transactions to the Board, and reviewing and approving all changes to the Company’s related party transactions policy; reviewing the annual audited financial statements and the design, implementation, adequacy and effectiveness of internal controls; overseeing risks associated with financial matters; and establishing procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls and audit matters, including confidential anonymous submission by employees.

The audit committee charter also provides for the committee to oversee an internal audit function, including its appraisal, the appointment of its head and quarterly meetings with that person. The Company has not established an internal audit function, and those provisions of the charter will apply once one is established.

The compensation committee operates under a written charter and oversees the compensation of the Company’s executive officers and directors. It makes recommendations to the Board on the Company’s policy on executive compensation, determines the individual remuneration and benefits package of each executive director, and recommends and monitors the remuneration of senior management below board level as the Board directs.

The nominating and corporate governance committee operates under a written charter and oversees the nomination of the Company’s directors.

The Board expects to hold Board and Audit Committee meetings generally four times per year, with additional interim teleconference updates on an as-needed basis. The Compensation Committee and the Nominating and Corporate Governance Committee meet as often as necessary to discharge their responsibilities under their respective charters. Actions of the Board and of each committee may also be approved by written consent where permitted by applicable law and the Company’s governing documents.

All three committees have been established. The memberships above are confirmed by the letters of appointment of the three independent directors, each of which records that director’s committee roles, and the three letters are mutually consistent: Mr Buehler chairs the Audit Committee and sits on the Nominating and Corporate Governance Committee; Dr Murphy chairs the Compensation Committee and sits on the Audit Committee and the Nominating and Corporate Governance Committee; and Mr Padmanabhan chairs the Nominating and Corporate Governance Committee and sits on the Audit Committee and the Compensation Committee.

Audit committee financial expert

The Board has determined that Stephen Christopher Buehler qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F and is independent within the meaning of the Nasdaq listing rules.

Mr Buehler is Chair of the Audit Committee. Each member of the Audit Committee is able to read and understand fundamental financial statements, as required by Nasdaq Rule 5605(c)(2)(A), and Mr Buehler has the financial sophistication described in that rule.

Indemnification and insurance

The Company has entered into an indemnification agreement with each director and officer, and each letter of appointment and employment letter provides for indemnification and for directors’ and officers’ liability insurance. Under those arrangements the Company indemnifies each director and officer against liabilities incurred in that capacity, and advances expenses, to the extent permitted by law.

Section 199A of the Corporations Act 2001 (Cth) prohibits a company from indemnifying a person against a liability owed to the company or a related body corporate, a liability for a pecuniary penalty order or a compensation order, or a liability owed to a third party that did not arise out of conduct in good faith. It also prohibits indemnity for legal costs in defending proceedings in which the person is found liable, in criminal proceedings in which the person is found guilty, or in proceedings brought by the Australian Securities and Investments Commission or a liquidator in which the court finds the person liable. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted, the Securities and Exchange Commission has expressed the view that such indemnification is against public policy and is therefore unenforceable.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Company’s code of conduct or any of its policies, or any unethical or questionable act or behavior, can be raised, the Board has adopted a whistleblower policy that requires the Company’s employees to promptly report any such violation or suspected violation. To ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the whistleblower policy contains procedures intended to facilitate confidential, anonymous submissions by employees.

D. Employees

The following table sets out the number of employees and of consultants and contractors of the Group at the end of each of the last three financial years, and the total of the two by geography.

	June 30, 2026	June 30, 2025	June 30, 2024
Employees	728	4	3
Consultants and contractors	64	21	15
Employees and contractors by geography
Australia	55	2	2
India	676	1	–
Singapore, Malaysia and the Philippines	21	–	–
United Kingdom	1	–	–
Oman and the United Arab Emirates	15	–	–
United States	4	1	1
Sri Lanka	20	21	15
Total employees and contractors	792	25	18

The Group has no employees represented by a labor union or covered by a collective bargaining agreement. Relations with employees are considered good.

The increase in the number of employees and contractors in fiscal 2026 reflects the acquisitions completed on February 12, 2026. At June 30, 2026 the acquired businesses accounted for 713 employees outside Australia, principally in India, and 9 employees and 44 contractors in Australia. The Group does not employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the beneficial ownership of ordinary shares by each director and member of senior management as at the date of this annual report.

Name	Ordinary shares	Percentage	Options or other rights
Natraj Balasubramanian	122,673,060	59.52%	–
Viswanatha Chetan (Neil) Saligrama	29,204,496	14.17%	–
Ragur Kuppuswamy Padmanabhan	56,188	0.03%	–
Dr Usha Chundru Murphy	–	–	–
Stephen Christopher Buehler	–	–	–
Jay Stephenson	637,908	0.31%	–
Rohit Jhamb	184,440	0.09%	–
Samir Pandey	–	–	–
All directors and senior management as a group	152,756,092	74.12%	–

Percentages are calculated on 206,088,228 ordinary shares on issue. Share numbers are stated after the 4:1 subdivision effected on November 10, 2025 and the 3:1 subdivision effected on April 28, 2026.

Equity incentive plan

The letters of appointment of the independent directors and the employment letters of Mr Stephenson and Mr Pandey each refer to awards being made under “the Company’s equity incentive plan, as may be adopted and amended from time to time”, and Mr Stephenson’s restricted stock unit award is expressed to be subject to approval by the Board or the Compensation Committee.

No equity incentive plan has been adopted at the date of this annual report. Accordingly, no equity award referred to above has been granted or issued, and no ordinary shares are subject to any option or other right at June 30, 2026.

The Company expects to adopt an equity incentive plan under which awards may be made to directors, officers, employees and consultants of the Group. Under the expected terms of the plan, awards may take the form of options, restricted share units, restricted shares or share appreciation rights. The maximum number of shares available for issue is 20,600,000 ordinary shares, increasing on July 1 of each year from 2027 to 2035 by the lesser of 5% of the ordinary shares then on issue and a smaller number determined by the Board. Awards to employees and officers will generally vest as to 25% after one year and quarterly over the following three years, and awards to non-executive directors after one year, subject to any performance conditions set by the Board. On cessation of employment, good leavers retain a pro rata portion of unvested awards, while unvested awards are forfeited on resignation or termination for cause. On a change of control, awards may be assumed or replaced by the acquirer, and vest in full if they are not assumed or if the participant’s employment is terminated without cause within 12 months after the change of control. Options and share appreciation rights have a maximum term of ten years, and the plan has a term of ten years. Awards are subject to the Company’s compensation recovery policy. The plan will be administered by the Board or the Compensation Committee. The awards agreed with directors and officers described above will be granted under the plan once it is adopted.

The Company has committed to equity awards of $750,000 in aggregate to the three independent directors, and expects to grant restricted stock unit awards with aggregate grant date fair values of $3,000,000 to Mr Balasubramanian, $1,100,000 to Mr Stephenson and $300,000 to Ms Roni Laserson, the Group’s Head of Investor Relations (see Item 7.B(e)), in each case once a plan is adopted. The total equity committed but not granted is $5,150,000.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets out information regarding the beneficial ownership of the Company’s ordinary shares as of October 21, 2026 by each person known to the Company to own beneficially 5% or more of the ordinary shares, and by each director and member of senior management. As of October 21, 2026, [206,088,228] ordinary shares were issued and outstanding.

Beneficial owner	Ordinary shares	Percentage
Natraj Balasubramanian	122,673,060	59.52%
Viswanatha Chetan (Neil) Saligrama(1)	29,204,496	14.17%
Jay Stephenson	637,908	0.31%
Ragur Kuppuswamy Padmanabhan	56,188	0.03%
Stephen Christopher Buehler	–	–
Dr Usha Chundru Murphy	–	–
Rohit Jhamb	184,440	0.09%
Samir Pandey	–	–
Gomazz Pty Ltd ATF Georgiou Family Trust	589,749	0.29%
All directors and senior management as a group	152,756,092	74.12%

(1)	Of Mr Saligrama’s 29,204,496 ordinary shares, 16,224,234 are held by Advaitha Pty Ltd, an entity associated with him, and 12,980,262 are held by him personally.

Changes in major shareholdings during the past three years

Immediately before completion of the acquisitions in February 2026, 134,616,087 ordinary shares were on issue, of which Mr Balasubramanian held 122,673,060, or approximately 91.1%, and Mr Saligrama beneficially held 884,976, or approximately 0.7%, issued to Advaitha Pty Ltd in a placement on September 1, 2025. Share numbers are stated after the 3:1 subdivision effected on April 28, 2026.

In February 2026, in connection with the acquisitions and the admission of the Company’s ordinary shares to trading on The Nasdaq Global Market, the Company issued 71,472,141 ordinary shares, comprising:

●	28,909,875 ordinary shares on completion of the acquisition of Connect Simple Pty Ltd, of which 15,339,258 were issued to Advaitha Pty Ltd, 12,980,262 to Mr Saligrama personally and 589,749 to Gomazz Pty Ltd as trustee for the Georgiou Family Trust. The remaining 606 shares (202 before the subdivision) arose from rounding in the allocation of the consideration shares among the vendors and have since been allocated to a shareholder that is not related to the vendors;

●	13,147,809 ordinary shares issued on February 12, 2026 to certain shareholders of VIS Networks Private Limited under a subscription agreement dated February 6, 2026; and

●	29,414,457 other ordinary shares, including ordinary shares issued to the vendors of Vega Global Technologies Pty Ltd and to advisers for services.

As a result, Mr Balasubramanian’s percentage ownership decreased from approximately 91.1% to 59.52%, and Mr Saligrama’s beneficial ownership increased from approximately 0.7% to 29,204,496 ordinary shares, or 14.17%. Other than as described above, there were no significant changes in the percentage ownership held by the Company’s major shareholders during the past three years.

Voting rights

The Company has a single class of ordinary shares and each ordinary share carries one vote. No major shareholder has voting rights different from those attaching to any other ordinary share.

Record holders in the United States

As of June 30, 2026, there were 543 holders of record of the Company’s ordinary shares, of which 4 were resident in the United States. Those holders held 137,815,742 ordinary shares, or approximately 66.8% of the ordinary shares outstanding, including the ordinary shares held by Mr Balasubramanian. One of those holders is Cede & Co., the nominee of The Depository Trust Company, which held 11,051,748 ordinary shares on behalf of beneficial owners whose shares are held in street name. Because many of those shares are held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or of where they reside.

Control

Mr Balasubramanian holds approximately 59.52% of the voting power of the Company and is accordingly able to determine the outcome of all matters requiring shareholder approval. The Company is a controlled company within the meaning of the Nasdaq corporate governance rules. The Company is not aware of any arrangement the operation of which may at a subsequent date result in a change in control.

B. Related Party Transactions

The following transactions with related parties occurred during the year ended June 30, 2026. Each was reviewed and approved by the Board of Directors, with Mr Saligrama recused from the deliberations and from voting on each transaction in which he was interested.

(a) Placement to Advaitha Pty Ltd — September 1, 2025

On September 1, 2025 the Company issued 73,748 ordinary shares to Advaitha Pty Ltd as trustee for the Advaitha Family Trust for A$4,509,999, being $3,000,069. Advaitha is a vehicle of the Saligrama Family Trust, the family trust of Mr Saligrama. The shares are 884,976 shares after the two subsequent subdivisions.

(b) Connect Simple restructuring and acquisition

On December 8, 2025 the Company entered into a Share Sale Agreement with Gomazz Pty Ltd as trustee for the Georgiou Family Trust, then the sole shareholder of Connect Simple Pty Ltd, to acquire 100% of the issued shares of Connect Simple.

Between execution of that agreement and settlement, a scrip-for-scrip restructure was implemented under Subdivision 124-M of the Income Tax Assessment Act 1997 (Cth). On January 28, 2026, under two roll-over agreements, Mr Saligrama transferred all of the issued shares in Connect Easy Ltd (United Kingdom company number 16514078) to Connect Simple in exchange for 2,200 newly issued ordinary shares in Connect Simple, and Advaitha transferred all of the issued shares in ConnectEasy Inc (United States, number 10198866) to Connect Simple in exchange for 2,600 newly issued ordinary shares in Connect Simple.

Following the restructure the register of Connect Simple was:

Shareholder	Shares	%	Relationship
Advaitha Pty Ltd ATF Advaitha Family Trust	2,600	53.06%	Saligrama Family Trust vehicle
Mr Viswanatha Chetan Saligrama personally	2,200	44.90%	Director and officer
Gomazz Pty Ltd ATF Georgiou Family Trust	100	2.04%	Entity associated with Chris Georgiou, Director of Connect Simple Pty Ltd
Total	4,900	100.00%

On settlement of the Connect Simple share sale agreement on February 12, 2026, 9,636,625 fully paid ordinary shares of the Company (28,909,875 ordinary shares after the 3:1 subdivision effected on April 28, 2026) were issued at the agreed reference price of $10.17 per share. Of those, 9,636,423 were issued in accordance with the post-restructure ownership, approximately 53.06% to Advaitha, 44.90% to Mr Saligrama personally and 2.04% to Gomazz, and the remaining 202 arose from rounding in that allocation and have since been allocated to a shareholder that is not related to the vendors. The consideration shares are subject to a twelve-month lock-up from the date of issue.

Following the restructure and immediately before settlement Mr Saligrama was the beneficial owner, directly and through Advaitha, of approximately 97.96% of Connect Simple. The restructure is accordingly a related party transaction within the meaning of Item 7.B.

(c) Note Purchase Agreement with Advaitha Pty Ltd

On March 11, 2025 the Company entered into a binding term sheet with TWCC VIC Pty Limited, an entity of the Saligrama Family Trust, for a secured non-convertible debenture facility of up to $14.4 million. On February 11, 2026, in substitution for that term sheet, the Company entered into a Note Purchase Agreement with Advaitha. The principal terms are:

Term	Position
Lender	Advaitha Pty Ltd as trustee for the Advaitha Family Trust

Effective date	February 11, 2026

Principal	$12,000,000, inclusive of original issue discount and transaction expense amount

Cash purchase price	$9,370,000, being $12,000,000 less an original issue discount of $2,600,000 and a transaction expense amount of $30,000, both deemed fully earned and non-refundable at closing

Use of proceeds	To fund the cash component of the VIS Networks acquisition and to refinance commercial property indebtedness of VIS Networks

Security	First-priority security interests over the assets of the Company, Raptor300 Inc, Braiin LLC, Connect Simple Pty Ltd and VIS Networks Private Limited; the intellectual property of those entities under an Intellectual Property Security Agreement; a pledge of equity interests in specified subsidiaries; and a guaranty from the subsidiaries

Coupon	Approximately 14% per annum

Tenor	Twelve months from Month 1 (March 2026), with principal amortization commencing in Month 10

(d) Deed of Variation and Set-Off

On March 12, 2026 the Company, Advaitha and Mr Saligrama as trustee for the Saligrama Family Trust entered into a Deed of Variation and Set-Off which:

●	removed the make-whole and non-circumvention provisions of the Note and all early repayment penalties, allowing prepayment in whole or in part at any time without premium, penalty or break cost;

●	capitalized a further advance of $200,000 from the Saligrama Family Trust into the principal, bringing the revised principal to $12,200,000;

●	replaced the repayment schedule with a Month 1 principal reduction of $2,600,000, monthly interest of $115,200 from Month 2, and amortization of the remaining $9,600,000 in Months 10 to 12, with total interest over the term of $1,267,200;

●	tightened the trigger thresholds, reducing the major trigger from 25% to 20% and the minor trigger from 10% to 5%; and

●	set off the $200,000 additional amount and an A$50,000 director’s loan against the $322,524.59 then outstanding under a separate promissory note dated March 20, 2025 issued by Braiin LLC to the Saligrama Family Trust and guaranteed by the Company, leaving a net $122,524.59 plus A$50,000 payable on or before March 31, 2026 in full and final satisfaction of that promissory note.

(e) Employment of Ms Roni Laserson

Ms Roni Laserson, the spouse of Mr Balasubramanian, is employed by the Group as Head of Investor Relations under an offer letter effective and executed on April 1, 2026. She reports to the Chief Operating Officer and not to the Chief Executive Officer. Her terms were approved and the letter was signed on behalf of the Company by Dr Usha Chundru Murphy in her capacity as Chair of the Compensation Committee and as an independent director.

Her annual base salary is $370,000. Note 42 of the financial statements records her remuneration for the year as $103,562, against $91,233 of base salary apportioned from April 1, 2026 on a daily basis; the difference of $12,329 is the portion of the sign-on bonus recognized in the year. She received a sign-on bonus of $50,000 payable within thirty days of the effective date and repayable in full if she ceases employment before April 1, 2027. She is not eligible for an annual cash bonus for fiscal 2026. The Company expects to grant her restricted stock units with an aggregate grant date fair value of $300,000, vesting 25% on the first anniversary of grant and the remainder in equal quarterly installments over the following three years, subject to approval by the Board or the Compensation Committee. On termination by the Company without Cause she is entitled to six months’ base salary. Her total target annual compensation opportunity is stated in the letter as approximately $670,000.

(f) Other related party transactions

The following further transactions with related parties occurred during the year, as recorded at Note 42 of the financial statements.

Interest of $345,600 was paid to Advaitha Pty Ltd. The carrying amount of the Advaitha Note Purchase Agreement at June 30, 2026 was $9,780,990. The promissory note dated March 20, 2025 was issued by Braiin LLC to the Saligrama Family Trust for an advance of $243,000 and was guaranteed by the Company. It was repayable at 120 percent of the amount advanced on June 1, 2025 or, if earlier, on completion of the Company’s proposed business combination, and amounts unpaid bore interest at 1 percent per month from July 1, 2025 and at 1.5 percent per month from July 30, 2025. It was unsecured. The largest amount outstanding under the note during the period from July 1, 2025 to the latest practicable date was $322,524.59, and it was satisfied in full on March 13, 2026 by the set-off and payment described under “(d) Deed of Variation and Set-Off” above, after which no amount remained outstanding. The A$50,000 director’s loan from Mr Saligrama was interest-free and was repaid on March 13, 2026. No amount was paid during the year to Forest House Pty Ltd, an entity associated with Mr Stephenson, which was paid $45,000 in the year ended June 30, 2025. Mr Stephenson served as Chief Financial Officer and Company Secretary throughout the year and received no remuneration for the period from July 1, 2025 to February 11, 2026. Between May 22, 2025 and June 30, 2026, Mirragin RAS Consulting Pty Ltd, which became a subsidiary of the Company on February 12, 2026, made advances to RELMS Business Services Pty Ltd and its subsidiary Defining Films Pty Ltd, entities associated with Mr Rob Sutton, a vendor of the Vega group and an officer of its subsidiaries, in contemplation of a proposed acquisition of Defining Films Pty Ltd that the Company has since decided not to pursue. The advances bore no interest before April 1, 2026 and from that date bear interest at the higher of 8.27 percent per annum and the benchmark rate published by the Australian Taxation Office for fringe benefits tax purposes. A$325,881 was outstanding at June 30, 2026. Under a Deed of Acknowledgment of Debt dated October 15, 2026, the borrowers acknowledged A$326,152.36 as owing, comprising advances of A$311,986.81 and accrued interest of A$14,165.55, repayable by June 30, 2028 and secured over 1,012,029 ordinary shares of the Company held by RELMS Consolidated Pty Ltd as trustee of the Sutton Family Trust. Other than those advances, no loans or guarantees were made by the Company or its subsidiaries to or for the benefit of any related party during the period from July 1, 2025 to the latest practicable date.

Approval

Each related party transaction described above was reviewed and approved by the Board of Directors, with Mr Saligrama recused from the deliberations and from voting on each such transaction. Under its charter the audit committee reviews and recommends all related party transactions to the Board for approval.

Policies and procedures for related party transactions

Under its charter the audit committee reviews and approves, or ratifies, transactions between the Group and a related party. In considering a transaction the committee has regard to the terms of the transaction, whether those terms are no less favorable to the Group than could be obtained from an unrelated party, the extent of the related party’s interest, and the purpose and benefit of the transaction to the Group.

A director who has a material personal interest in a matter must give notice of that interest under section 191 of the Corporations Act 2001 (Cth) and, unless the Act or the constitution permits otherwise, must not be present while the matter is considered by the Board or vote on it. The Company’s code of conduct addresses conflicts of interest and requires them to be disclosed.

Other than as described below, no material related party transactions have occurred, and none is presently proposed, in the period from July 1, 2026 to October 30, 2026, the latest practicable date. On November 3, 2026 the Company entered into a Deed of Extension with Advaitha Pty Ltd extending the maturity of the $9,600,000 of principal outstanding under the Advaitha Note Purchase Agreement by twelve months to February 11, 2028, with interest of $115,200 a month (14.4% per annum) and the principal repayable in three monthly instalments from December 11, 2027 to February 11, 2028, and a secured promissory note under which Advaitha Pty Ltd is to advance a further $10,200,000 to the Company on February 1, 2027, secured on the same terms as the Advaitha Note Purchase Agreement and bearing interest at 14.4% per annum, with the principal and accrued interest repayable on February 1, 2028, under which no amount had been drawn at the latest practicable date. The largest amount outstanding under the Advaitha Note Purchase Agreement during the period from July 1, 2025 to the latest practicable date was $12,200,000, and the amount outstanding at the latest practicable date was $9,600,000. The net amount of $122,524.59 and A$50,000 payable to the Saligrama Family Trust under the Deed of Variation and Set-Off was paid on March 13, 2026. Transactions with the Connect Simple vendors before the acquisition are described because Mr Saligrama was a director and officer of the Company when they were entered into.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal proceedings

As of the date of this annual report, neither the Company nor any of its subsidiaries is a party to any legal or arbitration proceedings, and no such proceedings are pending or, to the Company’s knowledge, threatened, that may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Export sales

Each Group entity sells to customers in the country in which it operates, and export sales do not constitute a significant portion of the Group’s revenue. The geographic analysis of revenue is set out at Item 4.B and at Note 6 to the financial statements.

Dividend policy

The Company has not declared or paid any dividend on its ordinary shares and does not expect to pay dividends in the foreseeable future. The Company currently intends to retain all available funds and any future earnings to fund the development and growth of its business and to meet its obligations. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Group’s results of operations, financial condition, contractual restrictions, capital requirements and such other factors as the Board considers relevant.

Under the Corporations Act 2001 (Cth) a company may pay a dividend only if its assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, the payment is fair and reasonable to the company’s shareholders as a whole, and the payment does not materially prejudice the company’s ability to pay its creditors.

The Company is a holding company and its ability to pay dividends depends in part on the receipt of dividends, loans and other payments from its subsidiaries. Under the Note Purchase Agreements with Streeterville Capital, LLC described at Item 10.C, the payment of any dividend or distribution to shareholders is a “Fundamental Transaction”, and entering into or completing a Fundamental Transaction without repaying the Streeterville notes in full is a trigger event. Accordingly, the Company is effectively prohibited from paying dividends while the notes remain outstanding. Following an event of default, Streeterville may collect dividends and distributions paid on the equity interests in Group entities pledged to it. The Advaitha Note Purchase Agreement does not contain any material restriction on the payment of dividends. Distributions by subsidiaries are also subject to the corporate law of their jurisdictions of incorporation, including solvency requirements and, in India, foreign exchange and dividend distribution rules.

B. Significant Changes

Except as disclosed under “Item 5.B. Liquidity and Capital Resources—Going concern and capital requirements” with respect to the Deed of Extension and the secured promissory note with Advaitha Pty Ltd dated November 3, 2026 and the loan agreements dated November 2 and November 4, 2026, and as otherwise disclosed in this annual report, no significant change has occurred since June 30, 2026.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company’s ordinary shares have been listed on The Nasdaq Global Market under the symbol “BRAI” since February 12, 2026; see Item 9.C. Before February 12, 2026 there was no public trading market for the ordinary shares, and there has been no significant trading suspension since listing.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s ordinary shares have been listed on the Nasdaq Global Market under the symbol “BRAI” since February 12, 2026. The ordinary shares are not listed on any other securities exchange.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Company is a public company limited by shares, registered in Western Australia under the Corporations Act 2001 (Cth) with Australian Company Number 660 713 093. The following is a summary of certain material provisions of its constitution and the Australian Corporations Act as they relate to the ordinary shares. The Company’s constitution does not limit its objects or purposes.

Ordinary shares

The Company has one class of shares on issue. Subject to the constitution and the Corporations Act, each shareholder present in person or by proxy at a general meeting has one vote on a show of hands and, on a poll, one vote for each fully paid ordinary share held. Holders are entitled to receive dividends when declared by the Board, and on a winding up to share in surplus assets in proportion to the capital paid up on their shares. The ordinary shares have no pre-emptive, redemption, sinking fund or conversion rights, and there is no liability to further capital calls in respect of fully paid shares.

Subject to applicable law, dividends that remain unclaimed for one year after declaration may be invested or otherwise used by the directors for the Company’s benefit until claimed (clause 22.9). The clause does not provide for automatic forfeiture after that year.

Variation of class rights

Rights attaching to a class of shares may be varied or cancelled by special resolution of the Company and either a special resolution passed at a meeting of the holders of that class or the written consent of holders of at least 75 percent of the shares of that class, in accordance with section 246B of the Corporations Act.

General meetings

The Company must hold an annual general meeting within five months after the end of each financial year. At least 28 days’ notice of a general meeting must be given to shareholders. A quorum is shareholders present in person, by proxy, attorney or representative holding in aggregate at least 33⅓ percent of the ordinary shares on issue (clause 13.1). An ordinary resolution requires a simple majority of votes cast and a special resolution requires at least 75 percent of votes cast. Shareholders holding at least 5 percent of the votes may requisition a general meeting.

Directors

The constitution provides for a minimum of three and a maximum of nine directors (clause 14.1). Directors are appointed by the shareholders in general meeting, and the Board may appoint a director to fill a casual vacancy or as an addition to the Board, in which case that director holds office until the next annual general meeting. At each annual general meeting one-third of the directors, other than a managing director and any director appointed by the Board since the last annual general meeting, retire by rotation and are eligible for re-election (clauses 14.2 and 18.4). The Board may exercise all powers of the Company that are not required by the Corporations Act or the constitution to be exercised by the Company in general meeting. A director who has a material personal interest in a matter must give notice of that interest under section 191 of the Corporations Act and, unless the Act or the constitution permits otherwise, must not be present while the matter is considered or vote on it.

Directors’ remuneration. The aggregate fixed annual remuneration of directors, excluding executive directors’ salaries, may not exceed the amount determined by shareholders in general meeting; the directors determine its allocation among themselves, or otherwise it is divided equally. Non-executive remuneration may not comprise a commission or percentage of profits or operating revenue, and executive remuneration may not comprise a commission or percentage of operating revenue (clause 14.7). The Board determines managing and executive directors’ remuneration, subject to clause 14.7 (clause 18.2).

Board quorum and qualifications. The quorum for a directors’ meeting is two directors present in person or by instantaneous communication device (clause 16.3). Directors are not required to hold shares (clause 14.10). The constitution does not impose a mandatory retirement age, although a retirement-benefit scheme may prescribe a retiring age (clause 15.5).

Borrowing powers. Subject to the Corporations Act and the constitution, the directors may borrow money, charge the Company’s property or business or its uncalled capital, issue debentures, and give security for a debt, liability or obligation of the Company or another person (clauses 15.1 and 15.2).

Changes in capital. Subject to the Corporations Act and applicable listing rules, the Company may by ordinary resolution consolidate or subdivide shares, issue shares and cancel shares not taken or agreed to be taken or that have been forfeited. The directors may implement those resolutions. Capital reductions are subject to the Corporations Act and applicable listing rules (clauses 10.1 and 10.2).

Transfer of shares

Shares may be transferred in any manner permitted by the Corporations Act and the constitution. The constitution was originally prepared in a form used by companies listed on the ASX, and its references to the ASX Listing Rules do not apply to the Company.

Takeovers and substantial holdings

Chapter 6 of the Corporations Act prohibits a person from acquiring a relevant interest in issued voting shares of the Company if, as a result, that person’s or another person’s voting power increases from 20 percent or below to more than 20 percent, or from a starting point above 20 percent and below 90 percent, unless an exception applies. The principal exceptions are acquisitions under a takeover bid, under a court-approved scheme of arrangement, with the approval of shareholders in general meeting, and acquisitions of not more than 3 percent in any six-month period. A person who begins to have, or ceases to have, a substantial holding of 5 percent or more of the voting shares, or whose substantial holding changes by 1 percent or more, must lodge a notice under section 671B. A bidder who acquires at least 90 percent may compulsorily acquire the remaining shares under Chapter 6A.

Foreign ownership

The Foreign Acquisitions and Takeovers Act 1975 (Cth) may require a foreign person to obtain prior approval before acquiring a substantial interest in the Company. Neither the constitution nor Australian law otherwise restricts the ownership of ordinary shares by non-residents, or their right to hold or vote those shares.

The constitution contains no provision that discriminates against any existing or prospective holder of ordinary shares as a result of that holder owning a substantial number of shares, and no provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring. The conditions in the constitution governing changes in capital are not more stringent than those required by the Corporations Act.

The Company’s share register is maintained by its share registry, VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, United States. Under section 173 of the Corporations Act, shareholders may inspect the register without charge, and other persons may inspect it on payment of a fee. Any person may request a copy of the register, which must be provided within seven days on payment of the prescribed fee. Under section 177, information obtained from the register may not be used to contact or send material to shareholders, except for purposes relevant to their holdings or approved by the Company.

Material differences between the rights of holders of ordinary shares under Australian law and the rights that would apply under United States law include the following:

●	Shareholders may bring a derivative action on behalf of the Company only with the leave of the court under Part 2F.1A of the Corporations Act.

●	Because the Company has more than 50 members, the takeover provisions of Chapter 6 of the Corporations Act apply. They generally prohibit a person from acquiring a relevant interest in more than 20% of the voting shares other than through a permitted method, such as a takeover bid or with shareholder approval.

●	Directors are elected and removed by ordinary resolution of shareholders. One-third of the directors retire by rotation at each annual general meeting.

C. Material Contracts

The following are the contracts, other than contracts entered into in the ordinary course of business, to which the Company or a subsidiary is a party and which were entered into in the two years preceding the date of this annual report.

Acquisitions. The share purchase agreements and heads of agreement dated December 4, 5, 8 and 10, 2025 in respect of VIS Networks Private Limited, VIS Global PTE Ltd, Vega Global Technologies Pty Ltd and Connect Simple Pty Ltd, each completed on February 12, 2026; the two scrip-for-scrip roll-over agreements dated January 28, 2026 made under Subdivision 124-M of the Income Tax Assessment Act 1997 (Cth); and the Deed of Acknowledgement dated March 27, 2026 between Vega Global Technologies Pty Ltd and Relms Consolidated Pty Ltd in respect of the Mirragin cash consideration. The acquisition parties, agreement dates, consideration and staged VIS ownership are described at Item 4.A, “Nasdaq direct listing and completion of the acquisitions”; the Connect Simple roll-over parties, exchanged securities, consideration allocation and lock-up are described at Item 7.B(b).

Financing. The Note Purchase Agreement with Advaitha Pty Ltd as trustee for the Advaitha Family Trust dated February 11, 2026 and the Deed of Variation and Set-Off dated March 12, 2026, together with the associated Security Agreement, Intellectual Property Security Agreement, Pledge Agreement and Guaranty; and the secured promissory notes issued to Streeterville Capital, LLC. The parties, date, principal, purchase price, use of proceeds, security, interest and repayment terms of the Advaitha facility and its March 12, 2026 variation are described at Item 7.B(c)–(d). The terms of the Streeterville notes and the related security documents are summarized below.

Secured Promissory Notes issued to Streeterville Capital, LLC

On February 10, 2026 and March 10, 2026, the Company entered into two Note Purchase Agreements (each, a “Note Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), under which the Company issued to Streeterville two Secured Promissory Notes (the “February Note” and the “March Note”, together the “Notes”). Closing of the February Note Purchase Agreement was conditional on the Company’s ordinary shares commencing trading on Nasdaq. Each financing was approved by resolutions of the Company’s board of directors. The principal financial terms of the Notes are as follows:

	February Note	March Note
Note Purchase Agreement dated	February 10, 2026	March 10, 2026
Note effective date	February 12, 2026	March 10, 2026
Original principal amount	US$7,115,000	US$2,190,000
Original issue discount	US$585,000	US$180,000
Transaction expense amount	US$30,000	US$10,000
Purchase price (cash proceeds)	US$6,500,000	US$2,000,000
Interest rate	9% per annum	9% per annum
Maturity	12 months after funding	12 months after funding

The original issue discount and transaction expense amount are included in the original principal amount of each Note and were fully earned and non-refundable at closing. Except as described below, the Notes and their related transaction documents are on substantially the same terms.

Interest, repayment and prepayment

Interest accrues on the outstanding balance of each Note at 9% per annum, computed on the basis of a 360-day year of twelve 30-day months and compounding daily. The outstanding balance, together with accrued interest, fees and charges, is payable in U.S. dollars on the date that is 12 months after the date on which Streeterville paid the purchase price. If any principal is prepaid, repaid, redeemed or accelerated before maturity for any reason, including voluntary prepayment, mandatory prepayment, acceleration, change of control, asset sale or refinancing, the Company must also pay an amount equal to the interest that would have accrued on that principal from the prepayment date to the maturity date (the “Make-Whole Amount”). The Company may not take any action whose primary purpose or reasonably foreseeable effect is to avoid or reduce the Make-Whole Amount.

Each time the Company receives funds from any fundraising or financing transaction, including warrant exercises, “at the market” offerings, equity lines of credit and debt financings, it must, within two trading days, prepay each Note by the lesser of 5% of the amount raised and the outstanding balance of that Note. Mandatory prepayments are subject to the Make-Whole Amount.

Security and guarantees

The Company’s obligations under each Note are secured by:

●	Security Agreement. A security agreement granted by the Company, Braiin LLC, Raptor300 Inc., Connect Simple Pty Ltd and VIS Networks Pvt. Ltd. over all of their present and after-acquired assets other than real property, including equity interests in subsidiaries, receivables, inventory, equipment, intellectual property, deposit accounts and investment property. The security interest is first-ranking and pari passu with secured debt disclosed to Streeterville before the date of the relevant agreement, which, for the March Note, includes the February Note.

●	Intellectual Property Security Agreement. A security interest granted by the same five entities over the patents, patent applications and trademarks listed in the agreement, comprising one issued U.S. patent and five pending U.S. patent applications, for recording with the United States Patent and Trademark Office.

●	Pledge Agreement. A pledge by the Company, Vega Global Technologies Pty Ltd, Raptor300 Inc. and VIS Networks Pvt. Ltd. of their equity interests in the 19 wholly-owned and partly-owned group entities listed in the agreement. The pledgors retain voting rights unless Streeterville forecloses. Following an event of default, Streeterville may collect dividends and distributions on, and sell, the pledged interests.

●	Guaranty. An absolute and unconditional guarantee of payment of all obligations under the transaction documents given by Connect Simple Pty Ltd, Vega Global Technologies Pty Ltd, Braiin LLC, Raptor300 Inc., Raptor300 (Pvt) Ltd., VIS Networks Pvt. Ltd., Nisus Australia Pty Ltd, Nisus Payroll Pty Ltd, Mirragin Consulting Pty Ltd, VIS Global Pte. Ltd, VISNET Global Sdn. Bhd., VIS Network UK Ltd, VIS Global Digital Solutions LLC, VIS Global Inc and Visnet Technologies LLC. While the guaranty is in force, the guarantors may not guarantee any other debt other than Permitted Debt (as defined below).

Under the March Note Purchase Agreement, within 30 days after completing any acquisition, the Company must cause each acquired entity to provide a guaranty, a security agreement and an intellectual property security agreement in substantially the same form as those described above, granting Streeterville a first-ranking security interest over the acquired entity’s assets, and must pledge (or cause the relevant subsidiary to pledge) its ownership interests in the acquired entity.

Under the security agreements, the grantors may not, without Streeterville’s consent, dispose of collateral other than inventory in the ordinary course of business, create liens other than Permitted Liens, or grant exclusive licences of their intellectual property. They must give Streeterville 15 days’ prior notice of any change of name or principal place of business and of the formation of any subsidiary.

Covenants

Until all obligations under the transaction documents are paid and performed in full, the Company must, among other things:

●	remain a reporting company under the Exchange Act and file all required reports on time;

●	maintain the listing of its ordinary shares on Nasdaq, the NYSE or NYSE American and ensure that trading in its ordinary shares is not suspended or halted;

●	not, without Streeterville’s consent, incur or guarantee any debt other than trade payables in the ordinary course of business, secured debt ranking pari passu with the Notes that Streeterville has consented to, purchase money security interests over equipment, and bank debt (including credit cards) that does not involve liens (together, “Permitted Debt”);

●	not, without Streeterville’s consent, issue securities with conversion or exercise prices that vary with the market price of its ordinary shares or are subject to reset, or issue securities in a Section 3(a)(9) exchange or Section 3(a)(10) settlement. Issuances under “at the market” facilities and primary offerings of ordinary shares or warrants without variable price mechanics are permitted;

●	not agree to any restriction on its ability to issue securities to, or enter into variable rate transactions with, Streeterville or its affiliates;

●	not, and not permit any subsidiary to, grant any lien over its assets other than Permitted Liens (as defined in the security agreements) without Streeterville’s consent; and

●	not permit any subsidiary to issue or transfer equity interests other than in Permitted Transactions (as defined below).

The February Note Purchase Agreement also requires the proceeds of the February Note to be used solely for working capital, general corporate purposes or acquisitions, with no more than US$1,250,000 applied to the repayment of third-party debt.

While the Notes are outstanding, if the Company issues any debt security on economic terms more favourable to the holder than those of the Notes, Streeterville may elect to have those terms incorporated into its transaction documents.

Trigger events and events of default

Trigger events under each Note include: (a) failure to pay any amount within one day of its due date; (b) to (f) the appointment of a receiver or trustee, insolvency, a general assignment for the benefit of creditors, or voluntary or involuntary bankruptcy proceedings; (g) entering into a definitive agreement for, or completing, a Fundamental Transaction without full repayment of the Note on closing; (h) breach of any covenant in the Note Purchase Agreement; (i) any other breach of the transaction documents not cured within five days; (j) any materially false or misleading representation or warranty; (k) a reverse share split without 20 trading days’ prior notice; (l) a judgment or similar process exceeding US$250,000 that is not vacated, bonded or stayed within 20 days; (m) the filing of a non-management supported preliminary proxy; and (n) breach of any other agreement with Streeterville or its affiliates, or of any financing agreement exceeding US$500,000 or other material agreement, not cured within five days after notice.

A “Fundamental Transaction” includes a merger or consolidation, a sale of all or substantially all assets, an acquisition by any person of more than 50% of the Company’s voting shares, a reorganisation or reclassification of the Company’s shares, a transfer of any material asset to a subsidiary or affiliate, and the payment of any dividend or distribution to shareholders. Acquisitions in which the Company retains majority control, and internal reorganisations among the Company, Braiin LLC, Connect Simple Pty Ltd, Raptor300 Inc. and VIS Networks Pvt. Ltd. that do not impair Streeterville’s security, are excluded (“Permitted Transactions”).

On the occurrence of a trigger event, Streeterville may increase the outstanding balance of the relevant Note by 20% for each trigger event under items (a) to (h) and by 5% for each other trigger event, in each case on up to two occasions. A trigger event becomes an event of default if it is not cured within five trading days after Streeterville’s notice, except that the events in items (b) to (f) are automatic events of default. Following an event of default, Streeterville may accelerate the Note, with the outstanding balance (after the increase described above) becoming immediately payable in cash, and may by notice charge default interest at the lesser of 22% per annum and the maximum rate permitted by law. Streeterville may also seek injunctive relief preventing the Company from issuing ordinary shares or preferred shares unless 50% of the gross proceeds are applied to the Note, and preventing completion of a Fundamental Transaction that does not provide for repayment of the Note on closing.

Other terms

The Notes and the related transaction documents are governed by the laws of the State of Utah, and disputes are subject to binding arbitration in Salt Lake County, Utah. Streeterville may assign the Notes and its rights under the transaction documents without the Company’s consent. The Company may not assign its obligations without Streeterville’s consent.

Listing and advisory. The engagement letter with Maxim Group LLC in connection with the direct listing, and the lock-up agreements entered into in connection with the listing. Pursuant to the Company’s engagement letter with Maxim, Maxim received shares equal to 1% of the Company’s fully diluted outstanding ordinary shares as of the engagement date and was entitled to a further 1% of issued and outstanding ordinary shares on completion of the direct listing and a $300,000 cash fee payable on the Company’s first financing transaction with Maxim of at least $5 million. Reasonable documented expenses are reimbursable, with a $25,000 cap on non-legal expenses absent Company authorization. For 18 months after the direct listing, the Company must offer to retain Maxim in the specified lead roles for certain offerings, placements and transactions involving parties introduced by Maxim. Of the 3,890,934 ordinary shares issued to Maxim, 3,740,934 are subject to a lock-up of 12 months from February 12, 2026, the date the Company’s ordinary shares commenced trading on The Nasdaq Global Market, and 150,000 are not subject to a lock-up.

Employment and appointment. The employment letters of the Chief Executive Officer, the Chief Financial Officer, the Chief Strategy Officer and the Head of Investor Relations; the letters of appointment of the independent non-executive directors; and the indemnification and insurance arrangements referred to in those letters.

D. Exchange Controls

Australia does not currently impose general exchange controls on the payment of dividends or interest, or on the remittance of capital, to non-residents. Payments to, and transactions with, certain countries, entities and persons are restricted under the Autonomous Sanctions Act 2011 (Cth), the Charter of the United Nations Act 1945 (Cth) and regulations made under those Acts. Cash transactions of A$10,000 or more and instructions for the international transfer of funds must be reported to the Australian Transaction Reports and Analysis Centre under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth). The acquisition of a substantial interest in the Company by a foreign person may require prior approval under the Foreign Acquisitions and Takeovers Act 1975 (Cth), but that Act does not restrict the payment of dividends or the remittance of sale proceeds.

E. Taxation

The following is a general summary of the material Australian and United States federal income tax consequences of the ownership and disposition of ordinary shares. It is not exhaustive, does not address the position of holders subject to special rules, and is not tax advice. Holders should consult their own advisers.

Australian taxation

Dividends. The Company has not paid dividends. An unfranked dividend paid to a non-resident shareholder is generally subject to Australian dividend withholding tax at 30 percent, reduced to 15 percent for a resident of the United States entitled to benefits under the Australia-United States double tax convention, and to 5 percent or nil in the circumstances specified in that convention. A dividend franked in full is exempt from dividend withholding tax, and the part of a dividend declared to be conduit foreign income is also exempt. The Company has not paid Australian income tax and does not presently have franking credits available, so any dividend paid in the near term is expected to be unfranked. The Company assumes responsibility for the withholding of Australian dividend withholding tax at source on dividends paid to holders of ordinary shares who are not residents of Australia, to the extent required by Australian law. No withholding tax is imposed on the fully franked portion of a dividend paid to a non-resident.

Disposal of shares. A non-resident shareholder is generally not subject to Australian capital gains tax on the disposal of ordinary shares unless the shares are taxable Australian property. Shares are taxable Australian property only if the shareholder, together with its associates, holds 10 percent or more of the Company’s shares (a non-portfolio interest) and more than 50 percent of the market value of the Company’s assets is attributable, directly or indirectly, to Australian real property, including leases of land and mining interests; or if the shares are used in carrying on a business through a permanent establishment in Australia. The Group’s Australian real property is not a principal part of its assets. A non-resident who is subject to capital gains tax is not entitled to the capital gains tax discount for gains accruing after May 8, 2012. A purchaser of shares that are taxable Australian property may be required to withhold 15 percent of the purchase price under the foreign resident capital gains withholding regime, which does not apply to on-market transactions on an approved stock exchange.

Stamp duty and estate duty. No Australian stamp duty is payable on the transfer of shares quoted on a recognized exchange, and Australia does not impose estate or inheritance duty.

United States federal income taxation

The following summary applies to a United States holder, being a beneficial owner of ordinary shares that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States, or an estate or trust whose income is subject to United States federal income tax regardless of its source, and that holds the ordinary shares as capital assets. It does not address holders that own, directly, indirectly or constructively, 10 percent or more of the Company’s shares by vote or value, or holders subject to special rules, including dealers, financial institutions, insurance companies, tax-exempt organizations, partnerships and persons holding ordinary shares as part of a straddle, hedge or conversion transaction.

Distributions. The gross amount of any distribution on the ordinary shares, including any Australian tax withheld, is taxable as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits as determined for United States federal income tax purposes. The Company does not intend to calculate its earnings and profits on that basis, and a United States holder should expect any distribution to be treated as a dividend. Dividends are not eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate United States holder may be qualified dividend income taxed at the preferential rates applicable to long-term capital gains if the Company is a qualified foreign corporation, which includes a corporation eligible for the benefits of the Australia-United States double tax convention or whose shares are readily tradable on an established securities market in the United States, if the Company is not a passive foreign investment company in the year of the distribution or the preceding year, and if holding period and other requirements are met. Dividends paid in Australian dollars are included in income at their United States dollar value on the date of receipt. Subject to applicable limitations, Australian tax withheld may be credited against United States federal income tax or deducted. Dividends are generally foreign-source passive category income for foreign tax credit purposes.

Sale or other disposition. A United States holder generally recognizes capital gain or loss on the sale or other disposition of ordinary shares equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares, each determined in United States dollars. The gain or loss is long-term if the shares have been held for more than one year, and long-term capital gain of a non-corporate United States holder is taxed at preferential rates. The deductibility of capital losses is subject to limitations. Gain or loss is generally United States-source for foreign tax credit purposes.

Medicare contribution tax. Certain non-corporate United States holders are subject to a 3.8 percent tax on net investment income, which includes dividends on, and gain from the disposition of, the ordinary shares.

Information reporting and backup withholding. Dividends on, and proceeds from the disposition of, the ordinary shares paid within the United States or through certain United States-related intermediaries may be subject to information reporting and to backup withholding unless the holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be credited against the holder’s United States federal income tax liability. Individuals and certain entities holding specified foreign financial assets, which may include the ordinary shares, with an aggregate value above prescribed thresholds must report them on Internal Revenue Service Form 8938.

Passive foreign investment company. A non-United States corporation is a passive foreign investment company for a taxable year if 75 percent or more of its gross income is passive income, or if 50 percent or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For these purposes the Company is treated as owning its proportionate share of the assets, and receiving its proportionate share of the income, of any corporation in which it owns 25 percent or more of the shares by value. Cash and investments in equity securities and mutual funds are passive assets, while goodwill and other intangible assets are generally treated as active to the extent attributable to activities that produce active income.

Since the acquisitions completed on February 12, 2026, substantially all of the Group’s gross income has been derived from the active conduct of its network infrastructure, systems integration, managed services, unmanned systems and telecommunications connection businesses, and substantially all of the value of its assets has been attributable to those businesses, including the goodwill recognized on the acquisitions. On that basis the Company does not believe that it was a passive foreign investment company for its taxable year ended June 30, 2026. The determination is made annually, depends on the composition of the Group’s income and assets and on the market value of its assets, which may be determined by reference to the market price of the ordinary shares, and is not free from doubt. No assurance can be given that the Company will not be a passive foreign investment company for any taxable year.

If the Company were a passive foreign investment company for any taxable year during which a United States holder held ordinary shares, gain on a disposition of the shares and any excess distribution would be allocated ratably over the holder’s holding period, the amounts allocated to prior years would be taxed at the highest rate in effect for each such year together with an interest charge, and dividends would not be qualified dividend income. A United States holder may mitigate those consequences by making a mark-to-market election, if the ordinary shares are regularly traded on a qualified exchange, or a qualified electing fund election, which requires the Company to provide information that it does not presently intend to provide. A United States holder of shares in a passive foreign investment company is generally required to file Internal Revenue Service Form 8621.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files annual reports on Form 20-F with, and furnishes reports on Form 6-K to, the United States Securities and Exchange Commission. Those filings are available on the Commission’s website at www.sec.gov. The Company also makes its filings available on its website at www.braiin.com. Information on that website does not form part of this annual report.

Copies of the Company’s constitution and of the contracts referred to at Item 10.C may be inspected at the Company’s registered office at 283 Rokeby Road, Subiaco, Western Australia 6008 during normal business hours.

As a foreign private issuer the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.

I. Subsidiary Information

See Item 4.C.

J. Annual Report to Security Holders

The Company’s shares are not quoted on any Australian securities exchange and are quoted only on The Nasdaq Global Market. As an Australian public company, the Company is nonetheless required by the Corporations Act to provide or make available to its shareholders each year an annual financial report, a directors’ report and an auditor’s report, and to lodge those reports with the Australian Securities and Investments Commission. Shareholders who have elected to receive the reports in hard copy or electronically are sent them in that form. For shareholders who have not made an election, the Company satisfies the requirement by making the reports readily accessible on its website at ir.braiin.com. The Company’s annual report for the year ended June 30, 2026 is prepared in English and will be furnished to the Securities and Exchange Commission on Form 6-K when it is made available to shareholders.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group is exposed to foreign currency risk, interest rate risk and equity price risk. Risk management is carried out by management under policies approved by the Board of Directors. The Group does not use derivative financial instruments to hedge these exposures.

Foreign currency risk

The Group operates through entities with nine functional currencies: the Australian dollar, the Indian rupee, the United States dollar, the Omani rial, the United Arab Emirates dirham, the Malaysian ringgit, the pound sterling, the Philippine peso and the euro. The financial statements are presented in United States dollars. The Group is exposed both to transactional risk on monetary balances denominated in currencies other than the functional currency of the entity holding them, and to translation risk on the net assets and results of foreign operations.

At June 30, 2026 the Group’s monetary assets and liabilities denominated in a currency other than the functional currency of the entity holding them were principally balances denominated in United States dollars held by the Company, whose functional currency is the Australian dollar, being the promissory notes and the deferred consideration, and smaller United States dollar balances held by Group entities whose functional currencies are the Indian rupee, the Philippine peso, the United Arab Emirates dirham and the Omani rial. The following table shows the effect on loss before tax and on equity of a 10 percent strengthening or weakening of each functional currency against the United States dollar, applied to the United States dollar monetary assets and liabilities held at June 30, 2026 by Group entities with that functional currency, with all other variables held constant. A positive amount is a decrease in the loss before tax and an increase in equity. No tax effect is recognized, so the effect on equity is equal to the effect on loss before tax.

$	Loss before tax — 10% stronger	Loss before tax — 10% weaker	Equity — 10% stronger	Equity — 10% weaker
Australian dollar	2,915,020	(2,915,020)	2,915,020	(2,915,020)
Indian rupee	(32,582)	32,582	(32,582)	32,582
Philippine peso	(4,683)	4,683	(4,683)	4,683
United Arab Emirates dirham	(659)	659	(659)	659
Omani rial	(174)	174	(174)	174
Total	2,876,922	(2,876,922)	2,876,922	(2,876,922)

The Group’s exposure to the euro, arising in VIS Global EU B.V., is not material, and a 10 percent change in the euro against the United States dollar would not have a material effect on loss before tax or equity.

The Group did not hedge its foreign currency exposure during the year and did not use currency derivatives.

Interest rate risk

The Streeterville promissory notes, the Advaitha Note Purchase Agreement and the convertible notes bear interest at fixed rates and are not exposed to cash flow interest rate risk. The Streeterville promissory notes bear a coupon of 9 percent per annum compounding daily, giving effective interest rates of 28.78 percent and 28.83 percent per annum; the Advaitha Note Purchase Agreement bears interest of $115,200 a month, being 14.4 percent per annum on the principal outstanding of $9,600,000; and the convertible notes bear interest at 10 percent per annum.

The short-term borrowings from banks of VIS Networks Private Limited of $2,252,236 at June 30, 2026, which bear interest at rates linked to the lender’s marginal cost of funds, and the loan against property from Kotak Mahindra Bank Limited of $1,965,820, which bears interest at the Reserve Bank of India repo rate plus 2.65 percent, are exposed to cash flow interest rate risk. The analysis below does not include the insurance premium funding and the loans from external parties, totalling $662,624. The following table shows the effect of a change in variable interest rates, assuming those borrowings were outstanding for a full year, with all other variables held constant.

Effect of a change in variable interest rates	Loss before tax $	Equity $
Increase of 100 basis points	(42,181)	(42,181)
Decrease of 100 basis points	42,181	42,181

The Group did not use interest rate derivatives during the year.

Equity price risk

The Group holds investments in equity securities and mutual funds measured at fair value through profit or loss of $804,266 at June 30, 2026. The investments are held by VIS Networks Private Limited as investments of surplus funds and are not held for trading. An increase or decrease of 10 percent in the quoted prices of those investments, with all other variables held constant, would decrease or increase the loss before tax by approximately $80,000.

The analysis above is presented in sensitivity analysis format. It measures the effect of hypothetical changes in exchange rates, interest rates and prices on the financial instruments held at June 30, 2026 and does not take account of changes in those instruments after that date, of the effect of exchange rates on the translation of the results and net assets of foreign operations other than through the equity column, or of any action management might take in response.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None. The Company’s registration statement on Form F-1 (Registration No. 333-291410) registered the resale of ordinary shares by selling shareholders, and the Company received no proceeds from the sale of those shares.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of June 30, 2026 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the financial position, financial performance and cash flows of the Group for each of the periods presented, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Management’s first report on internal control over financial reporting will be included in the Company’s annual report for a future period.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. The Company is an emerging growth company and is exempt from the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act.

Material weaknesses and ongoing remediation

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation and audit of our consolidated financial statements for the year ended June 30, 2026, the following material weaknesses in our internal control over financial reporting were identified:

(1) the Group’s internal control over financial reporting framework, including entity-level controls and financial close controls, was not adequately designed, formally documented, or consistently evidenced. These deficiencies affected the control environment, risk assessment, and monitoring activities and resulted in control gaps across key financial close processes, including account reconciliations, journal entry reviews, account analyses, and approval controls. Certain controls were incomplete or not performed timely, contributing to repeated year-end journal entry corrections;

(2) the Group lacks sufficient financial reporting resources with the appropriate experience to consistently meet applicable financial reporting, internal control, and reporting requirements, particularly across newly acquired entities. Limited staffing and lack of segregation of duties also result in significant reliance on the Chief Financial Officer and central finance team; and

(3) the Group has not fully integrated its expanded operations into a consistent internal control framework, resulting in gaps in the governance, information systems, monitoring activities, and oversight of acquired entities.

These material weaknesses include the two material weaknesses identified before the direct listing, which related to the lack of a formally implemented and documented system of internal control over financial reporting and the lack of sufficient accounting personnel with knowledge and experience of SEC and PCAOB reporting. The year ended June 30, 2026 was the Group’s first financial year as a consolidated group. The acquisitions completed on February 12, 2026, four and a half months before the year end, brought into the Group businesses in eleven countries, each with its own accounting systems, reporting calendar and local reporting framework, and the financial statements for the year were the first prepared and audited on a group basis.

During the year ended June 30, 2026 the acquisitions brought established accounting teams into the Group, we appointed additional finance personnel, and we engaged external advisers for technical accounting, the purchase price allocations for the acquisitions, the preparation of IFRS financial information for our Indian operations, and financial reporting and tax for our Australian entities. These measures were introduced during the year and the material weaknesses had not been remediated at June 30, 2026.

Our remediation plan for the year ending June 30, 2027, which is overseen by the audit committee, includes the following measures:

Framework and financial close (material weakness 1). We will design and document a Group-wide framework of internal control over financial reporting, including process narratives and risk and control matrices for each significant process. We will introduce a Group financial close calendar and checklist for the monthly, half-year and annual close; require balance sheet reconciliations and account analyses to be prepared and independently reviewed each month, with evidence of preparation and review retained; and adopt a journal entry policy that requires manual journals to be supported, and reviewed and approved by a person other than the preparer, with approval levels by value. Consolidation adjustments will be prepared from a standard reporting pack submitted by each entity and reviewed before the consolidation is finalized, so that corrections are identified during the close rather than at the year end.

Financial reporting resources (material weakness 2). We will recruit additional experienced financial reporting personnel at Group level, including a Group financial controller and a person with technical accounting and SEC reporting experience, and strengthen finance resources in the acquired entities where they are most limited. We will provide training in IFRS Accounting Standards, Group accounting policies and SEC reporting to the local finance teams, and continue to engage external advisers for complex technical accounting matters and SEC reporting. Where local teams are too small for full segregation of duties, we will introduce review controls performed at Group level, and we will document the delegation of finance responsibilities so that significant matters do not depend on the Chief Financial Officer alone.

Internal control across the expanded Group (material weakness 3). We will apply the Group accounting policies and controls to every subsidiary, including a defined process to bring newly acquired entities into the Group control framework. We will document and implement entity-level controls, including policies on authority limits and related party transactions, and the audit committee will receive regular reports on the status of remediation. We will design and implement general controls over the information systems that support financial reporting, covering user access, segregation of duties within those systems and change management, and we will assess the consolidation of the accounting systems used across the Group. To monitor the controls, management will perform periodic self-assessments and we will engage an external adviser to test the design and operating effectiveness of key controls, in preparation for management’s first report on internal control over financial reporting for the year ending June 30, 2027.

We expect to implement these measures during the year ending June 30, 2027. A material weakness will not be considered remediated until the applicable controls have operated for a sufficient period and management has concluded, through testing, that they are operating effectively. We cannot assure you that these measures will remediate the material weaknesses, or that further material weaknesses will not be identified, and the remediation will require additional cost and management time.

Changes in internal control over financial reporting

On February 12, 2026 the Company acquired the VIS group, the Vega group and Connect Simple Pty Ltd. Those acquisitions materially changed the scale and complexity of the Group’s financial reporting, bringing into the Group accounting systems, processes and personnel in eleven countries, and are a change that has materially affected internal control over financial reporting. Mr Stephenson has served as Chief Financial Officer since July 2022; his post-listing employment terms took effect on February 12, 2026. During the year the Group integrated the accounting teams of the acquired businesses, appointed additional finance personnel and engaged external advisers for technical accounting, the purchase price allocations, IFRS reporting for the Indian operations and Australian financial reporting and tax, as described above. There were no other changes in our internal control over financial reporting during the fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Stephen Christopher Buehler, the chair of the audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is independent within the meaning of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of conduct that applies to its directors, officers and employees, including the principal executive officer, the principal financial officer, the principal accounting officer and persons performing similar functions. The code is filed as an exhibit to this annual report and a copy is available on our website at www.braiin.com. The Company intends to satisfy the disclosure requirements under Item 16B of Form 20-F regarding waivers of or amendments to provisions of the code that apply to the principal executive officer, principal financial officer and principal accounting officer by posting such information on its website. No amendment to, and no waiver from, a provision of the code was granted during the year ended June 30, 2026.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal accountant fees

The following table sets out the fees billed by BDO Audit Pty Ltd, the Company’s principal accountant, and by member firms of BDO, for each of the two fiscal years shown.

$	Fiscal 2026	Fiscal 2025
Audit fees	468,880	201,871
Audit-related fees	–	–
Tax fees	–	–
All other fees	–	–
Total	468,880	201,871

Audit fees are the aggregate fees billed for the audit of the consolidated financial statements and for services normally provided in connection with statutory and regulatory filings. Audit-related fees are fees for assurance and related services that are reasonably related to the performance of the audit and are not reported as audit fees. Tax fees are fees for tax compliance, tax advice and tax planning. All other fees are fees for products and services other than those described above.

In addition, fees of $9,019 were billed in fiscal 2026 by other auditors of subsidiaries of the Group, which are not the principal accountant.

Audit committee pre-approval policies and procedures

The audit committee is responsible for the appointment, compensation and oversight of the work of the principal accountant. The audit committee was established on February 12, 2026. Since that date, under its charter, the audit committee has pre-approved all audit and permitted non-audit services to be performed by the principal accountant, either by approving the engagement before the service is provided or under policies and procedures adopted by the committee, in which case the committee is informed of each service. The committee considers whether the provision of any non-audit service is compatible with maintaining the independence of the principal accountant. Before February 12, 2026, including for all services provided in fiscal 2025, the engagement of the principal accountant and the services it provided were approved in advance by the Board of Directors. None of the services described above was approved in reliance on the de minimis exception in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, the Company is permitted to follow certain home country corporate governance practices in lieu of certain requirements of the Nasdaq listing rules. The Company relies on the following significant exemptions from the Nasdaq corporate governance standards:

●	Compensation committee. The Company follows home country practice in lieu of the Nasdaq requirements relating to the composition and charter of the compensation committee. The Corporations Act does not require an Australian company to maintain a compensation committee or prescribe its composition or charter. Each current member of the compensation committee is independent.

●	Shareholder approval. The Company follows home country practice in lieu of the Nasdaq requirement to obtain shareholder approval for certain issuances of securities, including issuances of 20% or more of its outstanding ordinary shares and the establishment or material amendment of equity compensation arrangements. Under the Corporations Act and the Company’s constitution, the Board may issue shares without shareholder approval.

●	Executive sessions. The Company follows home country practice in lieu of the Nasdaq requirement that independent directors have regularly scheduled meetings at which only independent directors are present. The Corporations Act does not require the independent directors of an Australian company to hold such executive sessions.

●	Director compensation disclosure. The Company follows home country practice in lieu of the Nasdaq requirement to disclose third-party director and director nominee compensation. The Corporations Act does not have a similar requirement.

The Company is a “controlled company” within the meaning of Nasdaq listing rules because Natraj Balasubramanian, its Chief Executive Officer and founder, controls approximately 59.52% of the Company’s total voting power. As a controlled company, the Company is not required to have a majority of its board of directors be independent or to have a compensation committee or nominating committee composed entirely of independent directors. Although the Company qualifies for these exemptions, it does not currently intend to rely on them.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of its securities by its directors, senior management and employees, which is designed to promote compliance with applicable insider trading laws, rules and regulations and with the listing standards of The Nasdaq Stock Market. A copy of the policy is filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

The Group operates network infrastructure, systems integration and managed services businesses, and conducts unmanned systems work for government, defense and critical infrastructure clients. Cybersecurity risk is accordingly a risk to the Group’s own information systems and to the services it delivers to clients. The Group’s processes for assessing, identifying and managing material risks from cybersecurity threats are managed in house by the information technology personnel of the Group and its operating businesses, who specialize in network infrastructure, systems integration and managed services, and are integrated into the Group’s overall risk management through reporting to the audit committee. The Group does not engage assessors, consultants, auditors or other third parties in connection with those processes. The Group uses third-party service providers, including cloud infrastructure providers such as Amazon Web Services, third-party artificial intelligence models and platforms, and contractors, partners and agents, and oversees cybersecurity risks associated with those providers through its information technology personnel, who assess the security practices and certifications of significant providers before engagement, rely on the contractual security commitments in their terms of service, restrict their access to the Group’s systems and data to what is required, and monitor their performance and any security notifications they issue. The risks to the Group from cybersecurity threats affecting its third-party service providers and partners, and from its reliance on third-party AI models, platforms and data, are described under “Item 3.D. Risk Factors—Risks relating to our business and industry—A cybersecurity incident could disrupt our operations and those of our customers” and “—Generative and agentic artificial intelligence in our products may produce inaccurate, biased or unintended outputs or actions and expose us to liability and reputational harm.”

Material effects of cybersecurity threats

The Group is not aware of any risk from cybersecurity threats, including as a result of any previous cybersecurity incident, that has materially affected or is reasonably likely to materially affect the Group, including its business strategy, results of operations or financial condition.

Governance

The Board of Directors oversees risks from cybersecurity threats through the audit committee, which receives reports from management on cybersecurity risks and any material incidents at its scheduled meetings and reports to the Board as required.

Management is responsible for assessing and managing the Group’s material risks from cybersecurity threats. That responsibility is led by the Chief Executive Officer, Mr Balasubramanian, who has more than twenty years of experience in information technology, including as founder and Chief Executive Officer of Clerysys Inc, a software as a service and information technology solutions provider, and of Raptor300 Inc. He is supported by the information technology leads of each operating business, who are responsible for the security of that business’s systems and the services it delivers to clients. They are informed about, and monitor, the prevention, detection, mitigation and remediation of cybersecurity incidents through internal reporting from the information technology personnel of the operating businesses. The Chief Executive Officer reports on cybersecurity risks and any material incidents to the audit committee, and through it to the Board.

Cybersecurity Incidents

During the fiscal year ended June 30, 2026, the Company did not experience any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiaries, together with the report of the independent registered public accounting firm, are filed as part of this annual report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit	Description
1.1	Constitution of Braiin Limited (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (File No. 333-291410), filed with the U.S. Securities and Exchange Commission on January 13, 2026).
2.1*	Description of securities registered under Section 12 of the Exchange Act
4.1*	Share Sale Agreement in respect of VIS Networks Private Limited dated February 11, 2026
4.2*	Subscription Agreement between VIS Global Pte. Ltd. and Braiin Limited dated February 11, 2026
4.3	Share Sale Agreement in respect of Connect Simple Pty Ltd dated December 8, 2025 (incorporated by reference to Exhibit 2.14 of our Registration Statement on Form F-1/A (File No. 333-291410), filed with the U.S. Securities and Exchange Commission on January 13, 2026).
4.4	Amended and Restated Binding Heads of Agreement with Vega Global Technologies Pty Ltd dated December 10, 2025 (incorporated by reference to Exhibit 2.1 of our Registration Statement on Form F-1/A (File No. 333-291410), filed with the U.S. Securities and Exchange Commission on January 13, 2026).
4.5	Restated Share Sale Agreement in respect of the Nisus companies dated December 5, 2025 (incorporated by reference to Exhibit 2.10 of our Registration Statement on Form F-1/A (File No. 333-291410), filed with the U.S. Securities and Exchange Commission on January 13, 2026).
4.6	Share Sale Agreement in respect of Mirragin RAS Consulting Pty Ltd dated December 5, 2025 (incorporated by reference to Exhibit 2.12 of our Registration Statement on Form F-1/A (File No. 333-291410), filed with the U.S. Securities and Exchange Commission on January 13, 2026).
4.7*	Note Purchase Agreement with Advaitha Pty Ltd dated February 11, 2026, with Secured Promissory Note
4.8*	Deed of Variation and Set-Off dated March 12, 2026
4.9*†	Form of director letter of appointment
4.10*†	Employment letter with Jay Stephenson executed April 7, 2026
4.11*†	Offer letter with Samir Pandey dated April 1, 2026
4.12*†	Employment letter with Natraj Balasubramanian effective April 7, 2026
4.13*†	Offer letter with Roni Laserson dated April 1, 2026
4.14*	Form of Deed of Indemnity, Insurance and Access
4.15*	Note Purchase Agreement with Streeterville Capital, LLC dated February 10, 2026
4.16*	Secured Promissory Note issued to Streeterville Capital, LLC effective February 12, 2026
4.17*	Note Purchase Agreement with Streeterville Capital, LLC dated March 10, 2026
4.18*	Secured Promissory Note issued to Streeterville Capital, LLC effective March 10, 2026
4.19*	Security Agreements in favor of Streeterville Capital, LLC dated February 12, 2026 and March 10, 2026
4.20*	Intellectual Property Security Agreements in favor of Streeterville Capital, LLC dated February 12, 2026 and March 10, 2026
4.21*	Pledge Agreements in favor of Streeterville Capital, LLC dated February 12, 2026 and March 10, 2026
4.22*	Guaranties in favor of Streeterville Capital, LLC dated February 12, 2026 and March 10, 2026
4.23*	Deed of Acknowledgement between Vega Global Technologies Pty Ltd and Relms Consolidated Pty Ltd dated March 27, 2026
4.24*	Subscription Agreement with certain shareholders and employees of VIS Networks Private Limited dated February 6, 2026
4.25*	Security Agreement, Intellectual Property Security Agreement, Pledge Agreement and Guaranty in favor of Advaitha Pty Ltd dated February 11, 2026
4.27*	Deed of Extension with Advaitha Pty Ltd dated November 3, 2026
4.28*	Secured Promissory Note issued to Advaitha Pty Ltd dated November 3, 2026
4.29*	Binding loan agreements dated November 2, 2026 and November 4, 2026
8.1*	List of subsidiaries
11.1*	Code of ethics
11.2*	Insider trading policy
12.1*	Certification of the principal executive officer under Rule 13a-14(a)
12.2*	Certification of the principal financial officer under Rule 13a-14(a)
13.1**	Certification of the principal executive officer under 18 U.S.C. Section 1350
13.2**	Certification of the principal financial officer under 18 U.S.C. Section 1350
97.1*	Compensation recovery policy
101*	Inline XBRL data files
104*	Cover page interactive data file

* Filed herewith.

** Furnished herewith.

† Management or compensatory agreement or arrangement.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAIIN LIMITED

Date: November 12, 2026	By:	/s/ Natraj Balasubramanian
	Name:	Natraj Balasubramanian
	Title:	Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Jay Stephenson
	Name:	Jay Stephenson
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

Braiin Limited and Controlled Entities

BRAIIN LIMITED AND CONTROLLED ENTITIES

ACN 660 713 093

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2026, 2025 AND 2024

(Expressed in United States dollars)

Braiin Limited and Controlled Entities

Braiin Limited and Controlled Entities

Tel: +61 2 9251 4100 Fax: +61 2 9240 9821 www.bdo.com.au	Parkline Place Level 25, 252 Pitt Street Sydney NSW 2000 Australia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Braiin Limited

Subiaco, Australia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Braiin Limited and its controlled entities (together, the ‘Group’) as of June 30, 2026 and 2025, the related consolidated statements of profit or loss and other comprehensive income, statement of changes in equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Audit Pty Ltd

We have served as the Group’s auditor since 2023.

Sydney, Australia

November 12, 2026

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

Braiin Limited and Controlled Entities

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2026

	Note	2026 USD	2025 USD	2024 USD
Revenue from contracts with customers	7	25,852,647	–	–
Other income	8	213,587	–	–
Cost of materials	9	(8,675,071)	–	–
Cost of services	9	(7,630,339)	–	–
Employee benefits expense	9	(8,521,383)	–	–
Professional services	9	(2,863,088)	(792,020)	(1,030,920)
Depreciation and amortisation expense	9	(186,173)	(113,370)	(148,313)
Share-based payments	10	(14,313,666)	–	–
Impairment losses on financial assets	9	(734,011)	–	–
Remeasurement of financial items	9	(941,199)	–	(175,386)
Net foreign exchange loss	9	(1,350,475)	(24,586)	(4,225)
Administrative and other expenses	9	(3,571,971)	(725,875)	(268,307)
Operating loss		(22,721,142)	(1,655,851)	(1,627,151)

Finance costs	11	(2,015,909)	(317,103)	(82,755)
Finance income	11	157,873	–	–
Share of profit of equity-accounted investments	27	36,688	–	–
Loss on loss of control of subsidiary		–	–	(5,469)
Loss before income tax		(24,542,490)	(1,972,954)	(1,715,375)
Income tax expense	12	(113,871)	–	–
Loss for the year		(24,656,361)	(1,972,954)	(1,715,375)

Loss for the year attributable to:
Owners of the parent		(24,366,196)	(1,972,954)	(1,715,375)
Non-controlling interests		(290,165)	–	–
		(24,656,361)	(1,972,954)	(1,715,375)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement gain on defined benefit obligations		11,797	–	–
Income tax relating to items that will not be reclassified		(2,969)	–	–
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(7,980,043)	19,896	19,967
Other comprehensive loss for the year, net of tax		(7,971,215)	19,896	19,967
Total comprehensive loss for the year		(32,627,576)	(1,953,058)	(1,695,408)

Total comprehensive loss attributable to:
Owners of the parent		(32,333,708)	(1,953,058)	(1,695,408)
Non-controlling interests		(293,868)	–	–

Loss per share (USD)
Basic loss per share	13	(0.1512)	(0.0149)	(0.0129)
Diluted loss per share	13	(0.1512)	(0.0149)	(0.0129)

The consolidated statement of profit or loss and other comprehensive income is to be read in conjunction with the accompanying notes.

Braiin Limited and Controlled Entities

Consolidated statement of financial position

As at 30 June 2026

	Note	2026 USD	2025 USD
ASSETS
Current assets
Cash and cash equivalents	14	5,667,180	110,779
Trade receivables	15	13,362,314	–
Unbilled receivables	16	1,097,268	–
Prepayments	17	9,398,012	2,904
Inventories	18	1,466,645	–
Other financial assets	19	2,901,867	36,005
Other non-financial assets	20	572,024	21,332
Current tax assets	12	80,828	–
Total current assets		34,546,138	171,020

Non-current assets
Property, plant and equipment	21	1,560,138	1,079
Investment property	22	3,845,538	–
Intangible assets	23	196,593	58,386
Right-of-use assets	24	347,950	63,518
Goodwill	25	228,990,580	–
Deferred tax assets	12	1,306,713	–
Non-current investments	27	847,167	–
Other financial assets	28	710,292	–
Other non-financial assets	29	4,452	–
Total non-current assets		237,809,423	122,983
Total assets		272,355,560	294,003

LIABILITIES
Current liabilities
Trade payables	30	9,152,649	595,849
Contract liabilities	31	10,062,615	588,000
Provisions	32	305,911	–
Current tax liabilities	12	658,052	–
Lease liabilities	24	104,714	17,760
Borrowings	33	23,331,928	3,618,446
Other financial liabilities	33	12,027,726	214,923
Other non-financial liabilities	34	942,299	–
Total current liabilities		56,585,894	5,034,978

Non-current liabilities
Lease liabilities	24	270,788	38,291
Provisions	32	409,150	–
Deferred tax liabilities	12	2,364	–
Borrowings	33	–	–
Other financial liabilities	33	4,049,447	–
Other non-financial liabilities	34	24,354	–
Total non-current liabilities		4,756,103	38,291
Total liabilities		61,341,997	5,073,269
NET ASSETS / (LIABILITIES)		211,013,563	(4,779,266)

EQUITY
Issued capital	35	248,296,532	3,641
Accumulated losses		(29,194,025)	(4,827,829)
Other components of equity	36	(7,922,590)	44,922
Equity attributable to owners of the parent		211,179,917	(4,779,266)
Non-controlling interests	38	(166,354)	–
Total equity		211,013,563	(4,779,266)

The consolidated statement of financial position is to be read in conjunction with the accompanying notes.

Braiin Limited and Controlled Entities

Consolidated statement of changes in equity

For the year ended 30 June 2026

	Issued capital USD	Accumulated losses USD	Other components of equity USD	Attributable to owners USD	NCI USD	Total equity USD
Year ended 30 June 2026
Balance at 1 July 2025	3,641	(4,827,829)	44,922	(4,779,266)	–	(4,779,266)
Loss for the year	–	(24,366,196)	–	(24,366,196)	(290,165)	(24,656,361)
Other comprehensive loss for the year	–	–	(7,967,512)	(7,967,512)	(3,703)	(7,971,215)
Total comprehensive loss for the year	–	(24,366,196)	(7,967,512)	(32,333,708)	(293,868)	(32,627,576)
Shares issued for cash on private placement	4,999,877	–	–	4,999,877	–	4,999,877
Shares issued on conversion of SAFE notes	3,287,991	–	–	3,287,991	–	3,287,991
Shares issued as consideration for acquisitions	180,610,575	–	–	180,610,575	–	180,610,575
Shares issued under the subscription agreement with shareholders and employees of VIS Networks Private Limited	44,571,073	–	–	44,571,073	–	44,571,073
Shares issued as share-based payments for services	14,823,375	–	–	14,823,375	–	14,823,375
Non-controlling interests arising on acquisitions	–	–	–	–	127,514	127,514
	248,296,532	(29,194,025)	(7,922,590)	211,179,917	(166,354)	211,013,563

Year ended 30 June 2025
Balance at 1 July 2024	3,641	(2,854,875)	25,026	(2,826,208)	–	(2,826,208)
Loss for the year	–	(1,972,954)	–	(1,972,954)	–	(1,972,954)
Other comprehensive income for the year	–	–	19,896	19,896	–	19,896
Total comprehensive loss for the year	–	(1,972,954)	19,896	(1,953,058)	–	(1,953,058)
Balance at 30 June 2025	3,641	(4,827,829)	44,922	(4,779,266)	–	(4,779,266)

Year ended 30 June 2024
Balance at 1 July 2023	3,641	(1,139,500)	5,059	(1,130,800)	–	(1,130,800)
Loss for the year	–	(1,715,375)	–	(1,715,375)	–	(1,715,375)
Other comprehensive income for the year	–	–	19,967	19,967	–	19,967
Total comprehensive loss for the year	–	(1,715,375)	19,967	(1,695,408)	–	(1,695,408)
Balance at 30 June 2024	3,641	(2,854,875)	25,026	(2,826,208)	–	(2,826,208)

The consolidated statement of changes in equity is to be read in conjunction with the accompanying notes.

Non-controlling interests arising on acquisitions are the non-controlling interests in the partly owned subsidiaries of VIS Global PTE Ltd and in Project Isidore Pty Ltd, measured at their proportionate share of the identifiable net assets of those subsidiaries at the acquisition date (Note 37). Closing total equity agrees to the consolidated statement of financial position.

Braiin Limited and Controlled Entities

Consolidated statements of cash flows

For the years ended 30 June 2026, 2025 and 2024

	Note	2026 USD	2025 USD	2024 USD
Cash flows from operating activities
Receipts from customers		33,401,342	120,000	468,000
Payments to suppliers and employees		(37,801,842)	(1,294,241)	(1,131,380)
Interest received		157,873	–	–
Cash used in operations		(4,242,627)	(1,174,241)	(663,380)
Income taxes paid		(389,762)	–	–
Net cash used in operating activities		(4,632,389)	(1,174,241)	(663,380)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	37	(9,156,879)	–	–
Purchases of property, plant, equipment and intangible assets	23	(160,953)	–	(885)
Investments, deposits and loans to external parties		(207,690)	(24,000)	–
Net cash used in investing activities		(9,525,522)	(24,000)	(885)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	35	4,999,877	–	–
Proceeds from borrowings	33	17,900,000	646,355	500,000
Repayment of borrowings	33	(2,190,392)	(10,000)	(69,805)
Promissory notes issued		–	–	(175,000)
Advances from / (repaid to) related parties	42	–	123,243	(189,800)
Principal element of lease payments	24	(66,655)	(18,910)	(1,569)
Interest paid	11	(868,589)	(29,082)	(43,490)
Net cash from financing activities		19,774,241	711,606	20,336

Net increase / (decrease) in cash and cash equivalents		5,616,330	(486,635)	(643,929)
Cash and cash equivalents at the beginning of the year		110,779	577,518	1,202,698
Effect of exchange rate changes on cash and cash equivalents		(59,929)	19,896	18,749
Cash and cash equivalents at the end of the year	14	5,667,180	110,779	577,518

Braiin Limited and Controlled Entities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 30 June 2026

1. Corporate information

Braiin Limited (the “Company” or “Braiin”) is a for-profit public company limited by shares, incorporated on 4 July 2022 and domiciled in Australia. Its registered office and principal place of business is 283 Rokeby Road, Subiaco, Western Australia 6008. These consolidated financial statements comprise the Company and its controlled entities (together, the “Group”).

The Group’s ordinary shares were admitted to quotation on The Nasdaq Global Market under the ticker BRAI on 12 February 2026. On that date the Group also completed the acquisition of four business groups — VIS Networks Private Limited and its subsidiaries, VIS Global PTE Ltd and its subsidiaries, Vega Global Technologies Pty Ltd and its subsidiaries, and Connect Simple Pty Ltd. The results of those businesses are included in these consolidated financial statements from 12 February 2026, being 139 days of the reporting period.

The Group’s activities span artificial intelligence and machine learning, robotics, unmanned systems, internet of things, network and communications infrastructure, and mission-critical enterprise software and hardware. Following the acquisitions the Group operates across Australia, India, Singapore, the United States, the United Kingdom, Malaysia, Oman, the United Arab Emirates and the Philippines.

These consolidated financial statements were authorised for issue by the Board of Directors on 5 November 2026.

2. Basis of preparation

2.1 Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. No reconciliation to accounting principles generally accepted in the United States is required or presented, the Group being a foreign private issuer reporting under IFRS Accounting Standards as issued by the IASB.

2.2 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for financial assets and financial liabilities measured at fair value through profit or loss, which are measured at fair value.

2.3 Functional and presentation currency

The functional currency of Braiin Limited is the Australian dollar. Each entity in the Group determines its own functional currency by reference to the primary economic environment in which it operates. These consolidated financial statements are presented in United States dollars, which is not the functional currency of the parent. The presentation currency was selected because the Group’s shares are quoted on The Nasdaq Global Market in United States dollars and the majority of the Group’s reporting and financing activity is conducted in that currency.

Results and financial position of each entity are translated into the presentation currency as follows: assets and liabilities at the closing rate at the reporting date; income and expenses at average rates for the period, or at the rate for the period from the date of acquisition for entities acquired during the year; and issued capital at historical rates. All resulting exchange differences are recognised in other comprehensive income and accumulated in the foreign currency translation reserve.

2.4 Exchange rates applied

Currency (per USD)	Opening 30 Jun 2025	Closing 30 Jun 2026	Average — full year	Average — 12 Feb to 30 Jun 2026
Australian dollar	0.6550	0.6869	0.6785	0.7080
Indian rupee	0.0117	0.0106	0.0110	0.0107
Singapore dollar / USD	1.0000	1.0000	1.0000	1.0000
Malaysian ringgit	0.2373	0.2457	0.2446	0.2516
Pound sterling	1.3729	1.3227	1.3420	1.3419
Omani rial	2.5974	2.5974	2.5975	2.5975
UAE dirham	0.2723	0.2723	0.2723	0.2723
Philippine peso	0.0178	0.0163	0.0170	0.0166

Entities acquired on 12 February 2026 are translated using the average rate for the 139 days from acquisition to 30 June 2026. Entities held throughout the year are translated at the full-year average rate.

Braiin Limited and Controlled Entities

2.4.1 Functional currency of each entity

The functional currency of each entity has been determined by reference to the currency of the primary economic environment in which it operates, being the currency that mainly influences its selling prices and its labour, material and other costs. The functional currencies are the Australian dollar for Braiin Limited, Connect Simple Pty Ltd, Vega Global Technologies Pty Ltd and its subsidiaries and VIS Global Pty Ltd; the United States dollar for Braiin LLC, Raptor300 Inc, VIS Global PTE Ltd and VIS Global Inc; the Indian rupee for VIS Networks Private Limited; the Malaysian ringgit for VISNET Global SDN BHD; the pound sterling for VIS Networks UK Limited; the Omani rial for VIS Global Digital Solutions LLC; the United Arab Emirates dirham for Visnet Technologies LLC; the Philippine peso for the Philippines branch of VIS Networks Private Limited; and the euro for VIS Global EU B.V.

VIS Global PTE Ltd is incorporated in Singapore but transacts, invoices, holds its cash and incurs its costs predominantly in United States dollars, and it operates as the holding and treasury company for the international VIS operations. Its functional currency is accordingly the United States dollar and not the Singapore dollar, and it is translated from a United States dollar reporting package with no further translation required.

2.5 Going concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the year ended 30 June 2026 the Group recorded a loss after tax of USD 24,656,361 and net cash outflow from operating activities of USD 4,632,389. At 30 June 2026 the Group held cash and cash equivalents of USD 5,667,180 and had net current liabilities of USD 22,039,756.

Since 30 June 2026 the Group has secured binding financing commitments of USD 24,200,000 and has extended the maturity of USD 9,600,000 of its existing borrowings (Note 45):

●	Loans of USD 14,000,000 from independent third-party lenders under two binding loan agreements. The lenders’ commitments are irrevocable and unconditional and are not subject to any condition precedent. Under an agreement dated 4 November 2026, USD 5,500,000 is to be advanced on 1 January 2027, with the principal and accrued interest repayable on 1 January 2028, and under an agreement dated 2 November 2026, USD 8,500,000 is to be advanced on 1 February 2027, with the principal and accrued interest repayable on 1 February 2028. The loans are unsecured and bear interest at 14.4 percent per annum.

●	A secured promissory note dated 3 November 2026 issued to Advaitha Pty Ltd as trustee for The Advaitha Family Trust, a related party, under which USD 10,200,000 is to be advanced to the Company on 1 February 2027. The note is secured on the same terms as the note purchase agreement dated 11 February 2026 and bears interest at 14.4 percent per annum, and the principal and accrued interest are repayable on 1 February 2028.

●	A deed of extension dated 3 November 2026 under which the maturity of the USD 9,600,000 of principal outstanding under the note purchase agreement with Advaitha Pty Ltd has been extended by twelve months, to 11 February 2028, with the principal repayable in three monthly instalments from December 2027 to February 2028. Interest of USD 115,200 a month continues to be payable monthly in arrears.

The new loans and the new note had not been drawn at the date these consolidated financial statements were authorised for issue. They are committed financing and are not included in cash and cash equivalents at 30 June 2026.

In assessing going concern the Directors have had regard to the following matters:

●	Cash flow forecasts prepared for the twelve months from the date on which these consolidated financial statements are authorised for issue, which model the Group’s operating cash generation across each reporting sub-group together with the committed financing described above.

●	Secured promissory notes issued to Streeterville Capital, LLC comprising a note of USD 7,115,000 dated 12 February 2026 maturing 12 February 2027 and a note of USD 2,190,000 dated 10 March 2026 maturing 10 March 2027, both bearing interest at 9 percent per annum compounding daily and both falling due within the assessment period, after the dates on which the committed financing is to be advanced.

●	The Group’s ability to raise further equity in addition to the committed financing, having completed a placement during the year and having access to the public market following the Nasdaq listing. Since 30 June 2026 the Company has entered into a term sheet for an equity facility.

●	The contracted revenue and order book of the acquired businesses, which are revenue-generating and cash-generating in their own right.

The Directors have concluded that the going concern basis of preparation is appropriate and that there is no material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern.

Braiin Limited and Controlled Entities

2.6 Basis of consolidation

Subsidiaries are all entities over which the Group has control. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date control is obtained until the date control ceases.

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full on consolidation. Accounting policies of subsidiaries are aligned with those of the Group.

Non-controlling interests in subsidiaries are identified separately from the Group’s interest and are presented within equity separately from equity attributable to owners of the parent. Non-controlling interests in an acquiree are measured at either fair value or the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets, the choice being made on an acquisition-by-acquisition basis.

2.7 Reverse acquisition of Raptor300 Inc

The acquisition of Raptor300 Inc by Braiin Limited on 26 July 2022 was accounted for as a reverse acquisition. Braiin Limited was not a business at that date, and accordingly the transaction was not a business combination within the scope of IFRS 3. Raptor300 Inc is treated as the accounting acquirer and Braiin Limited as the accounting acquiree. The consolidated financial statements are a continuation of the financial statements of Raptor300 Inc, adjusted to reflect the legal capital of Braiin Limited. Shares issued to the former shareholders of Raptor300 Inc as consideration for that acquisition are excluded from issued capital, as no funds were raised and the sole purpose of the issue was to route the ownership of Raptor300 Inc through Braiin Limited. Refer to Note 35.

2.8 Comparative information

Comparative figures have been reclassified from the presentation adopted in the financial report for the year ended 30 June 2025 to conform with the line-item structure adopted in the current year. The reclassifications do not change the reported loss, net assets, total equity or net change in cash of either comparative period. The principal reclassifications are as follows. In the statement of profit or loss, rent of USD 248,800 (2024: nil), previously presented separately, is included in administrative and other expenses, which are USD 725,875 (2024: USD 268,307); audit fees of USD 201,871 (2024: USD 232,454) and professional and legal fees of USD 590,149 (2024: USD 798,466) are presented together as professional services of USD 792,020 (2024: USD 1,030,920); interest expense of USD 317,103 (2024: USD 82,755) is presented as finance costs; and the loss on loan forgiveness of USD 175,386 in 2024 is presented within remeasurement of financial items. In the statement of financial position at 30 June 2025, trade and other receivables of USD 28,332 are presented as other non-financial assets (goods and services tax receivable, USD 21,332) and other financial assets (promissory note receivable, USD 7,000); loans of USD 3,367 and the deposit on premises of USD 25,638 are presented within other financial assets; trade and other payables of USD 796,207 are presented as trade payables of USD 595,849 and other financial liabilities of USD 200,358 (accrued expenses and other payables); unearned revenue of USD 588,000 is presented as contract liabilities; financial liabilities of USD 3,618,446 are presented as borrowings; and the related party loan of USD 14,565 is presented within other financial liabilities. In the statement of cash flows, interest paid of USD 3,418 in 2025 and USD 43,490 in 2024, previously presented within operating activities, is presented within financing activities together with the finance costs of USD 25,664 paid in 2025 that were already presented there, so that all interest paid is presented as a financing cash flow; and the deposit on premises of USD 24,000 paid in 2025 is presented within investments, deposits and loans to external parties.

3. Material accounting policy information

The accounting policies set out below have been applied consistently to all periods presented, except where the Group has adopted a new or amended standard.

Business combinations

The acquisition method is applied to business combinations. Consideration transferred is measured at the acquisition-date fair value of assets transferred, liabilities incurred and equity interests issued. Identifiable assets acquired and liabilities assumed are measured at acquisition-date fair value. Acquisition-related costs are expensed as incurred. Goodwill is measured as the excess of the consideration transferred, the amount of any non-controlling interest and the fair value of any previously held equity interest over the net identifiable assets acquired. Where the excess is negative, a bargain purchase gain is recognised in profit or loss after reassessment. Where the initial accounting is incomplete at the reporting date, provisional amounts are reported and adjusted during the measurement period, which does not exceed one year from the acquisition date.

Braiin Limited and Controlled Entities

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer. For each contract the Group identifies the performance obligations, determines the transaction price, allocates it to the performance obligations on a relative stand-alone selling price basis and recognises revenue as each performance obligation is satisfied. The Group’s principal revenue streams are as follows.

Sale of equipment and software licences. The VIS businesses sell networking, telecommunications and IT equipment and software licences, generally under purchase orders that specify each item. Each item delivered is a distinct performance obligation. Revenue is recognised at the point in time control transfers to the customer, which is on delivery or, where the contract provides for it, on acceptance. The Group acts as principal in sales of equipment: it obtains control of the equipment before it is transferred to the customer, is responsible for delivering it, bears inventory risk and sets the price, and revenue is presented gross. Third-party software licences and subscriptions are provided to the customer by the software publisher, and the Group acts as agent in arranging for them to be provided; revenue from them is presented net of the amount payable to the publisher (IFRS 15 paragraph B36). Where equipment is sold together with installation or maintenance, the transaction price is allocated to each element on the basis of its stand-alone selling price.

Annual maintenance and warranty support. The Group sells annual maintenance and warranty support under contracts with customers and recognises revenue over the applicable contract term as the stand-ready service is provided. The Group acts as principal because it controls the service before transfer to the customer, is responsible for fulfilling the customer contract and has discretion in establishing the customer price. Revenue is therefore recognised on a gross basis, with any related costs recognised in cost of services over the contract term.

Managed, professional and workforce services. The VIS businesses provide installation, integration and managed network services, and the Vega group provides technology consulting, workforce and payroll services. These services are performed over time as the customer receives the benefit. Where the Group has a right to invoice an amount that corresponds directly with the value of performance completed to date, such as time-and-materials and monthly service charges, revenue is recognised in the amount the Group has a right to invoice. Where Nisus Australia Pty Ltd engages contractors to provide services to its clients, it is responsible for the services and for paying the contractors, and acts as principal; revenue is the amount charged to the client and the contractor costs are recognised in cost of services. Where Nisus Payroll Pty Ltd administers the payment of wages to workers on behalf of its clients, it acts as agent; revenue is the fee to which it is entitled, and the wages and withholding amounts paid on behalf of clients are not included in revenue.

Telecommunications connection services. Connect Simple Pty Ltd earns commissions from telecommunications carriers and energy retailers for arranging connections for customers. It does not control the connection services before they are transferred and acts as agent, recognising as revenue the commission to which it is entitled from the carrier or retailer when the connection is made. Commissions payable by Connect Simple to referral partners are recognised in cost of services.

Amounts invoiced or received before the related performance obligation is satisfied are recognised as contract liabilities. Amounts for which the Group has a right to consideration for performance completed but which have not been invoiced are recognised as unbilled receivables. Payment terms are generally between 30 and 90 days, and the Group’s contracts do not include a significant financing component.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at the rate at the date of the transaction. Monetary items denominated in foreign currencies are retranslated at the closing rate. Non-monetary items measured at historical cost are not retranslated. Exchange differences are recognised in profit or loss, except for differences arising on the translation of foreign operations, which are recognised in other comprehensive income.

Income tax

Income tax expense comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the reporting date, together with any adjustment to tax payable in respect of previous years. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis to write off the cost of each asset over its estimated useful life. Useful lives and residual values are reviewed annually.

Braiin Limited and Controlled Entities

Investment property

Investment property comprises land and buildings held to earn rental income or for capital appreciation, or both, and not occupied by the Group. Investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Intangible assets

Intangible assets acquired separately are recognised at cost. Intangible assets acquired in a business combination are recognised at acquisition-date fair value. Software and related licences are amortised on a straight-line basis over their estimated useful lives from the date the asset is available for use. Useful lives and amortisation methods are reviewed annually.

Leases

At inception the Group assesses whether a contract is, or contains, a lease. A right-of-use asset and a corresponding lease liability are recognised at the commencement date. The lease liability is measured at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, where that rate cannot be readily determined, the incremental borrowing rate. The right-of-use asset is measured at cost, comprising the initial lease liability, lease payments made at or before commencement, initial direct costs and restoration obligations, less lease incentives received, and is depreciated over the shorter of the lease term and the useful life of the underlying asset. The Group applies the recognition exemptions for short-term leases and leases of low-value assets, recognising the associated payments as an expense on a straight-line basis over the lease term.

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Financial assets

Financial assets are classified at initial recognition as measured at amortised cost, at fair value through other comprehensive income, or at fair value through profit or loss, depending on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. Financial assets are initially measured at fair value plus, for assets not measured at fair value through profit or loss, directly attributable transaction costs. Financial assets are derecognised when the contractual rights to the cash flows expire or are transferred together with substantially all the risks and rewards of ownership.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost. For trade receivables, unbilled receivables and contract assets the Group applies the simplified approach and recognises lifetime expected credit losses from initial recognition, estimated using a provision matrix based on the Group’s historical credit loss experience adjusted for forward-looking factors. For other financial assets the loss allowance is measured at twelve-month expected credit losses unless there has been a significant increase in credit risk since initial recognition, in which case lifetime expected credit losses are recognised.

Financial liabilities

Financial liabilities are classified as measured at amortised cost or at fair value through profit or loss. Financial liabilities at amortised cost are initially measured at fair value net of directly attributable transaction costs and subsequently measured using the effective interest method. Financial liabilities are derecognised when the obligation is discharged, cancelled or expires.

Compound and hybrid instruments

Where a financial instrument contains an embedded derivative, the Group assesses whether the embedded derivative is closely related to the host contract. Embedded derivatives that are not closely related are separated and measured at fair value through profit or loss. Convertible notes, loan facilities and promissory notes issued by the Group are assessed on this basis.

Impairment of non-financial assets

At each reporting date the Group assesses whether there is any indication that a non-financial asset may be impaired. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually regardless of indicators. Where an indicator exists, the recoverable amount of the asset is estimated as the higher of fair value less costs of disposal and value in use. Where the asset does not generate independent cash inflows, recoverable amount is determined for the cash-generating unit to which it belongs.

Braiin Limited and Controlled Entities

Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated. Employee benefit provisions for wages, salaries, annual leave and long service leave are measured in accordance with IAS 19.

Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are recognised as a deduction from equity, net of tax.

Share-based payments

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received, or, where that fair value cannot be estimated reliably, by reference to the fair value of the equity instruments granted, measured at the date the goods or services are received. The corresponding credit is recognised in equity. Where the instruments vest immediately and no service period remains, the expense is recognised in full at the measurement date.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

4. Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ. Estimates and underlying assumptions are reviewed on an ongoing basis. The matters below have the most significant effect on the amounts recognised in these consolidated financial statements.

Accounting for the acquisitions of 12 February 2026

The acquisitions have been accounted for provisionally, because the purchase price allocations had not been finalised at the date these consolidated financial statements were authorised for issue. The assets acquired and liabilities assumed are recognised at provisional amounts, being management’s best estimate of their fair values at 12 February 2026 on the information available. Those amounts start from the balance sheet of each acquired entity at 12 February 2026 and are adjusted where that information showed that fair value differed from carrying amount. In particular, trade receivables are measured net of lifetime expected credit losses, with balances outstanding for more than 365 days provided in full; the investments of VIS Networks Private Limited in equity securities and mutual funds are measured at fair value; the work in progress of VIS Networks Private Limited, its advance billing from vendors on vendor invoices dated before 12 February 2026 or with no invoice date recorded, and its service stock held at Bangalore are measured at nil; employee entitlements, revenue cut-off and other accruals are brought up to 12 February 2026. The remaining assets and liabilities, principally monetary items, are recognised at their carrying amounts, which management has assessed as approximating fair value. No intangible assets have been recognised separately from goodwill other than software of USD 6,312 of the Mirragin group, because the identification and measurement of the intangible assets of the acquired businesses had not been completed. The principal judgements are the measurement of the ordinary shares issued as consideration at USD 10.17 per share, the price at which the Company last raised funds; the attribution of the remaining 20.30 percent of the VIS businesses to the owners of the parent rather than to non-controlling interests; whether, for financial reporting purposes, an amount in respect of the ordinary shares subscribed for in cash by shareholders and employees of VIS Networks Private Limited under a separate subscription agreement, which were not issued as consideration under the acquisition agreements, is attributed to the consideration for the VIS group; and the measurement of the non-controlling interests at their proportionate share of the identifiable net assets of the acquirees. Refer to Note 37.

Remaining 20.30 percent of the VIS businesses

The Group acquired 79.70 percent of VIS Networks Private Limited and of VIS Global PTE Ltd on 12 February 2026 and is unconditionally obliged to acquire, and the vendors to sell, the remaining 20.30 percent for fixed consideration of USD 7,200,000 and USD 4,800,000 payable twelve and twenty-four months after the acquisition date. The vendors remain the registered holders of that interest until it is transferred, but the returns attaching to it, including any distribution or return of capital, accrue to the Group from the acquisition date and the vendors’ entitlement is limited to the fixed consideration. Having regard to the terms of the share sale agreement and to legal advice from Steinepreis Paganin, the Group has concluded that the vendors have no present ownership interest in the returns or the residual net assets of the VIS businesses in respect of that interest. The whole of the VIS businesses is attributed to the owners of the parent, the consideration for the remaining 20.30 percent is recognised as deferred consideration, and no non-controlling interest is recognised in respect of it. Refer to Notes 33 and 38.

Braiin Limited and Controlled Entities

Subscription shares issued to shareholders and employees of VIS Networks Private Limited

On 6 February 2026, the Company entered into a separate subscription agreement with certain shareholders of VIS Networks Private Limited and persons to whom those shareholders directed part of their entitlement. Under the agreement, 4,382,603 ordinary shares were issued on 12 February 2026, the acquisition date.

The subscription agreement was separate from the agreements under which the VIS group was acquired and the shares were not legally issued as consideration under those agreements. However, because the subscription was available only to shareholders of the acquiree and persons designated by them, was completed concurrently with the acquisition and the economic benefit of the arrangement accrued to those persons, the Group determined that, for purposes of IFRS 3 acquisition accounting, the fair value attributable to the shares forms part of the consideration transferred for the VIS group.

The shares were measured at USD 10.17 per share, being the price at which an unrelated investor subscribed for shares immediately before the acquisition. Accordingly, USD 44,571,073 was attributed to consideration transferred for the VIS group. This accounting attribution does not alter the legal form or terms of the separate subscription agreement.

The shares vested on issue, and release from the lock-up, as to one half after twelve months and one half after twenty-four months, does not depend on continued employment (IFRS 3.B55(a)); the value, including that received by employees at the direction of the shareholders, is therefore not remuneration for post-combination services under IFRS 3.B54–B55, and no share-based payment expense arises (IFRS 2.5). The value was transferred to the subscribers as owners of the acquiree, or at the direction of those owners, and not as shareholders of the Company, and is not a distribution. Refer to Notes 35 and 37.

Identification of the acquirer

Judgement is required to identify the accounting acquirer in each transaction, particularly where consideration is settled in the Company’s own shares and where the transactions occurred contemporaneously with the Nasdaq listing.

Measurement of ordinary shares issued at USD 10.17 per share

The services received from consultants and advisers were agreed in exchange for a fixed number of ordinary shares, with no cash fee or cash alternative. The Group has concluded that the fair value of those services cannot be estimated reliably and has measured them by reference to the fair value of the shares issued, at USD 10.17 per share, the price at which an unrelated investor subscribed for shares for cash on 11 February 2026. Refer to Note 10.

All ordinary shares issued on 11 and 12 February 2026, as consideration for the acquisitions, under the subscription agreement with shareholders of VIS Networks Private Limited and for services, are measured at USD 10.17 per share. The Company’s shares were admitted to The Nasdaq Global Market by direct listing on 12 February 2026 and had no quoted price before that date. USD 10.17 is the price at which an unrelated investor subscribed for 196,638 shares for cash on 11 February 2026, the most recent transaction in the Company’s shares for cash. The consideration shares and the subscription shares are subject to lock-up arrangements of up to twenty-four months. The lock-ups are contractual undertakings given by the holders to the Company that would not pass to a market participant acquiring the shares; they are not a characteristic of the shares under IFRS 13.11, and no discount for lack of marketability has been applied. A price 10 percent lower would have reduced the consideration transferred and goodwill by USD 22,500,165, and the amounts recognised for services settled in shares by USD 1,482,338, with a corresponding reduction in issued capital.

Recoverability of deferred tax assets

Deferred tax assets are recognised only where it is probable that future taxable profits will be available. This requires an estimate of future taxable profits in each tax jurisdiction. Refer to Note 12.

Expected credit losses

The loss allowance on trade and unbilled receivables is estimated using a provision matrix informed by historical loss experience and forward-looking information. Refer to Notes 15 and 40.

Revenue recognition over time

Judgement is applied in determining whether performance obligations are satisfied over time or at a point in time, in identifying distinct performance obligations within bundled arrangements, and in measuring progress towards satisfaction of obligations recognised over time. For each of the Group’s material revenue streams the judgements are as follows.

Sale of equipment and software licences (VIS businesses). Each item specified in the purchase order is a distinct performance obligation satisfied at a point in time, when control passes to the customer on delivery or, where the contract requires it, on acceptance. Where equipment is sold with installation or maintenance, the transaction price is allocated to each element on the basis of its stand-alone selling price, and the installation and maintenance elements are recognised as described below.

Braiin Limited and Controlled Entities

Annual maintenance and warranty support (VIS businesses). The support is a stand-ready obligation from which the customer benefits evenly over the contract year, and revenue is recognised on a straight-line basis over that term. Amounts invoiced in advance for the current, following and earlier contract years are carried as contract liabilities until recognised (Note 31).

Installation, integration and managed network services (VIS businesses), and technology consulting and workforce services (Vega group). These services are satisfied over time because the customer receives and consumes the benefit as the Group performs. Progress is measured using the amount the Group has a right to invoice, as permitted by IFRS 15 paragraph B16, where that amount corresponds directly with the value to the customer of performance completed to date, as for time-and-materials arrangements, contractor hours and monthly service charges. Services performed but not yet invoiced at the reporting date are recognised as unbilled receivables.

Payroll administration services (Nisus Payroll Pty Ltd). The fee is recognised over time as each payroll is processed. Nisus Payroll acts as agent, and wages and withholding amounts paid on behalf of clients are not included in revenue.

Telecommunications connection services (Connect Simple Pty Ltd). The commission is recognised at the point in time the connection is made, which is when Connect Simple has satisfied its obligation to the carrier or retailer.

Principal versus agent

Judgement is required to determine whether the Group acts as principal or agent where another party is involved in providing goods or services to the customer, in particular for sales of equipment and software licences, for annual maintenance contracts supported by back-to-back cover from original equipment manufacturers, for contractor and payroll services, and for telecommunications and energy connections. The Group’s conclusions are set out in the revenue accounting policy in Note 3.

Lease term and incremental borrowing rate

Determining the lease term requires judgement as to whether extension options are reasonably certain to be exercised. Where the rate implicit in the lease is not readily determinable, the incremental borrowing rate is estimated by reference to what the Group would pay to borrow on similar terms.

Classification and measurement of promissory notes, loan facilities and SAFE instruments

The Group has issued instruments whose settlement depends on the occurrence of a listing or other liquidity event. Judgement is required to determine whether the instrument is a financial liability or equity, whether an embedded derivative requires separation, and how modifications to terms are accounted for.

Going concern

The assessment of the Group’s ability to continue as a going concern requires judgement about the timing and availability of future funding and about forecast operating cash flows. Refer to Note 2.5.

Impairment of non-financial assets

The identification of cash-generating units and the estimation of recoverable amount require significant judgement, particularly for the businesses acquired during the year. Refer to Note 26.

5. New and amended accounting standards

Standards adopted in the current year

The Group has applied all new and amended IFRS Accounting Standards effective for annual reporting periods beginning on 1 July 2025. Those relevant to the Group are the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates on lack of exchangeability, which introduce requirements for estimating a spot rate where a currency is not exchangeable into another currency, and the annual improvements to IFRS Accounting Standards — Volume 11. Neither had a material effect on the amounts recognised or the disclosures presented. The currencies in which the Group transacts were exchangeable throughout the period.

Standards issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements is effective for annual reporting periods beginning on or after 1 January 2027 and will apply to the Group from the year ending 30 June 2028. IFRS 18 replaces IAS 1 and introduces defined categories and required subtotals in the statement of profit or loss, requirements for disclosure of management-defined performance measures, and enhanced requirements for the aggregation and disaggregation of information. The Group is assessing the effect. The standard is expected to change the presentation of the statement of profit or loss and the related disclosures but is not expected to change the amounts recognised.

Braiin Limited and Controlled Entities

The Group has assessed the effect of IFRS 18 in the following areas. The statement of profit or loss will be reorganised into the operating, investing and financing categories defined by the standard, with the required operating profit and profit before financing and income tax subtotals presented. Finance costs and finance income, presently shown below operating loss, will fall within the financing category. The share of results of equity-accounted investments and income from investments in subsidiaries will fall within the investing category. Management-defined performance measures used in communications with investors will require disclosure in a single note with a reconciliation to the most directly comparable IFRS subtotal, and the Group is identifying which of the measures it presents fall within that definition. The enhanced aggregation and disaggregation requirements are expected to require further disaggregation of administrative and other expenses and of other financial liabilities. IFRS 18 will not change the amounts recognised, the Group’s net assets or its cash flows.

IFRS 19 Subsidiaries without Public Accountability: Disclosures is effective for annual reporting periods beginning on or after 1 January 2027. It permits an eligible subsidiary that does not have public accountability, and whose parent produces consolidated financial statements under IFRS Accounting Standards, to apply reduced disclosure requirements. It will not affect these consolidated financial statements.

The amendments to IFRS 9 and IFRS 7 on the classification and measurement of financial instruments, effective for annual reporting periods beginning on or after 1 January 2026, clarify the derecognition of financial liabilities settled through electronic payment systems and the assessment of contractual cash flow characteristics for instruments with contingent features. The Group is assessing whether the contingent features in its promissory notes, in particular the trigger event provisions described at Note 33, fall within the scope of the clarified guidance. No other standard or amendment issued but not yet effective is expected to have a material effect on the Group.

6. Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Board of Directors is identified as the chief operating decision maker and is responsible for allocating resources and assessing the performance of the operating segments.

Following the acquisitions completed on 12 February 2026 the Group is organised into four reportable segments, being the sub-groups on which internal reporting is prepared:

●	Braiin corporate — the parent entity, Braiin LLC and Raptor300 Inc, comprising the Group’s corporate, listing and financing functions and its drone and robotics operations.

●	VIS — VIS Networks Private Limited, providing network infrastructure, systems integration and managed services principally in India, and VIS Global PTE Ltd and its subsidiaries and branch in Malaysia, the United Kingdom, Oman, the United States, the United Arab Emirates, Australia and the Philippines. The VIS businesses were acquired together, are managed as one business and are reported to the chief operating decision maker as one segment, which is the level at which the goodwill of the VIS group is monitored and tested for impairment (Note 26).

●	Vega — Vega Global Technologies Pty Ltd and its subsidiaries, comprising the Mirragin and Nisus businesses, providing unmanned systems consulting, training and workforce services in Australia.

●	Connect Simple — Connect Simple Pty Ltd, providing telecommunications connection services in Australia.

Segment result — year ended 30 June 2026

USD	Braiin corporate	VIS (a)	Vega (a)	Connect Simple (a)	Total
Revenue	145,885	21,310,345	3,952,099	444,318	25,852,647
Other income	73,308	140,136	143	–	213,587
Depreciation and amortisation	(36,876)	(149,297)	–	–	(186,173)
Share-based payments	(14,134,589)	–	(179,077)	–	(14,313,666)
Listing and acquisition-related costs (b)	(3,640,118)	–	–	–	(3,640,118)
Other expenses	(4,506,751)	(22,744,894)	(3,005,061)	(390,713)	(30,647,419)
Operating profit / (loss)	(22,099,141)	(1,443,710)	768,104	53,605	(22,721,142)
Finance costs	(1,853,275)	(147,124)	(15,510)	–	(2,015,909)
Finance income	245	152,795	4,833	–	157,873
Share of profit of equity-accounted investments	–	36,688	–	–	36,688
Loss before income tax	(23,952,171)	(1,401,351)	757,427	53,605	(24,542,490)
Income tax (expense) / benefit	–	77,497	(191,368)	–	(113,871)
Profit / (loss) for the year	(23,952,171)	(1,323,854)	566,059	53,605	(24,656,361)

Braiin Limited and Controlled Entities

Segment assets and liabilities — as at 30 June 2026

USD	Braiin corporate	VIS (a)	Vega (a)	Connect Simple (a)	Total
Total assets	1,372,268	91,813,143	84,206,189	94,963,960	272,355,560
Current liabilities	27,121,010	27,998,920	1,156,706	309,258	56,585,894
Non-current liabilities	4,000,603	755,500	–	–	4,756,103
Total liabilities	31,121,613	28,754,420	1,156,706	309,258	61,341,997
Net assets / (liabilities)	(29,749,345)	63,058,723	83,049,483	94,654,702	211,013,563

(a)	VIS, Vega and Connect Simple were acquired on 12 February 2026, and their results cover the period from that date to 30 June 2026 only. Before the acquisitions the Group had a single operating segment, being the activities now reported as Braiin corporate, whose results are those of the Group as a whole for the years ended 30 June 2025 and 2024; no comparative segment information is therefore presented. The Braiin corporate segment covers the full year and includes the share-based payment charge and the professional and legal costs of the Nasdaq listing and the acquisitions. Goodwill is presented in the segment of the business acquired, and the total assets of the VIS, Vega and Connect Simple segments include the goodwill allocated to them. A breakdown of goodwill by cash-generating unit is set out in Note 25. The deferred consideration on the acquisition of the VIS group, and the related exchange differences, are presented within Braiin corporate.

(b)	The costs of the Nasdaq listing and of the acquisitions completed on 12 February 2026, including the acquisition-related legal costs of USD 1,621,226 (Note 37). They are included in professional services and in administrative and other expenses, and are material items of expense disclosed under IFRS 8 paragraph 23(f).

Revenue by geography

Revenue is presented below by the geographical location of the operations from which it is derived. The Company is domiciled in Australia.

	2026 USD	2025 USD
India	15,342,760	–
Singapore, Malaysia, Oman, the United Arab Emirates, the United Kingdom, the United States and the Philippines	5,967,585	–
Australia	4,542,302	–
	25,852,647	–

Non-current assets other than financial instruments and deferred tax assets are located as follows. Of those assets, the investment property and substantially all of the property, plant and equipment are located in India.

	2026 USD	2025 USD
Australia	176,042,319	59,465
India	54,736,142	–
United States	41,001	63,518
Oman	16,986	–
Singapore	12,850	–
Malaysia, the United Arab Emirates and the Philippines	3,838	–
	230,853,136	122,983

Major customers

Revenue of USD 2,961,548 was derived from Tech Mahindra Limited, a customer of the VIS segment, which contributed 10 percent or more of the Group’s revenue for the year. No other single customer contributed 10 percent or more of the Group’s revenue. The Group recognised no revenue in the years ended 30 June 2025 and 30 June 2024.

Braiin Limited and Controlled Entities

7. Revenue from contracts with customers

Disaggregation by type of good or service	2026 USD	2025 USD	2024 USD
Sale of equipment — the Group as principal	10,073,165	–	–
Software licences and subscriptions — the Group as agent, presented net	269,316	–	–
Annual maintenance and warranty support	5,461,976	–	–
Managed, professional and workforce services	9,603,872	–	–
Telecommunications connection services	444,318	–	–
	25,852,647	–	–

Timing of revenue recognition	2026 USD	2025 USD	2024 USD
Goods and services transferred at a point in time	10,786,799	–	–
Services transferred over time	15,065,848	–	–
	25,852,647	–	–

The Group recognised no revenue in the years ended 30 June 2025 and 30 June 2024. All revenue recognised in the current year arises from the businesses acquired on 12 February 2026 and covers the period from that date to 30 June 2026. Revenue from the sale of equipment, from software licences and subscriptions and from telecommunications connection services is recognised at a point in time; revenue from annual maintenance and warranty support and from managed, professional and workforce services is recognised over time. Revenue from third-party software licences and subscriptions is presented net of the amount payable to the publisher, the Group acting as agent (Note 3).

Contract liabilities of USD 10,062,615 at 30 June 2026 represent consideration received in advance of the satisfaction of performance obligations. Refer to Note 31.

8. Other income

	2026 USD	2025 USD	2024 USD
Miscellaneous income	191,775	–	–
Gain on disposal of non-current assets	21,812	–	–
	213,587	–	–

9. Expenses

Loss before income tax includes the following expenses.

(a) Cost of materials and cost of services

	2026 USD	2025 USD	2024 USD
Material related costs	(8,675,071)	–	–
Service related costs	(7,630,339)	–	–
	(16,305,410)	–	–

Cost of materials comprises the cost of equipment and other goods purchased for resale, including freight and duties, and the change in inventories. Cost of services comprises services purchased from third parties, including maintenance cover from original equipment manufacturers, subcontracted resources and contractors, and commissions. The salaries and related costs of the Group’s own employees, including those engaged in delivering services to customers, are included in employee benefits expense.

Braiin Limited and Controlled Entities

(b) Employee benefits expense

	2026 USD	2025 USD	2024 USD
Salaries and wages	(4,225,383)	–	–
Statutory contributions	(397,434)	–	–
Payroll taxes and duties	(887,011)	–	–
Other employee benefits	(3,011,555)	–	–
	(8,521,383)	–	–

(c) Professional services

	2026 USD	2025 USD	2024 USD
Accounting services	(318,188)	(581,610)	(753,272)
Audit and review fees	(477,899)	(201,871)	(232,454)
Legal services	(1,626,752)	(8,539)	(45,194)
Consulting services	(440,249)	–	–
	(2,863,088)	(792,020)	(1,030,920)

Legal services of USD 1,621,226 incurred by the parent entity are acquisition-related costs of the acquisitions completed on 12 February 2026 (Note 37).

Allocation of listing costs between profit or loss and equity

IAS 32 paragraph 37 requires the transaction costs of an equity transaction to be accounted for as a deduction from equity only to the extent that they are incremental costs directly attributable to the issue of new equity instruments. Costs that relate to the listing of shares already on issue, and costs that would have been incurred regardless of whether new shares were issued, are recognised in profit or loss.

The admission of the Company’s shares on 12 February 2026 was a direct listing. No new shares were issued to the public and no proceeds were raised on admission, and accordingly no underwriting, broking or placement fees were incurred in connection with it. The shares issued during the year for cash — the placement to Advaitha Pty Ltd, a related party (Note 42), on 1 September 2025 and to Jasmeet Singh, an unrelated third party, on 11 February 2026 — were privately placed and did not give rise to incremental costs beyond the amounts already reflected in those transactions. The costs of the listing were therefore incurred to admit existing shares to quotation rather than to issue new equity instruments, and no amount has been deducted from equity. The whole of the listing costs is recognised in profit or loss.

Acquisition-related costs of the business combinations completed on 12 February 2026 are recognised in profit or loss as incurred, as required by IFRS 3 paragraph 53, and are not included in the consideration transferred.

(d) Depreciation and amortisation

	2026 USD	2025 USD	2024 USD
Depreciation of property, plant and equipment and right-of-use assets	(155,948)	(83,145)	(148,313)
Amortisation of intangible assets	(30,225)	(30,225)	–
	(186,173)	(113,370)	(148,313)

(e) Remeasurement of financial items

	2026 USD	2025 USD	2024 USD
Net loss on financial instruments measured at fair value through profit or loss	(941,199)	–	–
Loss on forgiveness of loan	–	–	(175,386)
	(941,199)	–	(175,386)

The net loss on financial instruments measured at fair value through profit or loss of USD 941,199 comprises the loss of USD 987,972 on conversion of the Braiin LLC and Raptor300 Inc SAFE notes, less a net gain of USD 46,773 on other financial assets.

Depreciation of USD 155,948 comprises depreciation of property, plant and equipment of USD 119,118 (Note 21) and depreciation of right-of-use assets of USD 36,830 (Note 24).

Impairment losses on financial assets of USD 734,011 comprise impairment losses of USD 158,417 recognised by VIS Networks Private Limited and USD 575,594 recognised within the VIS international sub-group. They are presented separately on the face of the statement of profit or loss, as required by IAS 1 paragraph 82(ba). The project asset of Mirragin Project Isidore Pty Ltd was written down to nil at 12 February 2026, before the acquisition date, and the write-down is reflected in the identifiable net assets acquired (Note 37).

Net foreign exchange loss of USD 1,350,475 (2025: USD 24,586; 2024: USD 4,225) arises on monetary items denominated in currencies other than the functional currency of the Group entity concerned, and is presented separately on the face of the statement of profit or loss.

Braiin Limited and Controlled Entities

(f) Administrative and other expenses

	2026 USD	2025 USD	2024 USD
Telephone and internet	(11,399)	(3,805)	(1,451)
Bank charges	(15,919)	(4,347)	(5,166)
Insurance	(267,470)	(635)	–
Rent — short-term and low-value leases (Note 24)	(422,683)	(248,800)	–
Subscriptions and memberships	(97,080)	(9,795)	(17,228)
Commission and brokerage	(18,286)	–	–
Travel	(179,919)	(54,116)	(43,246)
Advertising and marketing	(61,382)	–	–
Statutory and regulatory fees	(539,845)	(980)	(1,616)
Information technology	(1,204)	–	–
Filing expenses	(10,090)	–	–
Other expenses	(1,946,694)	(403,397)	(199,600)
	(3,571,971)	(725,875)	(268,307)

Rent of USD 422,683 comprises payments on leases which qualify for the short-term and low-value recognition exemptions under IFRS 16, and variable payments not included in the measurement of lease liabilities. Refer to Note 24.

10. Share-based payments

During the year the Company issued ordinary shares to three counterparties in consideration for services received, and 17,699 of the ordinary shares issued for the acquisition of Mirragin RAS Consulting Pty Ltd were provided to the broker of the vendors for services in connection with that acquisition. All arrangements are equity-settled, were with non-employees, vested immediately on issue and carried no service or performance conditions.

Counterparty	Grant date	Shares issued	Restriction	Fair value per share (USD)	Total fair value (USD)
Uniqus Consultech Inc — purchase price allocation services	12 Feb 2026	84,306	12-month lock-up	10.17	857,392
Maxim Group LLC — go-public services (restricted tranche)	12 Feb 2026	1,296,978	6-month lock-up	10.17	13,190,266
Maxim Group LLC — go-public services (unrestricted tranche)	12 Feb 2026	50,000	None	10.17	508,500
Karmic Trading Pty Ltd, Shaishavkumar Patel and 5K Enterprises Pty Ltd — consulting services	12 Feb 2026	26,275	12-month lock-up	10.17	267,217
Broker of the vendors of Mirragin RAS Consulting Pty Ltd — services in connection with the acquisition (Note 37)	12 Feb 2026	17,699	As for the consideration shares	10.17	180,000
		1,475,258			15,003,375
Less: difference from translating the charge at the average rate for the year, recognised in the foreign currency translation reserve					(689,709)
Share-based payment expense recognised in profit or loss					14,313,666

Braiin Limited and Controlled Entities

Measurement

IFRS 2 paragraph 13 presumes that the fair value of services received from parties other than employees can be estimated reliably. The Group has rebutted that presumption. Each arrangement specified a number of shares rather than a price for the services; the services, being advice and support in connection with the listing and the acquisitions and purchase price allocation work, were bespoke to those transactions and have no observable market price; and no cash fee was quoted or agreed. The services have therefore been measured by reference to the fair value of the shares issued, at USD 10.17 per share, being the price at which an unrelated investor subscribed for 196,638 ordinary shares for cash consideration of USD 1,999,808 on 11 February 2026, the day before the Company’s shares were admitted to quotation on The Nasdaq Global Market.

No discount for lack of marketability has been applied, including to the tranches subject to a lock-up.

The share-based payment expense recognised in profit or loss for the year is USD 14,313,666, on the shares issued for services set out above. It includes AUD 252,950.88 (USD 180,000 at the acquisition date) in respect of the 17,699 ordinary shares issued for Mirragin RAS Consulting Pty Ltd and provided to the broker of the vendors, which is a cost of the Group arising on the acquisition date and is excluded from the consideration transferred (Note 37). The corresponding credit has been made directly to issued capital, no share-based payment reserve being required as the shares were fully issued and vested at the measurement date with no residual service period.

11. Finance costs and finance income

Finance costs

	2026 USD	2025 USD	2024 USD
Interest expense on borrowings and notes	(1,554,299)	(317,103)	(82,755)
Unwinding of the discount on deferred consideration	(445,940)	–	–
Other finance charges	(15,670)	–	–
	(2,015,909)	(317,103)	(82,755)

Finance income

	2026 USD	2025 USD	2024 USD
Interest income	157,873	–	–
	157,873	–	–

Interest expense includes amounts accruing on the promissory notes, loan facilities and convertible notes described in Note 33 and interest on lease liabilities described in Note 24. The unwinding of the discount on deferred consideration is the interest accruing at 12 percent per annum on the deferred consideration for the acquisition of VIS Networks Private Limited and VIS Global PTE Ltd (Note 33).

Interest on lease liabilities included in interest expense was USD 12,209 (2025: USD 3,282). Total interest expense on financial liabilities not measured at fair value through profit or loss, calculated using the effective interest method, was USD 1,868,595 (2025: USD 317,103; 2024: USD 82,755).

Interest paid in cash during the year was USD 868,589 (2025: USD 29,082; 2024: USD 43,490) and is presented within financing activities in the statement of cash flows.

12. Income tax

(a) Income tax expense

	2026 USD	2025 USD	2024 USD
Current tax expense	(432,192)	–	–
Current tax in respect of a prior year	(226,202)	–	–
Deferred tax benefit	544,523	–	–
	(113,871)	–	–

Braiin Limited and Controlled Entities

(b) Reconciliation of income tax expense to prima facie tax on accounting loss

	2026 USD	2025 USD	2024 USD
Loss before income tax	(24,542,490)	(1,972,954)	(1,715,375)
Prima facie tax benefit at the Australian corporate tax rate of 30% (2025 and 2024: 25%)	7,362,747	493,238	428,843
Tax effect of:
Share-based payments not deductible	(4,294,100)	–	–
Non-deductible expenses and other adjustments	(29,859)	–	–
Share of profit of equity-accounted investments, recognised net of tax	11,006	–	–
Effect of different tax rates in foreign jurisdictions	(341,576)	–	–
Current tax in respect of a prior year — VIS Networks Private Limited, Indian assessment year 2024-25	(226,202)	–	–
Current year tax losses not recognised	(2,683,655)	(371,095)	(428,843)
Temporary differences not recognised	(91,081)	(122,143)	–
Tax losses not previously recognised, utilised in the year	24,238	–	–
Difference between deferred tax recognised by the VIS entities and the tax effect of their results for the period	154,611	–	–
Income tax expense	(113,871)	–	–

Current tax assets of USD 80,828 (2025: nil) and current tax liabilities of USD 658,052 (2025: nil) at 30 June 2026 are amounts of income tax recoverable from and payable to tax authorities.

(c) Deferred tax

	2026 USD	2025 USD
Deferred tax assets	1,306,713	–
Deferred tax liabilities	(2,364)	–
Net deferred tax position	1,304,349	–

The deferred tax assets comprise tax losses of VIS Networks Private Limited of USD 622,848, deductible temporary differences of the VIS entities on the loss allowance on trade receivables of USD 580,369 and on employee benefit obligations of USD 15,196, and deductible temporary differences of VISNET Global Sdn Bhd of USD 12,924 and Visnet Technologies LLC of USD 20,730. The deferred tax liability of USD 2,364 relates to Visnet Technologies Pvt Ltd Corp and was raised in the period. Deferred tax assets of USD 764,224 were held by the acquired entities at 12 February 2026. No deferred tax has been recognised on fair value adjustments on the acquisitions of 12 February 2026, no fair value adjustments having been recognised pending completion of the purchase price allocations.

(d) Movement in deferred tax balances

USD	At 1 July 2025	Acquired in business combinations	Recognised in profit or loss	Recognised in other comprehensive income	Exchange differences and other movements	At 30 June 2026
Tax losses	–	186,788	450,265	(2,969)	(11,236)	622,848
Employee benefit obligations	–	124,298	(104,585)	–	(4,517)	15,196
Property, plant and equipment	–	–	–	–	–	–
Right-of-use assets and lease liabilities	–	–	–	–	–	–
Expected credit losses	–	418,948	146,159	–	15,262	580,369
Contract liabilities	–	–	–	–	–	–
Other	–	34,190	52,684	–	(938)	85,936
Net deferred tax asset	–	764,224	544,523	(2,969)	(1,429)	1,304,349

Braiin Limited and Controlled Entities

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profit will be available in the relevant jurisdictions against which the Group can use the benefits.

	2026 USD	2025 USD
Unused tax losses	5,614,050	1,570,104
Deductible temporary differences	2,286,397	488,572
	7,900,447	2,058,676

The unused tax losses are Australian tax losses, which do not expire under current tax legislation, subject to the continuity of ownership and similar business tests. The amounts are the gross tax losses and deductible temporary differences, translated at the closing rate.

(f) Global minimum top-up tax

The OECD Pillar Two model rules apply to multinational groups with annual consolidated revenue of EUR 750 million or more in at least two of the four preceding fiscal years. The Group’s consolidated revenue is below that threshold and the Group is not within the scope of the rules. No current tax in respect of Pillar Two income taxes has been recognised, and the Group applies the exception in IAS 12 paragraph 4A from recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

13. Loss per share

(a) Earnings used in calculating loss per share

	2026 USD	2025 USD	2024 USD
Loss for the year attributable to owners of the parent	(24,366,196)	(1,972,954)	(1,715,375)
Earnings used in calculating basic and diluted loss per share	(24,366,196)	(1,972,954)	(1,715,375)

(b) Weighted average number of ordinary shares

The Company undertook two share subdivisions during the year: a four-for-one subdivision on 10 November 2025 and a three-for-one subdivision on 28 April 2026. In accordance with IAS 33 the weighted average number of ordinary shares for all periods presented has been restated retrospectively for both subdivisions.

Share issue event	Date	Shares issued	Split factor	Days outstanding	Weighted average
Balance on issue at 1 July 2025	1 Jul 25	11,069,578	12	365	132,834,936
Shares issued to Advaitha Pty Ltd	1 Sep 25	73,748	12	303	734,651
Conversion of SAFE notes of Braiin LLC and Raptor300 Inc	12 Feb 26	326,820	3	139	373,381
Shares issued to Uniqus Consultech Inc for services	12 Feb 26	84,306	3	139	96,317
Shares issued to Karmic Trading and others for services	12 Feb 26	26,275	3	139	30,018
Shares issued to Jasmeet Singh on placement	11 Feb 26	196,638	3	140	226,268
Subscription shares issued to VIS shareholders	12 Feb 26	4,382,603	3	139	5,006,974
Shares issued to acquire Connect Simple Pty Ltd	12 Feb 26	9,636,625	3	139	11,009,514
Shares issued to acquire Mirragin RAS Consulting Pty Ltd	12 Feb 26	353,982	3	139	404,412
Shares issued to acquire Mirragin Project Isidore Pty Ltd	12 Feb 26	63,914	3	139	73,020
Shares issued to acquire Nisus Australia Pty Ltd	12 Feb 26	310,717	3	139	354,984
Shares issued to remaining shareholders of Vega Global Technologies Pty Ltd	12 Feb 26	7,393,914	3	139	8,447,294
Shares issued to Maxim Group LLC for services	12 Feb 26	1,346,978	3	139	1,538,876
Weighted average number of ordinary shares — 2026		206,088,228			161,130,644

	2026 USD	2025 USD	2024 USD
Weighted average number of ordinary shares — basic	161,130,644	132,834,936	132,834,936
Dilutive potential ordinary shares	–	–	–
Weighted average number of ordinary shares — diluted	161,130,644	132,834,936	132,834,936

Basic loss per share (USD)	(0.1512)	(0.0149)	(0.0129)
Diluted loss per share (USD)	(0.1512)	(0.0149)	(0.0129)

The only potential ordinary shares outstanding at 30 June 2026 are those that may be issued on conversion of the convertible note of USD 6,869 held by 5K Enterprises Pty Ltd (Note 33). There were no potential ordinary shares outstanding at 30 June 2025 or 30 June 2024 other than the convertible notes and SAFE instruments described at Note 33. Because the Group reported a loss in each period, potential ordinary shares are anti-dilutive and diluted loss per share equals basic loss per share.

Braiin Limited and Controlled Entities

14. Cash and cash equivalents

	2026 USD	2025 USD
Cash at bank	5,659,739	110,779
Cash on hand	7,441	–
Fixed deposits with original maturity of three months or less	–	–
	5,667,180	110,779

14.1 Reconciliation of loss before income tax to net cash used in operating activities

	2026 USD	2025 USD	2024 USD
Loss before income tax	(24,542,490)	(1,972,954)	(1,715,375)
Adjustments for:
Depreciation and amortisation	186,173	113,370	148,313
Share-based payments	14,313,666	–	–
Impairment losses on financial assets	734,011	–	175,000
Impairment losses on non-financial assets	–	–	–
Net loss on financial instruments at fair value through profit or loss	489,037	–	–
Loss on conversion of SAFE notes	452,161	–	–
Net foreign exchange loss	1,350,474	24,584	–
Finance costs	2,015,910	291,439	82,755
Finance income	(157,873)	–	–
Share of profit of equity-accounted investments	(36,688)	–	–
Operating loss before working capital changes	(5,195,619)	(1,543,561)	(1,309,307)
Changes in working capital, excluding balances acquired:
Trade and unbilled receivables	5,308,961	(10,834)	6,893
Prepayments	(1,968,223)	(2,904)	–
Inventories	29,639	–	–
Other financial assets	218,689	(1,597)	26,886
Other non-financial assets	87,027	–	–
Trade payables	(7,014,757)	264,655	144,148
Contract liabilities	2,239,734	120,000	468,000
Other financial liabilities	1,645,464	–	–
Provisions and employee benefit obligations	93,076	–	–
Other non-financial liabilities	155,509	–	–
Cash generated from / (used in) operations	(4,400,500)	(1,174,241)	(663,380)
Interest received	157,873	–	–
Income taxes paid	(389,762)	–	–
Net cash used in operating activities	(4,632,389)	(1,174,241)	(663,380)

Movements in working capital are stated after excluding the balances assumed on the acquisitions of 12 February 2026, so that working capital acquired with those businesses is not presented as an operating cash flow.

Braiin Limited and Controlled Entities

14.2 Non-cash investing and financing transactions

The following transactions did not involve cash and are excluded from the statement of cash flows in accordance with IAS 7 paragraph 43.

	2026 USD	2025 USD
Ordinary shares issued as consideration for the acquisition of subsidiaries	180,430,575	–
Ordinary shares subscribed for in cash by shareholders and employees of VIS Networks Private Limited, attributed to the acquisition for financial reporting purposes only	44,571,073	–
Ordinary shares issued in settlement of services received	14,823,375	–
Ordinary shares issued on conversion of SAFE notes	3,287,991	–
Deferred consideration recognised on the acquisition of VIS Networks Private Limited	10,255,102	–
Unwinding of the discount on deferred consideration	445,940	–
Right-of-use assets recognised on commencement of new leases	–	83,343
Interest accrued and capitalised into the carrying amount of borrowings	768,874	–

14.3 Reconciliation of liabilities arising from financing activities

USD	At 1 Jul 2025	Assumed on acquisition	Cash flows	Interest accrued	Exchange and other non-cash movements	At 30 Jun 2026
Promissory notes	1,443,925	–	16,020,181	768,874	210,052	18,443,032
Convertible notes	49,355	–	(42,486)	–	–	6,869
Loan facilities, insurance premium funding and other borrowings	195,499	5,572,201	(638,438)	–	(246,313)	4,882,949
Lease liabilities	56,051	380,527	(66,655)	–	5,579	375,502
SAFE notes	1,929,667	–	370,351	–	(2,300,018)	–

Proceeds from borrowings of USD 17,900,000 in the statement of cash flows comprise USD 8,500,000 received on the Streeterville notes (Note 33.1) and USD 9,400,000 received on the Advaitha note purchase agreement (Note 33.2). The additional amount of USD 200,000 added to the principal of the Advaitha note under the Deed of Variation and Set-Off was applied by set-off against the promissory note payable to the Saligrama Family Trust, involved no cash, and is excluded from both proceeds from and repayments of borrowings.

15. Trade receivables

	2026 USD	2025 USD
Trade receivables — gross	16,055,041	–
Loss allowance	(2,692,727)	–
	13,362,314	–

Trade receivables are high relative to the revenue recognised in the year because revenue is recognised only from 12 February 2026, while the balance includes receivables acquired on that date that remain outstanding, principally from government and banking customers of VIS Networks Private Limited, and amounts invoiced in advance under annual maintenance contracts, for which the corresponding consideration is recognised as a contract liability (Note 31).

The Group had no trade receivables at 30 June 2025. Trade and other receivables of USD 28,332 in the financial report for the year ended 30 June 2025 comprised goods and services tax receivable of USD 21,332 and a promissory note receivable of USD 7,000, which are presented within other non-financial assets (Note 20) and other financial assets (Note 19) respectively (Note 2.8).

Braiin Limited and Controlled Entities

16. Unbilled receivables

	2026 USD	2025 USD
Resource and managed services delivered but not yet billed — VIS India	605,203	–
Services delivered but not yet billed — VIS international sub-group	209,687	–
Accrued income receivable — Connect Simple, Vega group and VIS India sub-groups	282,378	–
	1,097,268	–

Unbilled receivables are contract assets representing the Group’s right to consideration for services performed before the reporting date where the right is conditional on something other than the passage of time, principally the completion of a billing cycle or the achievement of a contractual milestone. The VIS India balance arises on resource and managed service engagements billed monthly in arrears. The Vega balance arises on unmanned systems consulting and training engagements billed on completion of defined deliverables.

Amounts are transferred to trade receivables when the right to consideration becomes unconditional and an invoice is issued, which for substantially all of the balance occurs within one to two months of the reporting date. Unbilled receivables are measured at lifetime expected credit losses under the simplified approach. As they are invoiced within one to two months of the reporting date, their credit risk is assessed as equivalent to that of trade receivables in the up to 90 days band of the provision matrix (Note 40). Applying the loss rate of 2.99 percent for that band to the balance of USD 1,097,268 gives an expected credit loss of USD 32,780, which is not material, and no loss allowance has been recognised. The balances are expected to be recovered within twelve months.

17. Prepayments

	2026 USD	2025 USD
Advance annual maintenance contract costs — current contract year	4,303,446	–
Advance annual maintenance contract costs — following contract year	2,124,207	–
Advance annual maintenance contract costs — earlier contract years	1,054,293	–
Advance annual maintenance contract costs — VIS international sub-group	31,528	–
Advances to vendors for goods and services not yet delivered	831,498	–
Prepaid insurance	126,589	–
Other prepaid expenses	926,451	2,904
	9,398,012	2,904

Prepayments of USD 9,398,012 comprise USD 8,468,684 in the VIS India sub-group, USD 632,429 in the VIS international sub-group, USD 281,880 in the Braiin corporate sub-group and USD 15,018 in the Vega sub-group.

The largest component is the cost of annual maintenance and warranty support cover purchased from equipment vendors. The VIS businesses sell annual maintenance contracts to their customers and purchase matching back-to-back cover from the original equipment manufacturers, paying the vendor in advance for the contract term. The cost is carried as a prepayment and released to cost of services over the term of the cover, matching the release of the corresponding customer receipts held as contract liabilities at Note 31. The two balances therefore move together: advance maintenance costs of USD 7,481,946 are carried against contract liabilities of USD 8,792,391 in the same sub-group.

Advances to vendors of USD 831,498 represent amounts paid for equipment and services ordered against confirmed customer orders but not delivered at the reporting date. They are released to cost of materials or cost of services on delivery. The advance billing from vendors of VIS Networks Private Limited on vendor invoices dated before 12 February 2026, or with no invoice date recorded, was not recoverable and was measured at nil at the acquisition date (Note 37).

Braiin Limited and Controlled Entities

18. Inventories

	2026 USD	2025 USD
Telecom and networking equipment held for resale	642,885	–
Service and spare parts stock held at regional locations	188,200	–
Demonstration equipment	14,759	–
Hardware for which revenue has been deferred under IFRS 15 — VIS India	320,191	–
Inventories held in the VIS international sub-group	296,363	–
Other	4,247	–
	1,466,645	–

Inventories comprise telecom and networking equipment procured for resale to customers, service and spare parts held at the Bangalore, Mumbai, Hyderabad, Gurgaon, Chennai and Gujarat service locations to support annual maintenance obligations. Equipment is procured against confirmed customer orders rather than held for general stock, which limits the exposure to obsolescence. Demonstration equipment is held for customer evaluation and is transferred to cost of materials when sold or written down when withdrawn from use.

Inventories are measured at the lower of cost and net realisable value, cost being determined on a weighted average basis. No write-down to net realisable value was recognised during the period and no previous write-down was reversed. No inventories are pledged as security other than under the general security granted to Streeterville Capital, LLC described at Note 33.

The cost of inventories recognised as an expense during the period and included in cost of materials was USD 8,675,071 (2025: nil; 2024: nil).

19. Other financial assets — current

	2026 USD	2025 USD
Security deposits given	85,635	25,638
Loans to external parties	237,189	3,367
Promissory note receivable	–	7,000
Advances to employees	58,602	–
Branch balances receivable	–	–
Fixed deposits	868,685	–
Other receivables from related parties	10,891	–
Other receivables	1,640,865	–
	2,901,867	36,005

20. Other non-financial assets — current

	2026 USD	2025 USD
Formation expenses	526	–
Indirect taxes receivable	571,498	21,332
	572,024	21,332

Braiin Limited and Controlled Entities

21. Property, plant and equipment

USD	Plant and equipment	Computer equipment	Office equipment	Furniture	Vehicles	Buildings and land	Total
Cost
At 30 June 2025	282,325	–	–	–	–	–	282,325
At 30 June 2026	459,981	644,966	371,514	285,017	893,488	1,442,024	4,096,990
Accumulated depreciation
At 30 June 2025	(281,246)	–	–	–	–	–	(281,246)
At 30 June 2026	(447,048)	(568,839)	(304,157)	(189,055)	(718,035)	(309,718)	(2,536,852)
Carrying amount at 30 June 2026	12,933	76,127	67,357	95,962	175,453	1,132,306	1,560,138
Carrying amount at 30 June 2025	1,079	–	–	–	–	–	1,079

Reconciliation of carrying amount

USD	2026	2025	2024
Carrying amount at the beginning of the year	1,079	48,755	193,666
Assets acquired through business combinations	1,621,997	–	–
Additions	–	–	885
Depreciation for the year	(119,118)	(47,676)	(147,109)
Accumulated depreciation transferred to investment property (Note 22)	79,446	–	–
Net exchange differences	(23,266)	–	1,313
Carrying amount at the end of the year	1,560,138	1,079	48,755

Depreciation rates

Depreciation is calculated on a straight-line basis over the following estimated useful lives: buildings 30 to 60 years; plant and equipment 5 to 15 years; computer equipment 3 to 6 years; office equipment 5 to 10 years; furniture and fittings 5 to 10 years; and motor vehicles 4 to 8 years. Land is not depreciated. Useful lives and residual values are reviewed at each reporting date.

All property, plant and equipment of Braiin Limited, Braiin LLC, Raptor300 Inc, Connect Simple Pty Ltd and VIS Networks Private Limited, other than real property, is pledged as security in favour of Streeterville Capital, LLC. Refer to Note 33.

22. Investment property

	2026 USD	2025 USD
Land — at cost	3,599,744	–
Buildings — at cost	325,240	–
Accumulated depreciation — buildings	(79,446)	–
	3,845,538	–

Reconciliation of carrying amount

	2026 USD	2025 USD
Carrying amount at the beginning of the year	–	–
Assets acquired through business combinations	4,096,400	–
Accumulated depreciation transferred from property, plant and equipment (Note 21)	(79,446)	–
Net exchange differences	(171,416)	–
Carrying amount at the end of the year	3,845,538	–

Braiin Limited and Controlled Entities

The investment property comprises land and a commercial building held by VIS Networks Private Limited in India and acquired by the Group on 12 February 2026. It is held to earn rental income and for capital appreciation and is not occupied by the Group. The property is measured under the cost model. The building is depreciated on a straight-line basis over 60 years; land is not depreciated. The depreciation of the building after the acquisition date is recognised by VIS Networks Private Limited together with the depreciation of its other buildings and is included in the depreciation for the year at Note 21. At 30 June 2026 the accumulated depreciation on the building of USD 79,446 was transferred from property, plant and equipment.

The Directors have assessed the fair value of the investment property and consider that it is not materially different from its carrying amount at 30 June 2026. No independent valuation has been obtained. The valuation technique is the market approach: the assessment is based on the price at which the property was carried in the accounts of VIS Networks Private Limited at the acquisition date and on management’s knowledge of comparable transactions in the local market. The prices of those comparable transactions are the significant unobservable input; a higher price for comparable properties would result in a higher fair value. The fair value measurement is categorised within Level 3 of the fair value hierarchy (Note 39).

Rental income earned from the investment property during the period from 12 February 2026 to 30 June 2026, and the direct operating expenses arising from it, were not material. The investment property is subject to a registered mortgage in favour of Kotak Mahindra Bank Limited securing a loan against property made to VIS Networks Private Limited, included in borrowings from banks at Note 33, and rental income from the property is required to be paid into an account with that bank. There are no contractual obligations to purchase, construct or develop it or to carry out repairs, maintenance or enhancements. Real property is expressly excluded from the collateral granted to Streeterville Capital, LLC.

23. Intangible assets

	2026 USD	2025 USD
Software and related licences — at cost	1,012,604	89,092
Software and related licences — accumulated amortisation	(816,011)	(30,706)
	196,593	58,386

Reconciliation of carrying amount

	2026 USD	2025 USD
Carrying amount at the beginning of the year	58,386	89,092
Assets acquired through business combinations	6,312	–
Additions	161,190	–
Amortisation for the year	(30,225)	(30,706)
Net exchange differences	930	–
Carrying amount at the end of the year	196,593	58,386

Software and related licences comprise the Raptor Enterprise Resource Platform and artificial intelligence integration developed for Raptor300 Inc, together with software and licences of the businesses acquired on 12 February 2026. The Raptor platform became available for use on 1 July 2024 and is amortised on a straight-line basis over three years. Software of the VIS sub-groups is amortised over three to five years. All intangible assets have finite useful lives and none is internally generated other than the Raptor platform.

No intangible assets have been recognised separately from goodwill on the acquisitions of 12 February 2026 other than software of USD 6,312 of the Mirragin group, the initial accounting for which is provisional (Note 37).

Purchases of property, plant, equipment and intangible assets of USD 160,953 in the statement of cash flows comprise the additions to software and related licences of USD 161,190 above, less USD 237 of exchange differences on translation.

Braiin Limited and Controlled Entities

24. Leases

(a) Right-of-use assets

The Group’s right-of-use assets comprise buildings leased by VIS Networks Private Limited in India, recognised on the acquisition of 12 February 2026 (Note 37); a motor vehicle leased by Braiin LLC in the United States under a fixed 48-month lease that commenced on 28 June 2024; and premises leased by Raptor300 Inc, which were fully depreciated during the year.

USD	Buildings	Motor vehicle	Premises	Total
Cost
At 30 June 2025	–	83,343	2,069	85,412
At 30 June 2026	344,006	72,946	12,074	429,026
Accumulated depreciation
At 30 June 2025	–	(20,837)	(1,057)	(21,894)
At 30 June 2026	(31,009)	(37,993)	(12,074)	(81,076)
Carrying amount at 30 June 2026	312,997	34,953	–	347,950
Carrying amount at 30 June 2025	–	62,506	1,012	63,518

Reconciliation of carrying amount

USD	2026	2025
Carrying amount at the beginning of the year	63,518	2,069
Assets acquired through business combinations (Note 37)	359,029	–
Additions	–	83,343
Depreciation for the year	(36,830)	(21,894)
Adjustment to the carrying amount of the motor vehicle	(22,994)	–
Net exchange differences	(14,773)	–
Carrying amount at the end of the year	347,950	63,518

(b) Lease liabilities

	2026 USD	2025 USD
Current	104,714	17,760
Non-current	270,788	38,291
	375,502	56,051

(c) Amounts recognised in profit or loss

	2026 USD	2025 USD
Depreciation of right-of-use assets	(36,830)	(19,293)
Interest on lease liabilities	(12,209)	(3,282)
Expense relating to short-term leases and leases of low-value assets	(422,683)	(248,800)
	(471,722)	(271,375)

Braiin Limited and Controlled Entities

(d) Maturity analysis of lease liabilities

The following table sets out the contractual undiscounted cash flows of the Group’s lease liabilities.

	2026 USD	2025 USD
Not later than one year	114,000	20,159
Later than one year and not later than five years	288,000	40,318
Later than five years	–	–
Total undiscounted lease payments	402,000	60,477
Future finance charges	(26,498)	(4,426)
Carrying amount of lease liabilities	375,502	56,051

The Group leases motor vehicles and office premises. Lease terms are negotiated individually and contain a range of terms and conditions. The weighted average incremental borrowing rate applied to lease liabilities recognised during the year was 9.5 percent. The total cash outflow for leases during the year was USD 66,655, comprising the principal element presented within financing activities in the statement of cash flows. The Group does not have leases containing residual value guarantees, variable payments linked to an index, or commitments for leases not yet commenced.

25. Goodwill

Goodwill arose on the acquisitions completed on 12 February 2026 described at Note 37. It is provisional and includes the value of any intangible assets to be identified on completion of the purchase price allocations, is carried in the functional currency of the business acquired and is retranslated at the closing rate.

	2026 USD	2025 USD
Balance at 1 July	–	–
Acquired through business combinations	237,624,573	–
Impairment losses	–	–
Net exchange differences	(8,633,993)	–
Balance at 30 June	228,990,580	–

Allocation of goodwill to cash-generating units

Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combinations, which correspond to the operating segments at Note 6.

	2026 USD		2025 USD
VIS group		51,843,343		–
Vega		82,609,428		–
Connect Simple		94,537,809		–
	228,990,580		–

26. Impairment of non-financial assets

The Group tests goodwill for impairment annually, and tests other non-financial assets whenever there is an indication that they may be impaired. Each cash-generating unit to which goodwill is allocated was tested at 30 June 2026. No indicator of impairment was identified at that date. The goodwill of the VIS group of USD 51,843,343 was tested at the level of the VIS group, which is the VIS operating segment at Note 6 and the level at which that goodwill is monitored for internal management purposes.

The recoverable amount of each cash-generating unit has been determined as fair value less costs of disposal. Fair value is measured by reference to the price paid for each unit in the arm’s-length acquisitions of 12 February 2026, together with the non-controlling interests in the unit at that date, which was determined at USD 10.17 per share, the price at which the Company last raised funds, translated at the closing rate. It is rolled forward for the 138 days to 30 June 2026 for the time value of money at the US dollar risk-free rate of 4.7 percent per annum, with no return for the risks of the businesses included. Costs of disposal are estimated for each unit from the acquisition-related costs incurred by the Group on the acquisitions of 12 February 2026, allocated to each unit according to the complexity of its acquisition, at 1.03 percent of fair value for the VIS group, 0.27 percent for Vega and 0.23 percent for Connect Simple. Value in use has not been determined, the recoverable amount determined as fair value less costs of disposal exceeding the carrying amount of each unit (IAS 36 paragraph 19).

Braiin Limited and Controlled Entities

Key assumptions

	VIS group	Vega	Connect Simple
Fair value at 12 February 2026, at the closing rate (USD)	64,079,672	81,948,710	94,602,691
Time value to 30 June 2026 at the risk-free rate of 4.7 percent per annum (USD)	1,122,455	1,435,459	1,657,114
Costs of disposal (USD)	(672,427)	(225,068)	(225,355)
Recoverable amount (USD)	64,529,700	83,159,101	96,034,450
Carrying amount of the cash-generating unit (USD)	62,844,896	83,004,935	94,654,702

The roll-forward reflects only the passage of time between the acquisition date and the reporting date. The Company’s share price at 30 June 2026 was USD 6.12, above USD 3.39, the equivalent after the subdivision of 28 April 2026 of the price of USD 10.17 per share at which the consideration was determined.

No impairment loss was recognised in respect of any cash-generating unit (2025: nil; 2024: nil).

The recoverable amount exceeds the carrying amount by USD 1,684,804 for the VIS group, USD 154,166 for Vega and USD 1,379,748 for Connect Simple. For the VIS group, Vega and Connect Simple respectively, a reduction in fair value at 30 June 2026 of 2.6, 0.2 and 1.4 percent, or an increase in costs of disposal to 3.6, 0.5 and 1.7 percent of fair value, would, each in isolation, cause the recoverable amount to equal the carrying amount.

27. Non-current investments

	2026 USD	2025 USD
Investment in Merykh Technologies Private Limited — associate	42,901	–
Investments in equity securities	45,917	–
Investments in mutual funds	758,349	–
	847,167	–

The investments in subsidiaries recorded by the Company, Vega Global Technologies Pty Ltd, VIS Networks Private Limited and VIS Global PTE Ltd are eliminated on consolidation (Note 37). VIS Networks Private Limited holds 25 percent of Merykh Technologies Private Limited, which is an associate accounted for using the equity method. The investment is measured at its cost in the accounts of VIS Networks Private Limited of INR 615,000 at the acquisition date, pending completion of the purchase price allocation (Note 37), increased by the Group’s share of the profit of the associate from 13 February 2026 to 30 June 2026 of USD 36,688, and translated at the closing rate. The share of profit is measured on the profit before tax of the associate for that period, less income tax estimated at 25 percent. The carrying amount at 30 June 2026 is USD 42,901. The Group’s share of the associate’s profit from continuing operations was USD 36,688, its share of post-tax profit or loss from discontinued operations was nil, its share of other comprehensive income was nil and its share of total comprehensive income was USD 36,688.

The investments in equity securities and mutual funds are measured at fair value through profit or loss and are categorised within the fair value hierarchy as follows.

	2026 USD	2025 USD
Level 1 — quoted equity shares (YES Bank Limited)	44,870	–
Level 1 — government securities (VIS Philippines)	5,998	–
Level 2 — units in ten open-ended mutual funds	278,602	–
Level 3 — units in alternative investment funds	474,796	–
	804,266	–

Level 1. The quoted equity shares are measured at their quoted market price on the National Stock Exchange of India at 30 June 2026. The government securities are measured at their quoted price.

Level 2. The units in open-ended mutual funds are measured at the net asset value per unit published daily by the fund managers. The net asset value is observable but is not a quoted price for the units in an active market, and the units are therefore categorised within Level 2 (IFRS 13 paragraphs 81 and 82).

Level 3. The units in alternative investment funds (India Realty Excellence Fund VI USD 173,470, Neo Special Credit Opportunities Fund USD 103,976 and Motilal Oswal India Excellence Fund USD 197,350) are not redeemable on demand and are measured at the net asset value reported by the fund managers at 30 June 2026, which is the significant unobservable input. A 10 percent increase or decrease in the value of the Level 3 investments would decrease or increase the loss before income tax by USD 47,480.

Braiin Limited and Controlled Entities

The movement in Level 3 investments from 12 February 2026 to 30 June 2026 was as follows. There were no transfers between levels during the year.

2026 USD
Acquired through business combinations	449,510
Additions — India Realty Excellence Fund VI drawdown, 29 April 2026	12,795
Gains recognised in profit or loss	31,657
Exchange differences	(19,166)
Balance at 30 June 2026	474,796

28. Other financial assets — non-current

	2026 USD	2025 USD
Fixed deposits	597,310	–
Loans to related parties other than subsidiaries	112,982	–
	710,292	–

29. Other non-financial assets — non-current

	2026 USD	2025 USD
Project assets	–	–
Other	4,452	–
	4,452	–

30. Trade payables

	2026 USD	2025 USD
Trade creditors	9,152,649	595,849
	9,152,649	595,849

Trade payables are unsecured, non-interest bearing and normally settled within the Group’s standard payment terms.

31. Contract liabilities

	2026 USD	2025 USD
Annual maintenance contracts — current contract year	4,617,187	–
Annual maintenance contracts — following contract year	3,359,135	–
Annual maintenance contracts — earlier contract years	749,244	–
Advances received from customers — VIS India	66,825	–
Contract liabilities of the VIS international sub-group	1,270,224	–
Other deferred revenue	–	588,000
	10,062,615	588,000

Contract liabilities represent consideration received or receivable from customers in advance of the satisfaction of the related performance obligation. Substantially all of the balance arises on annual maintenance and warranty support contracts sold by the VIS businesses, under which the customer pays for a full contract year in advance and the Group provides support over that year. Revenue is recognised evenly over the contract term as the customer simultaneously receives and consumes the benefit. The matching cost of back-to-back vendor cover is carried within prepayments at Note 17 and released on the same basis.

Braiin Limited and Controlled Entities

The balance increased from USD 588,000 at 30 June 2025 to USD 10,062,615 at 30 June 2026. The increase arises almost entirely on the acquisitions of 12 February 2026, contract liabilities of USD 7,519,363 having been assumed on acquisition as set out at Note 37. Other than the USD 3,359,135 received for the following contract year of multi-year annual maintenance contracts, the balance at 30 June 2026 is expected to be recognised as revenue within twelve months. The balance of USD 588,000 at 30 June 2025 comprised amounts received by Braiin LLC in the years ended 30 June 2024 and 2025. They were presented as unearned revenue at that date. During the year they were reclassified to borrowings and repaid.

	2026 USD	2025 USD
Balance at 1 July	588,000	468,000
Assumed on acquisition	7,519,363	–
Revenue recognised that was included in the balance at the beginning of the year	–	–
Reclassified to borrowings (Note 33)	(588,000)	–
Consideration received or receivable in advance of performance, net of revenue recognised on it in the year	2,827,734	120,000
Net exchange differences	(284,482)	–
Balance at 30 June	10,062,615	588,000

The transaction price allocated to the performance obligations of annual maintenance contracts that were unsatisfied, or partially unsatisfied, at 30 June 2026 was USD 8,725,566, being the amounts for the current, earlier and following contract years included in contract liabilities. Of that amount, USD 5,366,431 is expected to be recognised as revenue within twelve months of the reporting date and USD 3,359,135 thereafter. The Group applies the practical expedients in IFRS 15 paragraph 121 and does not disclose the transaction price allocated to the remaining performance obligations of contracts with an original expected duration of one year or less, or for which revenue is recognised in the amount to which the Group has a right to invoice.

32. Provisions

Current

	2026 USD	2025 USD
Employee benefits	305,911	–
	305,911	–

Non-current

	2026 USD	2025 USD
Employee benefits	409,150	–
	409,150	–

Employee benefits

Current employee benefits comprise:

	2026 USD	2025 USD
Annual leave	192,174	–
Long service leave	35,364	–
Gratuity — VIS Networks Private Limited	41,139	–
End-of-service benefits — VIS entities in the United Arab Emirates and Oman	37,234	–
	305,911	–

Non-current employee benefits of USD 409,150 comprise the non-current portion of the gratuity obligation of VIS Networks Private Limited.

Braiin Limited and Controlled Entities

Defined benefit obligation — gratuity of VIS Networks Private Limited

VIS Networks Private Limited provides a gratuity to its employees in India. The benefit is a lump sum equal to 15/26 of monthly salary for each completed year of service, payable on retirement at age 60, resignation, death or disablement, subject to a minimum of five years of continuous service (other than on death) and to a ceiling of INR 2,000,000 per employee. The plan is a defined benefit plan and is funded wholly by the company. Contributions are paid to a group gratuity fund administered by Aditya Birla Sun Life Insurance Company Limited under a unit-linked group gratuity policy, from which benefits are paid. The obligation is measured by an independent actuary using the projected unit credit method.

The plan exposes the Group to interest rate risk (a decrease in the discount rate increases the obligation), salary risk (the obligation is based on final salaries, so salary increases above those assumed increase the obligation), demographic risk (the obligation is sensitive to employee attrition and mortality) and investment risk (a return on plan assets below the discount rate increases the net liability). The plan assets cover 29 percent of the obligation at 30 June 2026; the shortfall is met by contributions from VIS Networks Private Limited.

Movements in the net defined benefit liability since the acquisition date were as follows:

	2026 USD	2025 USD
Balance at 1 July	–	–
Assumed on acquisition at 12 February 2026	447,385	–
Current service cost and net interest cost, recognised in profit or loss	54,921	–
Remeasurement gain, recognised in other comprehensive income	(11,797)	–
Contributions paid to the plan	(21,325)	–
Net exchange differences	(18,895)	–
Balance at 30 June	450,289	–

Of the balance at 30 June 2026, USD 41,139 is presented as current and USD 409,150 as non-current. The expense of USD 54,921 is included in employee benefits expense. The remeasurement gain of USD 11,797 and the related deferred tax of USD 2,969 are recognised in other comprehensive income. The gain arises from experience adjustments on the obligation and from an increase in the discount rate, partly offset by a return on plan assets below the discount rate. Benefits paid to employees are paid from the plan assets and do not change the net liability.

The net defined benefit liability at 30 June 2026 comprises:

	2026 USD	2025 USD
Present value of the defined benefit obligation	638,182	–
Fair value of plan assets	(187,893)	–
Net defined benefit liability	450,289	–

The plan assets are held entirely in the Group Secure Fund of Aditya Birla Sun Life Insurance Company Limited under the group gratuity policy and do not have a quoted market price in an active market. The actual return on plan assets for the year ended 30 June 2026 was below the return implied by the discount rate.

The principal actuarial assumptions at the reporting date were:

	2026	2025
Discount rate (per annum)	7.39%	–
Salary escalation rate (per annum)	7.00%	–
Employee attrition rate (per annum)	5.00%	–
Mortality — Indian Assured Lives Mortality	2012–14 Ultimate	–
Retirement age	60 years	–

Braiin Limited and Controlled Entities

The sensitivity of the defined benefit obligation at 30 June 2026 to reasonably possible changes in the principal assumptions, each holding the other assumptions constant, is:

	Increase USD	Decrease USD
Discount rate — change of 1 percentage point	(63,926)	75,686
Salary escalation rate — change of 1 percentage point	56,705	(52,256)
Employee attrition rate — change of 1 percentage point	2,083	(2,689)

The sensitivities show the change in the defined benefit obligation and have been calculated using the same projected unit credit method as the obligation recognised in the statement of financial position, changing one assumption at a time. The weighted average duration of the obligation at 30 June 2026 is 14 years. Benefit payments expected in the year ending 30 June 2027 are USD 34,636, undiscounted.

End-of-service benefits

Employees of Visnet Technologies LLC (United Arab Emirates) and VIS Global Digital Solutions LLC (Oman) are entitled to end-of-service benefits under the labour laws of those countries. These obligations, of USD 37,234, are measured at the amounts accrued under those laws at the reporting date and have not been actuarially valued.

33. Borrowings and other financial liabilities

(a) Borrowings

Current

	2026 USD	2025 USD
Promissory notes	18,443,032	1,443,925
Insurance premium funding	217,917	–
Short-term borrowings from banks	2,252,236	–
Loans from external parties	444,707	195,499
Current maturities of long-term debt	252,806	–
Long-term borrowings from banks	1,714,361	–
Convertible notes	6,869	49,355
SAFE notes	–	1,929,667
	23,331,928	3,618,446

The long-term borrowings from banks of USD 1,714,361 and the current maturities of long-term debt of USD 252,806 comprise principally a loan against property to VIS Networks Private Limited from Kotak Mahindra Bank Limited of USD 1,965,820 at 30 June 2026, sanctioned on 30 October 2022 for INR 249,300,000 and repayable in 120 monthly instalments, with interest at the Reserve Bank of India repo rate plus 2.65 percent, and secured by a registered mortgage over the investment property (Note 22). Under the terms of sanction the bank may withdraw the facility at any stage without notice, and the sanction stands revoked on any material change in the facts on which it was granted. At 30 June 2026 the Group therefore did not have the right to defer settlement of the loan for at least twelve months after the reporting date, and the whole of it is presented as current.

Borrowings are presented gross in the statement of cash flows, as proceeds from borrowings of USD 17,900,000 and repayment of borrowings of USD 2,190,392. The net cash flow of USD 15,709,608 is analysed by class of borrowing at Note 14.3.

Braiin Limited and Controlled Entities

(b) Other financial liabilities

Current

	2026 USD	2025 USD
Other payables — Braiin corporate sub-group	22,703	77,439
Deferred consideration on the acquisition of VIS Networks Private Limited, payable within twelve months	6,719,772	–
Other payables of the acquired sub-groups	2,631,821	–
Accruals payable	2,477,006	122,919
Interest payable	1,752	–
Salaries payable	134,131	–
Branch balances payable	–	–
Share application money payable	922	–
Related party loans and payables	39,619	14,565
	12,027,726	214,923

Non-current

	2026 USD	2025 USD
Deferred consideration on the acquisition of VIS Networks Private Limited, payable after more than twelve months	4,000,602	–
Security deposits on leases	48,845	–
	4,049,447	–

Deferred consideration

The consideration for the remaining 20.30 percent of VIS Networks Private Limited and VIS Global PTE Ltd is payable in cash to the vendors in two instalments, USD 7,200,000 twelve months and USD 4,800,000 twenty-four months after the acquisition date. The amounts are not contingent on future events. The liability was recognised at its present value discounted at 12 percent per annum, USD 10,255,102 (AUD 14,411,329 at the acquisition date), and is subsequently measured at amortised cost using the effective interest method. Interest of USD 445,940 was recognised in profit or loss in the period to 30 June 2026 (Note 11). The liability is payable in United States dollars and is carried by the Company in Australian dollars, its functional currency, and exchange differences of USD 19,332 arose on that translation, giving a carrying amount of USD 10,720,374 at 30 June 2026, of which USD 6,719,772 is current.

Promissory notes

Promissory notes are carried at amortised cost of USD 18,443,032 at 30 June 2026. The contractual amounts payable on them, presented undiscounted in the maturity analysis at Note 40, are USD 10,181,177 on the Streeterville notes and USD 10,521,600 on the Advaitha note purchase agreement. During the year the Group issued secured promissory notes to Streeterville Capital, LLC comprising a note of USD 7,115,000 dated 12 February 2026 maturing on 12 February 2027 and a note of USD 2,190,000 dated 10 March 2026 maturing on 10 March 2027. Both bear interest at a coupon of 9 percent per annum compounding daily, both are repayable in a single instalment at maturity, and both provide for a make-whole amount on early repayment. The notes contain a mandatory prepayment clause requiring 5 percent of the proceeds of each capital raising to be applied to each note within two trading days.

Braiin Limited and Controlled Entities

33.1 Streeterville Capital, LLC — secured promissory notes

During the year the Company issued two secured promissory notes to Streeterville Capital, LLC on materially identical terms.

	Note 1	Note 2
Date of issue	12 February 2026	10 March 2026
Maturity date	12 February 2027	10 March 2027
Original principal	7,115,000	2,190,000
Original issue discount	(585,000)	(180,000)
Transaction expense amount	(30,000)	(10,000)
Purchase price received in cash	6,500,000	2,000,000

The principal terms of the two notes are identical and are set out below.

Term	Position
Coupon	9% per annum on the outstanding balance, computed on a 360-day year of twelve 30-day months, compounding daily and not payable periodically

Default rate	The lesser of 22% per annum and the maximum rate permitted by law

Repayment profile	A single bullet at maturity of principal, accrued interest, fees and charges. Nothing amortises and no interest is payable before maturity

Prepayment	Permitted, subject to a make-whole under which interest that would have accrued to maturity is payable on any amount repaid early, including on acceleration, change of control, asset sale or refinancing

Mandatory prepayment	On receipt of the proceeds of any fundraising or financing transaction, the lesser of 5% of the amount raised and the outstanding balance, within two trading days

Trigger events	Non-payment within one day, insolvency, an unvacated money judgment exceeding USD 250,000 for 20 days, and breach of any other financing agreement exceeding USD 500,000, which operates as a cross-default

Effect of a trigger event	The lender may increase the outstanding balance by 20% for each major trigger event and 5% for each minor one, in each case up to twice

Security	Security Agreement and Intellectual Property Security Agreement, both dated 12 February 2026, described below

Carrying amount at 30 June 2026	USD 8,662,042 for the two notes combined

Measurement at amortised cost

Each note was recognised initially at the cash proceeds received less the placement fee paid to Maxim Group LLC, being a transaction cost directly attributable to the issue of the note, and is subsequently measured at amortised cost using the effective interest method. Because the original issue discount, the transaction expense amount and the placement fee are deducted in arriving at the initial carrying amount while interest accretes on the full principal, the effective rate materially exceeds the 9 percent coupon.

USD unless stated	Note 1	Note 2
Proceeds on issue	6,500,000	2,000,000
Placement fee — Maxim Group LLC	(455,000)	(140,000)
Initial carrying amount	6,045,000	1,860,000
Amount payable at maturity	7,784,962	2,396,215
Effective interest rate, per annum	28.78%	28.83%
Days from issue to 30 June 2026	138	112
Interest accreted to 30 June 2026	606,698	150,344
Carrying amount at 30 June 2026	6,651,698	2,010,344

The two notes carry an aggregate amount at maturity of approximately USD 10,181,000, of which USD 8,500,000 was received in cash and USD 595,000 was paid to Maxim Group LLC as placement agent. The carrying amount of the two notes at 30 June 2026 is USD 8,662,042 and the interest accreted on them to that date is USD 757,042. No interest was paid in cash. The interest is recognised by Braiin Limited in Australian dollars, its functional currency, and translated into the presentation currency at the average rate for the period.

Braiin Limited and Controlled Entities

Security granted to Streeterville

The notes are secured by a Security Agreement and an Intellectual Property Security Agreement, both dated 12 February 2026 and both governed by the laws of the State of Utah. The debtors under each are Braiin Limited, Braiin LLC, Raptor300 Inc, Connect Simple Pty Ltd and VIS Networks Private Limited. A guaranty is given by all subsidiaries of Braiin Limited.

Each debtor grants a first-position security interest which ranks pari passu with the security interests securing existing secured debt of that debtor in favour of a third party disclosed to Streeterville before the date of the agreement. The security interest secures all obligations owed to Streeterville of every kind, including future advances, so the same collateral secures both notes notwithstanding that the second note was issued on 10 March 2026.

The collateral is all assets of each debtor, whether then owned or afterwards acquired, and includes equity interests in all subsidiaries, customer accounts and rights under insurance contracts, goods and equipment, inventory, accounts receivable and general intangibles including all intellectual property, contract rights and royalties, and documents, cash, deposit accounts and investment property. Real property is expressly excluded. The intellectual property agreement grants security over the patents, patent applications and trademarks scheduled to it and is recordable with the United States Patent and Trademark Office.

Assets subject to the Streeterville security	USD
Total assets of the segments containing the debtor entities	188,972,682
Less goodwill recognised on consolidation	(143,427,134)
Less real property, expressly excluded from the collateral	(4,977,844)
Indicative carrying amount of assets pledged	40,567,704

33.2 Advaitha Pty Ltd — note purchase agreement

On 11 March 2025 the Company entered into a binding term sheet with TWCC VIC Pty Limited, an entity associated with the Saligrama Family Trust, for a secured non-convertible debenture facility of up to USD 14.4 million. On 11 February 2026, in substitution for that term sheet, the Company entered into a Note Purchase Agreement with Advaitha Pty Ltd as trustee for the Advaitha Family Trust. Advaitha is a related party. Refer to Note 42.

Term	Position
Effective date	11 February 2026

Principal	USD 12,000,000, inclusive of the original issue discount and the transaction expense amount

Cash purchase price	USD 9,370,000, being principal of USD 12,000,000 less an original issue discount of USD 2,600,000 and a transaction expense amount of USD 30,000, both deemed fully earned and non-refundable at closing

Coupon	Approximately 14% per annum

Tenor	Twelve months from Month 1, being March 2026, with principal amortisation commencing in Month 10

Use of proceeds	To fund the cash component of the VIS Networks acquisition and to refinance commercial property indebtedness of VIS Networks

Security	First-priority security interests over the assets of the Company, Raptor300 Inc, Braiin LLC, Connect Simple Pty Ltd and VIS Networks Private Limited; the intellectual property of those entities under an Intellectual Property Security Agreement; a pledge of equity interests in specified subsidiaries; and a guaranty from the subsidiaries

Carrying amount at 30 June 2026	USD 9,780,990, being promissory notes of USD 18,443,032 less the Streeterville notes

On 12 March 2026 the Company, Advaitha and Mr Saligrama as trustee for the Saligrama Family Trust entered into a Deed of Variation and Set-Off which removed the make-whole and non-circumvention provisions and all early repayment penalties, permitting prepayment at any time without premium or break cost; capitalised a further advance of USD 200,000 from the Saligrama Family Trust into the principal, bringing the revised principal to USD 12,200,000; replaced the repayment schedule with a Month 1 principal reduction of USD 2,600,000, monthly interest of USD 115,200 from Month 2, and amortisation of the remaining USD 9,600,000 over Months 10 to 12, giving total interest over the term of USD 1,267,200; reduced the major trigger threshold from 25 percent to 20 percent and the minor trigger from 10 percent to 5 percent; and set off the USD 200,000 additional amount and a director’s loan against the USD 322,524.59 then outstanding under a promissory note dated 20 March 2025, leaving a net USD 122,524.59 plus the director’s loan payable on or before 31 March 2026.

Braiin Limited and Controlled Entities

Modification of the note purchase agreement

The Group assessed the Deed of Variation and Set-Off under IFRS 9 paragraphs 3.3.2 and B3.3.6. Under the original note, the Company received USD 9,370,000, being the principal of USD 12,000,000 less the original issue discount of USD 2,600,000 and the transaction expense amount of USD 30,000, and was to repay USD 2,600,000 in Month 1, interest of USD 140,000 a month from Month 2 and the balance of USD 9,400,000 in Months 10 to 12, giving an original effective interest rate of 4.58 percent per month (71.2 percent per annum). Discounted at that rate, the present value of the cash flows under the varied terms at the date of the variation was USD 9,710,812, compared with USD 9,799,227 for the remaining cash flows under the original terms, a difference of 0.9 percent; excluding the USD 200,000 added to principal in settlement of the Saligrama promissory note, the difference was 2.1 percent. The lender, currency, security and maturity date were unchanged, and the removal of the make-whole and the reduction in the trigger percentages were not considered to change the nature of the instrument. The variation was therefore accounted for as a modification of the existing liability and not as an extinguishment.

Interest of USD 345,600 was paid in cash during the year, being three monthly instalments of USD 115,200 for April, May and June 2026. The Month 1 principal reduction of USD 2,600,000 was settled by way of set-off against amounts owing to the Company and did not involve any payment of cash. It is accordingly excluded from the consolidated statement of cash flows and is disclosed as a non-cash financing transaction at Note 14.

33.3 Settlement of borrowings outstanding at 30 June 2025

All borrowings outstanding at 30 June 2025 other than one convertible note were settled between 12 February and 13 March 2026, the cash settlements from the proceeds of the Nasdaq listing and the Simple Agreements for Future Equity by the issue of ordinary shares on listing.

	At 30 Jun 2025 principal	At 30 Jun 2025 accrued interest	Principal settled	Interest paid
Karmic Trading loan facility	163,861	42,106	170,125	41,830
Convertible notes — two holders	39,327	10,028	36,268	11,787
Promissory notes — seven holders	1,154,188	318,714	1,154,188	468,113
SAFE instruments — Braiin LLC	875,000	–	Converted	–
SAFE instruments — Raptor300 Inc	1,054,667	–	Converted	–

The Karmic Trading facility was drawn in two instalments in February and June 2023, bore interest at 18 percent per annum payable quarterly in arrears, was unsecured, and was repaid in full on 13 February 2026. The convertible notes were issued on 25 October 2022 to nine holders and bore interest at 10 percent per annum calculated daily; the note held by Shaishav and Vioshi Patel was repaid on 15 February 2026 and a single note held by 5K Enterprises Pty Ltd remains outstanding at 30 June 2026, with a carrying amount of USD 6,869 and accrued interest of USD 1,752. The Karmic facility and the convertible notes are denominated in Australian dollars; the balances at 30 June 2025 above are translated at the closing rate at that date and the amounts settled are the United States dollar amounts applied on settlement. The promissory notes were unsecured obligations of Braiin LLC held by seven investors and were repaid between 12 February and 13 March 2026, including a note of USD 243,000 advanced by Chetan V Saligrama as trustee for the Saligrama Trust and repaid to Advaitha Pty Ltd, being a related party transaction.

Each cash-settled liability was discharged for its carrying amount plus accrued interest. No terms were modified prior to settlement, no equity instruments were issued in settlement and no consideration other than cash was given, so the liabilities were derecognised under IFRS 9 paragraph 3.3.1 with no gain or loss on extinguishment.

Total cash applied to these settlements was USD 1,882,310, comprising USD 1,622,301 on the Braiin LLC promissory notes, USD 211,955 on the Karmic facility and USD 48,055 on the Patel convertible note. The Karmic and Patel obligations were those of Braiin Limited but were funded from the Braiin LLC bank account and recognised as movements in the intercompany loan account; they remain cash outflows of the Group.

Braiin Limited and Controlled Entities

33.4 Conversion of the Simple Agreements for Future Equity

The Simple Agreements for Future Equity issued by Braiin LLC and Raptor300 Inc were non-interest-bearing and carried no obligation to pay interest. Admission to quotation on The Nasdaq Global Market on 12 February 2026 was a Liquidity Event under section 2 of each instrument and all holders elected conversion under section 1(b). The instruments carried a discount rate of 70 percent, giving a liquidity price of USD 7.1190 per share against the listing price of USD 10.17.

	Carrying amount USD	Fair value of shares issued USD	Loss on extinguishment USD
Braiin LLC round	1,250,000	1,785,811	535,811
Raptor300 Inc round	1,054,667	1,506,828	452,161
	2,304,667	3,292,639	987,972

The carrying amount at conversion of USD 2,304,667 comprises USD 1,929,667 outstanding at 30 June 2025 and USD 375,000 raised during the year, being USD 175,000 from Ragur Kuppuswamy Padmanabhan on 28 August 2025 and USD 200,000 from Renuka Ragur on 19 September 2025. Extinguishment by the issue of equity instruments requires the equity issued to be measured at fair value, with the difference from the carrying amount of the liability recognised in profit or loss. The loss arises from the contractual 30 percent discount to the listing price, which required more shares to be issued than the carrying amount of the liability would otherwise support.

Of the total loss of USD 987,972, the amount of USD 452,161 arising in Raptor300 Inc is presented as loss on conversion of SAFE notes and the amount of USD 535,811 arising in Braiin LLC is presented within remeasurement of financial items at Note 9(e). Both are recognised in profit or loss.

Defaults and breaches

No default of principal, interest or redemption terms, and no breach of any other term of a loan agreement that would permit the lender to demand accelerated repayment, occurred during the year or in the period to the date these consolidated financial statements were authorised for issue.

34. Other non-financial liabilities

	2026 USD	2025 USD
Indirect taxes payable	665,120	–
Payroll taxes payable	85,502	–
Statutory contributions payable	186,886	–
Deferred income	4,791	–
	942,299	–

35. Issued capital

	Shares 2026	2026 USD	2025 USD
Fully paid ordinary shares	206,088,228	248,296,532	3,641

Braiin Limited and Controlled Entities

Movements in ordinary shares on issue

	Date	Shares	Issue price (USD)	USD
Balance at 1 July 2025		11,069,578		3,641
Shares issued to Advaitha Pty Ltd	1 Sep 25	73,748	40.68	3,000,069
Share subdivision — four for one	10 Nov 25	33,429,978	–	–
Balance at 31 December 2025		44,573,304		3,003,710
Conversion of SAFE notes of Braiin LLC and Raptor300 Inc	12 Feb 26	326,820	10.06	3,287,991
Shares issued to Uniqus Consultech Inc for services	12 Feb 26	84,306	10.17	857,392
Shares issued to Karmic Trading Pty Ltd and others for services	12 Feb 26	26,275	10.17	267,217
Shares issued to Jasmeet Singh on placement	11 Feb 26	196,638	10.17	1,999,808
Subscription shares issued to VIS shareholders (a)	12 Feb 26	4,382,603	10.17	44,571,073
Shares issued to acquire Connect Simple Pty Ltd	12 Feb 26	9,636,625	10.17	98,004,476
Shares issued to acquire Mirragin RAS Consulting Pty Ltd	12 Feb 26	353,982	10.17	3,599,997
Shares issued to acquire Mirragin Project Isidore Pty Ltd	12 Feb 26	63,914	10.17	650,005
Shares issued to acquire Nisus Australia Pty Ltd	12 Feb 26	310,717	10.17	3,159,992
Shares issued to remaining shareholders of Vega Global Technologies Pty Ltd	12 Feb 26	7,393,914	10.17	75,196,105
Shares issued to Maxim Group LLC for services	12 Feb 26	1,346,978	10.17	13,698,766
Share subdivision — three for one	28 Apr 26	137,392,152	–	–
Balance at 30 June 2026		206,088,228		248,296,532

(a)	Issued under a separate subscription agreement to shareholders of VIS Networks Private Limited and to employees of VIS Networks Private Limited to whom those shareholders directed part of their own entitlement, for cash of USD 6,136 (USD 0.0014 per share). For financial reporting purposes only, the shares are measured at USD 10.17 per share and the value of USD 44,564,937 in excess of the cash received is attributed to the consideration transferred for the VIS group (IFRS 3.37 and IFRS 3.B50; Notes 4 and 37). The attribution does not alter the legal form or terms of the subscription agreement.

Analysis of shares issued during the year

USD
Shares issued for cash	4,999,877
Shares issued on conversion of SAFE notes	3,287,991
Shares issued as consideration for acquisitions	180,610,575
Shares issued under the subscription agreement with shareholders and employees of VIS Networks Private Limited	44,571,073
Shares issued as share-based payments for services	14,823,375
248,292,891

Braiin Limited and Controlled Entities

Subscription by the shareholders of VIS Networks Private Limited

Under a subscription agreement dated 6 February 2026, separate from the agreements for the acquisition of the VIS group, certain shareholders and employees of VIS Networks Private Limited subscribed for 4,382,603 ordinary shares in the Company at USD 0.0014 per share. The shares were subscribed and paid for in cash. They were not issued under the agreements for the acquisition of the VIS group and were not issued in exchange for any shares in VIS Networks Private Limited or VIS Global PTE Ltd. The shares are subject to a formal lock-up, as to one half for twelve months and as to the other half for twenty-four months from issue. The subscription was made on the terms set out below.

Amount
Number of ordinary shares subscribed for	4,382,603
Subscription price per share	USD 0.0014
Aggregate subscription amount payable by the subscribers	USD 6,136
Amount recognised in issued capital, at USD 10.17 per share (Note 37)	USD 44,571,073

The aggregate subscription amount of USD 6,136 was received by the Company. It is the whole of the consideration paid by, and payable by, the subscribers in respect of those shares. The shares were issued fully paid and no further amount is due from any subscriber.

The shares were issued on 12 February 2026, the date the Company’s ordinary shares were admitted to quotation on The Nasdaq Global Market. They are recognised in issued capital at USD 10.17 per share, USD 44,571,073. USD 10.17 is the price achieved by the Company on its last issue of shares for cash before listing, to an unrelated investor on 11 February 2026, and is the price at which every share issued on 12 February 2026 is recognised (Note 37).

Terms and conditions

Ordinary shares entitle the holder to participate in dividends and in the proceeds on winding up of the Company in proportion to the number of shares held. On a show of hands every holder present in person or by proxy has one vote, and on a poll each share is entitled to one vote. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

In accordance with the reverse acquisition accounting described in Note 2.7, shares issued to the former shareholders of Raptor300 Inc as consideration for the acquisition of that entity are excluded from issued capital. Issued capital is not remeasured for movements in foreign exchange rates and is carried at historical rates in accordance with IAS 21.

36. Other components of equity

	2026 USD	2025 USD
Foreign currency translation reserve	(7,931,418)	44,922
Defined benefit remeasurement reserve	8,828	–
	(7,922,590)	44,922

The foreign currency translation reserve records exchange differences arising on the translation of the financial statements of foreign operations into the presentation currency, and the elimination of the exchange effect on issued capital carried at historical rates. The defined benefit remeasurement reserve records the remeasurement, net of tax, of the defined benefit obligation of VIS Networks Private Limited (Note 32).

Movements in the foreign currency translation reserve were as follows.

	2026 USD	2025 USD
Balance at 1 July	44,922	25,026
Exchange differences on translating foreign operations	(7,976,340)	19,896
	(7,931,418)	44,922

Movements in the defined benefit remeasurement reserve were as follows.

	2026 USD	2025 USD
Balance at 1 July	–	–
Remeasurement gain on defined benefit obligations	11,797	–
Income tax relating to the remeasurement	(2,969)	–
	8,828	–

Braiin Limited and Controlled Entities

37. Business combinations

On 12 February 2026, concurrently with the admission of its ordinary shares to quotation on The Nasdaq Global Market, the Company completed the acquisition of the following businesses.

Business acquired	Interest acquired	Date	Consideration
VIS Networks Private Limited and its subsidiary and branch	79.70%	12 Feb 26	Cash and deferred cash
VIS Global PTE Ltd and its subsidiaries	79.70%	12 Feb 26	Cash and deferred cash
Vega Global Technologies Pty Ltd and its subsidiaries	100%	12 Feb 26	Ordinary shares
Connect Simple Pty Ltd	100%	12 Feb 26	Ordinary shares

Consideration transferred

The consideration for the Vega group and Connect Simple Pty Ltd comprised ordinary shares of the Company measured at USD 10.17 per share, the price at which the Company last raised funds, together with cash for the Vega group. For VIS Networks Private Limited and VIS Global PTE Ltd it comprised cash of USD 12,000,000 paid at completion, and deferred cash consideration for the remaining 20.30 percent, recognised at its present value (Note 33). In addition, for financial reporting purposes only, an amount is attributed to the consideration for the VIS group in respect of the ordinary shares subscribed for by shareholders and employees of VIS Networks Private Limited, as explained below. For the Vega group it comprised the ordinary shares issued to the shareholders of Vega Global Technologies Pty Ltd and to the vendors of Mirragin and Nisus, and cash of AUD 3,000,000 paid to the vendors of Nisus. The total consideration for the Vega group under the share sale agreement is USD 84,820,003, comprising the ordinary shares of USD 82,426,099 and cash consideration of USD 2,393,904, of which USD 2,134,800 was paid to the vendors of Nisus at completion. The AUD 550,000 payable by Vega Global Technologies Pty Ltd for Mirragin RAS Consulting Pty Ltd at the acquisition date is included in the liabilities assumed, and was settled after the acquisition by Vega Global Technologies Pty Ltd taking over debt of Mirragin RAS Consulting Pty Ltd. AUD 252,950.88 (USD 180,000 at the acquisition date) of the value of the ordinary shares issued for Mirragin RAS Consulting Pty Ltd is the value of the 17,699 shares provided to the broker of the vendors, is accounted for as a share-based payment for services arising on the acquisition date, recognised in profit or loss (Note 10), and is excluded from the consideration. The consideration for Connect Simple Pty Ltd comprised ordinary shares only. The ordinary shares issued for the acquisitions of USD 180,610,575 at Note 35 therefore include USD 180,000 that is not part of the consideration transferred of USD 180,430,575.

Ordinary shares subscribed for by shareholders and employees of VIS Networks Private Limited. Under a separate subscription agreement, certain shareholders and employees of VIS Networks Private Limited subscribed and paid USD 6,136 in cash for 4,382,603 ordinary shares in the Company (Note 35). The shares were not issued under the agreements for the acquisition of the VIS group and were not issued in exchange for any shares in the VIS group. Because the subscribers were shareholders and employees of the acquiree, IFRS 3 paragraph 52 requires the Group to consider whether the subscription formed part of the business combination. For financial reporting purposes only, the Group has determined that the fair value of the shares of USD 44,571,073 measured at USD 10.17 per share, being the price achieved by the Company on its last issue of shares for cash before listing, to an unrelated investor on 11 February 2026. This attribution does not alter the legal form or terms of the subscription agreement.

Braiin Limited and Controlled Entities

Identifiable assets acquired and liabilities assumed

The amounts below are the provisional amounts recognised for the identifiable assets acquired and liabilities assumed at 12 February 2026. They are management’s best estimate of fair value at that date on the information available, determined as described at Note 4: they start from the balance sheets of the acquired entities at that date, adjusted where fair value differed from carrying amount, and are translated at the rates applying on that date. No intangible assets have been recognised separately from goodwill other than software of USD 6,312 of the Mirragin group. The non-controlling interests are measured at their proportionate share of the identifiable net assets of the acquirees.

USD	Provisional amount
Cash and cash equivalents	4,986,058
Trade receivables	19,362,582
Unbilled receivables	1,351,447
Prepayments	7,727,711
Inventories	1,555,639
Other current assets	4,253,377
Property, plant and equipment	1,621,997
Investment property	4,096,400
Intangible assets	6,312
Right-of-use assets	359,029
Non-current investments	784,570
Deferred tax assets	796,552
Other non-current assets	753,461
Trade payables	(16,132,195)
Contract liabilities	(7,519,363)
Provisions and employee benefit obligations	(896,428)
Other financial liabilities — current	(7,459,514)
Other non-financial liabilities	(884,487)
Lease liabilities	(380,527)
Deferred tax liabilities	(157)
Other financial liabilities — non-current	(2,228,869)
Net identifiable assets acquired	12,153,595

Consideration transferred — ordinary shares issued as consideration	180,430,575
Amount attributed, for financial reporting purposes only, to the shares subscribed for in cash by shareholders and employees of VIS Networks Private Limited (Note 35)	44,571,073
Consideration transferred — cash paid, net of the subscription amount received	14,134,800
Consideration transferred — deferred consideration	10,255,102
Consideration transferred — balance of cash consideration under the share sale agreement	259,104
Total consideration transferred	249,650,654
Non-controlling interests	127,514
Goodwill	237,624,573

The provisional amounts are drawn from the trial balances of VIS Networks Private Limited and the VIS international entities at 12 February 2026, the special purpose financial report of Nisus Australia Pty Ltd (which includes Nisus Payroll Pty Ltd) for the period 1 July 2025 to 12 February 2026 compiled by Verus Advisory Pty Ltd, the consolidated balance sheet of the Mirragin group as at 12 February 2026, and the financial statements of Connect Simple Pty Ltd for the period ended 12 February 2026. Intangible assets of USD 6,312 comprise software of the Mirragin group. Deferred legal costs of VIS Global Pty Ltd of AUD 108,765 (USD 77,397) carried at 12 February 2026 have no future economic benefit and are measured at nil. Non-current investments include the 25 percent interest in Merykh Technologies Private Limited at its carrying amount of USD 6,789. The trade receivables of VIS Networks Private Limited are stated after an additional loss allowance of INR 145,151,924 (USD 1,602,391), and its provisions include annual leave of INR 4,210,893 (USD 46,486), both recognised at 12 February 2026, together with the related deferred tax asset of INR 37,591,718 (USD 414,990).

Braiin Limited and Controlled Entities

Consideration and goodwill by acquisition

USD	VIS group	Vega group	Connect Simple	Total
Ordinary shares issued as consideration	–	82,426,099	98,004,476	180,430,575
Shares subscribed for in cash by VIS shareholders and employees, attributed for financial reporting purposes only (Note 35)	44,571,073	–	–	44,571,073
Cash	12,000,000	2,134,800	–	14,134,800
Balance of cash consideration under the share sale agreement	–	259,104	–	259,104
Deferred consideration	10,255,102	–	–	10,255,102
Total consideration transferred	66,826,175	84,820,003	98,004,476	249,650,654
Identifiable net assets acquired	(12,770,857)	684,477	(67,215)	(12,153,595)
Non-controlling interests	52,042	75,472	–	127,514
Goodwill	54,107,360	85,579,952	97,937,261	237,624,573

The VIS group comprises VIS Networks Private Limited and VIS Global PTE Ltd and their subsidiaries and branch, and the Vega group comprises Vega Global Technologies Pty Ltd and its subsidiaries, including the Mirragin and Nisus businesses.

The acquisitions established the Group’s network infrastructure, systems integration and managed services business in India and internationally, its unmanned systems consulting, training and workforce services business in Australia and its telecommunications connection services business in Australia, and provide the operating base for the deployment of the Group’s technology platform.

Pending completion of the purchase price allocations, the goodwill arising on each acquisition includes the value of the intangible assets of the acquired businesses, which will be recognised separately from goodwill when the allocations are finalised, together with the assembled workforce and the synergies expected from integrating the acquired businesses with the Group’s technology platform. None of the goodwill is expected to be deductible for tax purposes.

The non-controlling interests in the subsidiaries within the VIS group that are not wholly owned, and in Project Isidore Pty Ltd, were measured at their proportionate share of the identifiable net assets of each subsidiary at the acquisition date. Mirragin RAS Consulting Pty Ltd holds 60 percent of Project Isidore Pty Ltd, whose only asset at the acquisition date was a loan of USD 188,679 receivable from Mirragin Project Isidore Pty Ltd, which is eliminated on consolidation, and the non-controlling interest in that entity was USD 75,472. The investment of AUD 432,840 held by Mirragin RAS Consulting Pty Ltd in Project Isidore Pty Ltd is eliminated in determining the identifiable net assets of the Vega group acquired.

The fair value of trade and unbilled receivables acquired was USD 20,580,139. The gross contractual amount receivable was USD 22,552,058, of which USD 1,971,919 was not expected to be collected at the acquisition date. Other receivables of USD 2,858,652 were also acquired.

Acquisition-related costs of USD 1,621,226, being the legal services incurred by the Company, are included in professional services in profit or loss and in operating cash flows in the statement of cash flows.

The cash outflow on the acquisitions presented in the statement of cash flows, net of cash acquired, of USD 9,156,879 comprises cash paid of USD 14,149,073, being USD 12,000,000 paid at completion for VIS Networks Private Limited, USD 999 for VIS Global PTE Ltd and USD 2,148,074 paid to the vendors of Nisus Australia Pty Ltd, less the USD 6,136 received for the subscription shares and cash and cash equivalents acquired of USD 4,986,058.

The deferred consideration of USD 10,255,102 (AUD 14,411,329) recognised in respect of VIS Networks Private Limited and VIS Global PTE Ltd is the present value, discounted at 12 percent per annum, of two cash instalments of USD 7,200,000 and USD 4,800,000 payable to the vendors twelve and twenty-four months after the acquisition date. It is not contingent on future events. Refer to Note 33.

The initial accounting for the acquisitions is incomplete because the purchase price allocations, including the identification and measurement of intangible assets, had not been finalised at the date these consolidated financial statements were authorised for issue. The amounts recognised for the identifiable assets acquired and liabilities assumed, the non-controlling interests and goodwill are provisional. The Group will complete the accounting within the measurement period of twelve months from the acquisition date permitted by IFRS 3 paragraph 45 and will adjust the provisional amounts retrospectively, recognising separately from goodwill any intangible assets identified, together with the related deferred tax and amortisation from the acquisition date.

Contribution to the Group result

The acquired businesses contributed revenue of USD 25,852,647 and a loss of USD 704,190 to the Group for the period from 12 February 2026 to 30 June 2026.

The revenue and profit or loss of the Group for the year as though the acquisition date for the business combinations had been 1 July 2025 are not disclosed. The acquired businesses did not prepare financial information in accordance with IFRS Accounting Standards and the Group’s accounting policies for the period from 1 July 2025 to 12 February 2026, and it is impracticable to prepare that information reliably.

Braiin Limited and Controlled Entities

38. Interests in subsidiaries and non-controlling interests

The consolidated financial statements include the following controlled entities.

Entity	Jurisdiction	Interest 2026	Interest 2025	Held through
Raptor300 Inc	Delaware, USA	100%	100%	Braiin Limited
Braiin LLC	Delaware, USA	100%	100%	Braiin Limited
Raptor Sri Lanka 300 Pvt. Ltd.	Sri Lanka	100%	100%	Raptor300 Inc
VIS Networks Private Limited	India	79.70%	–	Braiin Limited
VISNET Technologies Pvt Ltd Corp	Philippines	Branch	–	VIS Networks Private Limited
VIS Global PTE Ltd	Singapore	79.70%	–	Braiin Limited
VISNET Global SDN BHD	Malaysia	100%	–	VIS Global PTE Ltd
VIS Networks UK Limited	United Kingdom	83%	–	VIS Global PTE Ltd
VIS Global Digital Solutions LLC	Oman	54%	–	VIS Global PTE Ltd
VIS Global Inc	United States	63%	–	VIS Global PTE Ltd
Visnet Technologies LLC	United Arab Emirates	60%	–	VIS Global PTE Ltd
VIS Global Pty Ltd	Australia	72.50%	–	VIS Global PTE Ltd
VIS Global EU B.V.	Netherlands	100%	–	VIS Global PTE Ltd
Vega Global Technologies Pty Ltd	Australia	100%	–	Braiin Limited
Mirragin RAS Consulting Pty Ltd	Australia	100%	–	Vega Global Technologies Pty Ltd
Mirragin Consultants Pty Ltd	Australia	100%	–	Vega Global Technologies Pty Ltd
Mirragin Project Isidore Pty Ltd	Australia	100%	–	Vega Global Technologies Pty Ltd
Project Isidore Pty Ltd	Australia	60%	–	Mirragin RAS Consulting Pty Ltd
Nisus Australia Pty Ltd	Australia	100%	–	Vega Global Technologies Pty Ltd
Nisus Payroll Pty Ltd	Australia	100%	–	Vega Global Technologies Pty Ltd
Connect Simple Pty Ltd	Australia	100%	–	Braiin Limited
Connect Easy Ltd (company number 16514078)	United Kingdom	100%	–	Connect Simple Pty Ltd
ConnectEasy Inc (number 10198866)	Delaware, USA	100%	–	Connect Simple Pty Ltd

Connect Easy Ltd and ConnectEasy Inc have been wholly owned by Connect Simple Pty Ltd since 28 January 2026. Neither entity maintained a general ledger or recorded any transactions during the period from that date to 30 June 2026, all costs of the two entities having been borne by Connect Simple Pty Ltd. Neither entity is separately presented in the consolidation on the basis that its results, assets and liabilities are nil and any balances between the entities would in any event be eliminated on consolidation.

Raptor Sri Lanka 300 Pvt. Ltd. does not maintain separate accounts in the consolidation. Its expenses are funded by Braiin LLC and are recognised in the accounts of Braiin LLC, and are therefore included in the consolidated results. VIS Global EU B.V. was established by VIS Global PTE Ltd and had no assets, liabilities or results at the acquisition date.

Braiin Limited and Controlled Entities

Non-controlling interests

The Group acquired 79.70 percent of VIS Networks Private Limited and of VIS Global PTE Ltd on 12 February 2026 and has agreed to acquire the remaining 20.30 percent for fixed consideration. The vendors remain the registered holders of that interest until it is transferred, but the returns attaching to it, including any distribution or return of capital, accrue to the Group from the acquisition date and the vendors’ entitlement is limited to the fixed consideration. That interest is therefore attributed to the owners of the parent. This position is supported by legal advice from Steinepreis Paganin on the terms of the share sale agreement. The consideration is recognised as deferred consideration within other financial liabilities at Note 33, and no non-controlling interest is recognised in respect of that interest (Note 4).

Non-controlling interests arise within the VIS group on the subsidiaries of VIS Global PTE Ltd that are not wholly owned, being VIS Networks UK Limited, VIS Global Digital Solutions LLC, VIS Global Inc, Visnet Technologies LLC and VIS Global Pty Ltd, and within the Vega group on Project Isidore Pty Ltd, 40 percent of which is held outside the Group. They were measured at their proportionate share of the identifiable net assets of those subsidiaries, USD 127,514, at the acquisition date, and were a net deficit of USD 166,354 at 30 June 2026, principally because VIS Global Digital Solutions LLC and Visnet Technologies LLC have net liabilities. The loss allocated to non-controlling interests for the period was USD 290,165. None of these non-controlling interests is material to the Group, and the summarised financial information required by IFRS 12 paragraph 12 is not presented.

39. Financial instruments — categories and fair values

Financial assets

	2026 USD	2025 USD
Cash and cash equivalents — amortised cost	5,667,180	110,779
Trade receivables — amortised cost	13,362,314	–
Unbilled receivables — amortised cost	1,097,268	–
Other financial assets — current	2,901,867	36,005
Other financial assets — non-current	710,292	–
Investments in equity securities and mutual funds — fair value	804,266	–
	24,543,187	146,784

Financial liabilities

	2026 USD	2025 USD
Trade payables — amortised cost	(9,152,649)	(595,849)
Borrowings — current	(23,331,928)	(3,618,446)
Other financial liabilities — current	(12,027,726)	(214,923)
Other financial liabilities — non-current	(4,049,447)	–
Lease liabilities	(375,502)	(56,051)
	(48,937,252)	(4,485,269)

Fair value hierarchy

The carrying amount of cash and cash equivalents, trade receivables, unbilled receivables, other financial assets, trade payables, other financial liabilities and short-term borrowings approximates fair value because of their short maturity. The investment in Merykh Technologies Private Limited is accounted for using the equity method and is not measured at fair value.

Assets and liabilities measured or disclosed at fair value are categorised within the fair value hierarchy on the basis of the lowest level input that is significant to the measurement as a whole. There were no transfers between levels during the year.

Level 1 — quoted prices, unadjusted, in active markets for identical assets or liabilities. The quoted equity shares and the government securities set out at Note 27 are categorised within Level 1.

Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly. The units in open-ended mutual funds set out at Note 27, measured at the net asset value published daily by the fund managers, are categorised within Level 2.

Braiin Limited and Controlled Entities

Level 3 — inputs that are not based on observable market data. The units in alternative investment funds set out at Note 27 are measured at fair value on a recurring basis using Level 3 inputs; the valuation techniques, the significant unobservable inputs and the movement in the year are set out at Note 27. The fair value of the investment property, which is disclosed at Note 22 but not recognised, is categorised within Level 3 because it is based on management’s knowledge of comparable transactions in the local market rather than on observable prices for identical properties.

40. Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk, being foreign currency risk and interest rate risk. Risk management is carried out under policies approved by the Board of Directors.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, and from credit exposures to customers including outstanding trade and unbilled receivables. The Group’s maximum exposure to credit risk is the carrying amount of its financial assets. Cash is held with reputable financial institutions in each jurisdiction in which the Group operates.

Expected credit losses on trade receivables and unbilled receivables

The Group applies the simplified approach in IFRS 9 and measures the loss allowance on trade receivables and unbilled receivables at an amount equal to lifetime expected credit losses, using a provision matrix based on the historical loss experience of each sub-group adjusted for forward-looking information. The loss allowance on trade receivables at 30 June 2026 was determined as follows.

USD	Gross carrying amount	Loss allowance
Up to 90 days	12,198,525	(364,426)
91 to 365 days	2,215,979	(687,764)
More than 365 days	1,640,537	(1,640,537)
	16,055,041	(2,692,727)

Unbilled receivables of USD 1,097,268 are invoiced within one to two months of the reporting date and are assessed using the loss rate of 2.99 percent for the up to 90 days band. The resulting expected credit loss of USD 32,780 is not material and no loss allowance has been recognised (Note 16).

The movement in the loss allowance was as follows.

	2026 USD	2025 USD
Balance at 1 July	–	–
Assumed on acquisition	(1,971,919)	–
Recognised in profit or loss	(682,313)	–
Amounts written off	–	–
Net exchange differences	(38,495)	–
Balance at 30 June	(2,692,727)	–

The amount recognised in profit or loss of USD 682,313 comprises the impairment losses on financial assets of USD 734,011 (Note 9), less USD 51,698 written off by VIS Global Pty Ltd directly to profit or loss rather than through the loss allowance.

At 30 June 2026 the five largest customers of VIS Networks Private Limited accounted for 38 percent of the Group’s gross trade receivables, and two customers, both of VIS Networks Private Limited, individually accounted for more than 10 percent.

Liquidity risk

Liquidity risk is the risk that the Group will be unable to meet its financial obligations as they fall due. The Group manages liquidity by monitoring forecast and actual cash flows and by maintaining access to funding through equity issues and borrowing facilities.

Braiin Limited and Controlled Entities

The following table analyses the Group’s financial liabilities into maturity groupings based on the remaining period to the contractual maturity date. The amounts for the promissory notes and the convertible notes are the contractual undiscounted cash flows, including interest to maturity, and exceed the carrying amounts. The deferred consideration is shown at its contractual amounts of USD 7,200,000 and USD 4,800,000. Bank and other borrowings are shown at the principal outstanding, and the loan against property from Kotak Mahindra Bank Limited is shown in the earliest period because the bank may withdraw the facility at any time (IFRS 7 paragraph B11C(a)). Lease liabilities are shown at their carrying amounts.

USD	Not later than 1 year	Later than 1 year	Total
Trade payables	9,152,649	–	9,152,649
Streeterville promissory notes	10,181,177	–	10,181,177
Advaitha note purchase agreement	10,521,600	–	10,521,600
Convertible notes	8,621	–	8,621
Bank and other borrowings	4,882,027	–	4,882,027
Other financial liabilities	12,507,954	4,848,845	17,356,799
Lease liabilities	104,714	270,788	375,502
	47,358,742	5,119,633	52,478,375

The Streeterville promissory notes bear a coupon of 9 percent per annum compounding daily, giving effective interest rates of 28.78 percent and 28.83 percent per annum (Note 33); the Advaitha note purchase agreement bears interest of USD 115,200 a month, being 14.4 percent per annum on the principal outstanding of USD 9,600,000; the convertible notes bear interest at 10 percent per annum; and the loan against property from Kotak Mahindra Bank Limited bears interest at the Reserve Bank of India repo rate plus 2.65 percent. Trade payables and other financial liabilities are non-interest bearing, other than the deferred consideration, which is measured at amortised cost at an effective interest rate of 12 percent per annum.

Foreign currency risk

The Group operates internationally and is exposed to foreign currency risk on monetary assets and liabilities denominated in a currency other than the functional currency of the entity that holds them. At 30 June 2026 these were principally balances denominated in United States dollars held by the Company, whose functional currency is the Australian dollar, being the promissory notes and the deferred consideration, and smaller United States dollar balances held by Group entities whose functional currencies are the Indian rupee, the Philippine peso, the United Arab Emirates dirham and the Omani rial. The Group did not hedge its foreign currency exposure during the year.

The following table shows the effect on loss before tax and on equity of a 10 percent strengthening or weakening of each functional currency against the United States dollar, applied to the United States dollar monetary assets and liabilities held at the reporting date by Group entities with that functional currency, with all other variables held constant. A positive amount is a decrease in the loss before tax and an increase in equity. No tax effect is recognised, so the effect on equity is equal to the effect on loss before tax.

USD	Loss before tax — 10% stronger	Loss before tax — 10% weaker	Equity — 10% stronger	Equity — 10% weaker
Australian dollar	2,915,020	(2,915,020)	2,915,020	(2,915,020)
Indian rupee	(32,582)	32,582	(32,582)	32,582
Philippine peso	(4,683)	4,683	(4,683)	4,683
United Arab Emirates dirham	(659)	659	(659)	659
Omani rial	(174)	174	(174)	174
	2,876,922	(2,876,922)	2,876,922	(2,876,922)

Braiin Limited and Controlled Entities

Interest rate risk

The Group’s exposure to interest rate risk arises principally from its borrowings. The Streeterville promissory notes, the Advaitha note purchase agreement and the convertible notes bear interest at fixed rates and are not exposed to cash flow interest rate risk. The short-term borrowings from banks of VIS Networks Private Limited of USD 2,252,236, which bear interest at rates linked to the lender’s marginal cost of funds, and the loan against property from Kotak Mahindra Bank Limited of USD 1,965,820, which bears interest at the Reserve Bank of India repo rate plus 2.65 percent, are exposed to cash flow interest rate risk. The analysis below does not include the insurance premium funding and the loans from external parties, totalling USD 662,624.

Effect of a change in variable interest rates	Loss before tax USD	Equity USD
Increase of 100 basis points	(42,181)	(42,181)
Decrease of 100 basis points	42,181	42,181

The analysis assumes the variable rate borrowings outstanding at 30 June 2026 were outstanding for a full year, with all other variables held constant. The Group did not use interest rate derivatives during the year.

41. Capital management

The Group manages its capital to ensure it can continue as a going concern while providing returns to shareholders and benefits to other stakeholders. Capital comprises equity attributable to owners of the parent together with the Group’s borrowings. The Board reviews the capital structure regularly, having regard to the cost of capital and the risks associated with each class of capital.

The Group is not subject to externally imposed capital requirements. The Streeterville promissory notes and the Advaitha note purchase agreement do not contain financial covenants requiring the maintenance of specified ratios or levels of net assets, earnings or liquidity. They contain the trigger events described at Note 33, which include non-payment, insolvency, an unvacated money judgment exceeding USD 250,000 and breach of any other financing agreement exceeding USD 500,000. No trigger event occurred during the year or up to the date these consolidated financial statements were authorised for issue, and the Group complied with the terms of all of its borrowings throughout the period.

42. Related party transactions

Parent entity

Braiin Limited is the ultimate parent entity of the Group.

Subsidiaries

Interests in subsidiaries are set out in Note 38. Transactions and balances between the Company and its subsidiaries are eliminated on consolidation.

Transactions with other related parties

The following transactions occurred with related parties during the year.

2026 USD
Shares issued to Advaitha Pty Ltd as trustee for The Advaitha Family Trust, an entity associated with Viswanatha Chetan Saligrama, a Director	3,000,069
Ordinary shares issued as consideration for the acquisition of Connect Simple Pty Ltd, of which approximately 97.96 percent were issued to Viswanatha Chetan Saligrama and to Advaitha Pty Ltd	98,004,476
Carrying amount of the note purchase agreement with Advaitha Pty Ltd at 30 June 2026	9,780,990
Interest paid to Advaitha Pty Ltd during the year	345,600
Promissory note held by the Saligrama Trust repaid to Advaitha Pty Ltd on 13 March 2026	243,000
Accounting and administrative services provided by Forest House Pty Ltd, an entity associated with Jay Stephenson	–
Remuneration of Roni Laserson, Head of Investor Relations and spouse of Natraj Balasubramanian	103,562
Loan payable by the Company to Natraj Balasubramanian, Chief Executive Officer and a Director, at 30 June 2026	8,957
Loans receivable by Mirragin RAS Consulting Pty Ltd from Defining Films Pty Ltd (AUD 276,780.24) and RELMS Business Services Pty Ltd (AUD 49,100.52), entities associated with Rob Sutton, at 30 June 2026	223,847

Braiin Limited and Controlled Entities

Acquisition of Connect Simple Pty Ltd

The Company entered into a share sale agreement on 8 December 2025 to acquire 100 percent of Connect Simple Pty Ltd from Gomazz Pty Ltd as trustee for the Georgiou Family Trust, which was then the sole shareholder and an unrelated party. On 28 January 2026, before settlement, Connect Simple issued 2,200 shares to Viswanatha Chetan Saligrama in consideration for 100 percent of Connect Easy Ltd and 2,600 shares to Advaitha Pty Ltd in consideration for 100 percent of ConnectEasy Inc, under two Sub-Division 124-M roll-over agreements. Following those issues Mr Saligrama held, directly and through Advaitha, approximately 97.96 percent of Connect Simple, and Gomazz Pty Ltd held 2.04 percent.

On settlement of the share sale agreement on 12 February 2026 an aggregate of 9,636,625 fully paid ordinary shares in the Company were issued at the agreed reference price of USD 10.17 per share, subject to a twelve-month lock-up. Control of Connect Simple passed to the Group on 12 February 2026, on completion of the listing, which is the acquisition date (Note 37). The consideration shares were allocated in accordance with the post-restructure ownership of Connect Simple. Mr Saligrama is President, Chief Operating Officer and a Director of the Company. The Board reviewed and approved the transaction with Mr Saligrama recused from deliberation and voting, as recorded in the Report on Form 6-K furnished on 19 May 2026.

Loans to Defining Films Pty Ltd and RELMS Business Services Pty Ltd

Between 22 May 2025 and 30 June 2026 Mirragin RAS Consulting Pty Ltd advanced funds to Defining Films Pty Ltd and its parent RELMS Business Services Pty Ltd, entities associated with Rob Sutton, Chief Executive Officer of Vega Global Technologies Pty Ltd and Mirragin RAS Consulting Pty Ltd, in contemplation of a proposed acquisition of Defining Films that did not proceed. The advances were made without a written agreement, were unsecured during the year and are repayable on demand. Amounts of AUD 276,780.24 owed by Defining Films and AUD 49,100.52 owed by RELMS Business Services, together USD 223,847, are included in other financial assets at 30 June 2026. On 15 October 2026 the borrowers, Mr Sutton and RELMS Consolidated Pty Ltd as trustee of The Sutton Family Trust entered into a Deed of Acknowledgment of Debt, Share Security and Limited Recourse, under which the borrowers acknowledged the advances, interest accrues from 1 April 2026 at the higher of 8.27 percent per annum and the Australian fringe benefits tax benchmark rate, and the trustee granted security over the 1,012,029 ordinary shares in the Company that it holds.

The loan from Natraj Balasubramanian of USD 8,957 is included in other financial liabilities at 30 June 2026.

Jay Stephenson served as Chief Financial Officer and Company Secretary throughout the year and received no remuneration for the period from 1 July 2025 to 11 February 2026.

43. Key management personnel compensation

	2026 USD	2025 USD	2024 USD
Short-term employee benefits	(658,874)	(283,243)	(97,033)
Post-employment benefits	(12,130)	–	–
Other long-term benefits	–	–	–
Termination benefits	–	–	–
Share-based payments	–	–	–
	(671,004)	(283,243)	(97,033)

Key management personnel comprise the directors of the Company, the Chief Financial Officer, the Chief Strategy Officer and the Head of Investor Relations.

Short-term employee benefits comprise salaries and fees of USD 581,480, a sign-on bonus of USD 50,000 and non-monetary benefits of USD 27,394. Non-monetary benefits comprise medical, dental, vision and workers’ compensation premiums borne by the Group. Post-employment benefits comprise superannuation guarantee contributions. Two directors have elected to receive a salary of USD 1 per year.

Braiin Limited and Controlled Entities

44. Commitments and contingencies

Capital commitments

The Group had no capital commitments contracted for but not provided at 30 June 2026 (2025: nil; 2024: nil).

Contingent liabilities

Braiin Limited has granted security over its assets, and its subsidiaries have given guarantees, in respect of the secured promissory notes issued to Streeterville Capital, LLC and the note purchase agreement with Advaitha Pty Ltd. Refer to Note 33. Other than as set out above, the Group had no contingent liabilities at 30 June 2026 (2025: nil; 2024: nil).

Legal proceedings

No member of the Group is party to any legal or arbitration proceedings, and no such proceedings are pending or known to be threatened, that may have a material effect on the financial position of the Group.

Contingent assets

The Group had no contingent assets at 30 June 2026 (2025: nil; 2024: nil).

45. Events after the reporting period

Since 30 June 2026 the Group has arranged the following financing. None of it affects the amounts recognised at 30 June 2026, and the note purchase agreement with Advaitha Pty Ltd remains presented as a current liability at that date.

Extension of the Advaitha note purchase agreement. Under a deed of extension dated 3 November 2026 between the Company and Advaitha Pty Ltd, a related party (Note 42), the maturity of the USD 9,600,000 of principal outstanding under the note purchase agreement was extended by twelve months, to 11 February 2028. Interest of USD 115,200 a month (14.4 percent per annum) remains payable monthly in arrears, and the principal is repayable in three monthly instalments from 11 December 2027 to 11 February 2028. The non-payment of the instalments previously due in December 2026 to February 2027 is not an event of default, and the existing security continues to apply.

New Advaitha secured promissory note. Under a secured promissory note dated 3 November 2026, Advaitha Pty Ltd must advance a further USD 10,200,000 to the Company on 1 February 2027. The note is secured on the same terms as the note purchase agreement and bears interest at 14.4 percent per annum, which accrues and is payable together with the principal on 1 February 2028.

Third-party loans. The Company has entered into two binding loan agreements with independent third-party lenders for loans totalling USD 14,000,000, bearing interest at 14.4 percent per annum and unsecured, which the lenders are irrevocably and unconditionally committed to advance, without any condition precedent: USD 5,500,000 on 1 January 2027 under an agreement dated 4 November 2026, and USD 8,500,000 on 1 February 2027 under an agreement dated 2 November 2026. Each loan is repayable with accrued interest twelve months after it is advanced, on 1 January 2028 and 1 February 2028 respectively.

No amount had been drawn under the new facilities at the date these consolidated financial statements were authorised for issue.

Equity facility. Since 30 June 2026 the Company has entered into a term sheet for an equity facility.

Settlement of an amount payable. At 30 June 2026 trade payables included an amount owing for professional services that was in dispute at that date. The dispute was settled after the reporting period on confidential terms.

On 15 October 2026 Mirragin RAS Consulting Pty Ltd entered into a Deed of Acknowledgment of Debt, Share Security and Limited Recourse in respect of its advances to Defining Films Pty Ltd and RELMS Business Services Pty Ltd, under which the borrowers acknowledged the amounts owing, interest became payable and security was granted over 1,012,029 ordinary shares in the Company (Note 42). Other than these matters, no matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

